As Filed with the Securities and Exchange Commission on October 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ESB Financial Corporation

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	6035	25-1659846
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

(724) 758-5584

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

(724) 758-5584

(Name, Address, Including Zip Code, and Telephone

Number, Including Area Code, of Agent for Service)

Copies To:

Raymond A. Tiernan, Esq. Kenneth B. Tabach, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W. Washington, D.C. 20005 (202) 347-0300	Richard Fisch, Esq. Malizia Spidi & Fisch PC 1100 New York Avenue, N.W. Suite 340 West Washington, D.C. 20005 (202) 434-4660

Approximate Date of Commencement of the Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common stock, $.01 par value	3,500,491 shares	N/A	$50,415,753	$6,388

(1)	This registration statement covers the maximum number of shares of the registrant’s common stock expected to be issued upon consummation of the merger of PHSB Financial Corporation with and into the registrant, pursuant to the agreement and plan of reorganization, dated as of August 12, 2004, by and between the registrant and PHSB.

(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, the registration fee is based on the average of the high and low prices for a share of common stock of PHSB, as reported on the Nasdaq Stock Market, National Market System on October 1, 2004 ($26.72), multiplied by the maximum number of shares of PHSB common stock to be exchanged in the merger (2,903,353), including shares issuable upon the exercise of outstanding stock options (290,526), reduced by the amount of cash to be paid by the registrant for such shares ($43,117,367).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer and sale is not permitted.

ESB FINANCIAL CORPORATION	PHSB FINANCIAL CORPORATION

The boards of directors of ESB Financial Corporation and PHSB Financial Corporation have approved an agreement to merge our companies. We believe the merger will significantly expand our market presence and enhance our ability to offer more products and services to our customers in our western Pennsylvania market area.

If the merger is completed, PHSB stockholders will elect to receive either $27.00 in cash or shares of ESB common stock with an approximate value of $27.00 based upon a pre-closing average market price of ESB common stock, with cash paid instead of issuing fractional shares of ESB common stock. On                     , 2004, the closing price of the ESB common stock was $            . For purposes of illustration only, assuming that $             was the average market price of ESB common stock to be used to calculate the number of shares of ESB common stock that you are entitled to receive in the merger, you would be entitled to receive                  shares of ESB common stock for each share of PHSB common stock you own, subject to the right to elect cash and the allocation and proration procedures described herein. However, because the aggregate consideration to be paid to all PHSB stockholders is payable 50% in cash and 50% in ESB common stock, regardless of your choice, PHSB stockholders may actually receive a combination of cash and stock depending on the elections made by other PHSB stockholders. We expect that the merger will generally be tax free with respect to shares of ESB common stock that you receive in the merger. The ESB common stock is traded on the Nasdaq National Market under the symbol “ESBF.”

The merger cannot be completed unless the stockholders of ESB and PHSB approve the merger agreement. Accordingly, special meetings of stockholders of ESB and PHSB have been scheduled to vote on the merger agreement. The date, time and place of the special meetings are as follows:

For ESB stockholders:	For PHSB stockholders:
, 2004	, 2004
: a.m. local time	: a.m. local time
Connoquenessing Country Club	Chippewa Township Municipal Building
1512 Mercer Road	2811 Darlington Road
Ellwood City, Pennsylvania	Chippewa Township, Pennsylvania

This document gives you detailed information about the special meetings, the merger and related matters. We urge you to read this entire document carefully, including the considerations discussed under “Risk Factors,” beginning on page     , and the appendices thereto, which include the merger agreement. You can also obtain information about our companies from documents that we have each filed with the Securities and Exchange Commission.

Your vote is very important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by completing and mailing the enclosed proxy card in the manner described herein.

We join all other members of each company’s board of directors in recommending that you vote “FOR” approval of the merger agreement.

[signature cut]	[signature cut]

Charlotte A. Zuschlag	James P. Wetzel, Jr.
President and Chief Executive Officer	President and Chief Executive Officer
ESB Financial Corporation	PHSB Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of ESB common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This joint proxy statement/prospectus is dated                          , 2004 and was first mailed to stockholders of ESB and PHSB on or about                          , 2004.

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

(724) 758-5584

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                          , 2004

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of ESB Financial Corporation will be held at the Connoquenessing Country Club, located at 1512 Mercer Road, Ellwood City, Pennsylvania, on      day,                          , 2004, at     :     a.m., local time, for the following purposes:

1. to consider and vote upon a proposal to approve an agreement and plan of reorganization, dated as of August 12, 2004, between ESB Financial Corporation and PHSB Financial Corporation, pursuant to which PHSB will merge with and into ESB and each outstanding share of PHSB common stock will be converted into the right to receive, at the election of the holder, either $27.00 in cash or ESB common stock with a value of approximately $27.00 based upon a pre-closing average market price, subject to the election, allocation and proration procedures set forth in the merger agreement as described in the accompanying materials;

2. to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The board of directors has fixed the close of business on                          , 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting. Only holders of ESB common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

Our board of directors has determined that the merger agreement is in the best interests of ESB and its stockholders and recommends that stockholders vote “FOR” approval of the merger agreement.

Your vote is very important. Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

By Order of the Board of Directors

Frank D. Martz
Group Senior Vice President
of Operations and Secretary

                         , 2004

Ellwood City, Pennsylvania

PHSB FINANCIAL CORPORATION

744 Shenago Road

Beaver Falls, Pennsylvania 15010

(724) 846-7300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                          , 2004

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of PHSB Financial Corporation will be held at the Chippewa Township Municipal Building, located at 2811 Darlington Road, Chippewa Township, Pennsylvania, on      day,                          , 2004, at     :     a.m., local time, for the following purposes:

1. to consider and vote upon a proposal to approve an agreement and plan of reorganization, dated as of August 12, 2004, between ESB Financial Corporation and PHSB Financial Corporation, pursuant to which PHSB will merge with and into ESB and each outstanding share of PHSB common stock will be converted into the right to receive, at the election of the holder, either $27.00 in cash or ESB common stock with a value of approximately $27.00 based upon a pre-closing average market price, subject to the election, allocation and proration procedures set forth in the merger agreement as described in the accompanying materials;

2. to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The board of directors has fixed the close of business on                          , 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting. Only holders of PHSB common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

Our board of directors has determined that the merger agreement is in the best interests of PHSB and its stockholders and recommends that stockholders vote “FOR” approval of the merger agreement.

Your vote is very important. Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

By Order of the Board of Directors

John M. Rowse
Secretary

                         , 2004

Beaver Falls, Pennsylvania

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about ESB and PHSB from documents that may not be included in or delivered with this document. For a listing of the documents incorporated by reference in this document, please see “Where You Can Find More Information” beginning on page     . You can obtain documents incorporated by reference in this document but not otherwise accompanying this document by requesting them in writing or by telephone from the appropriate company at the following addresses or by telephone:

ESB Financial Corporation 600 Lawrence Avenue Ellwood City, Pennsylvania 16117 Attention: Frank D. Martz (724) 758-5584	PHSB Financial Corporation 744 Shenango Road Beaver Falls, Pennsylvania 15010 Attention: John M. Rowse (724) 846-7300

You will not be charged for any of these documents that you request. If you would like to request documents, please do so by                          , 2004 in order to receive them before the special meeting.

Accompanying this joint proxy statement/prospectus are PHSB’s 2003 annual report to stockholders and quarterly report on Form 10-Q for the quarter ended June 30, 2004.

For additional information regarding where you can find information about ESB and PHSB, please see “Where You Can Find More Information” beginning on page     .

(i)

(ii)

Appendices:
Appendix A	Agreement and Plan of Reorganization, dated as of August 12, 2004, between ESB and PHSB and the related Agreement of Merger
Appendix B	Opinion of FinPro, Inc.
Appendix C	Opinion of Sandler O’Neill & Partners, L.P.

(iii)

QUESTIONS AND ANSWERS

ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q: What do I need to do now?

A: After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the ESB special meeting or PHSB special meeting.

Q: Why is my vote important?

A: The merger agreement must be approved by both the holders of ESB common stock and PHSB common stock. If you do not return your proxy card, it will be more difficult for ESB and PHSB to obtain the necessary quorums to hold their special meetings and obtain approval of their stockholders.

Q: If my shares are held in street name by my broker or bank, will my broker or bank automatically vote my shares for me?

A: No. Your broker, bank or other nominee will not be able to vote shares held by it in “street name” on your behalf without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, following the directions your broker, bank or other nominee provides.

Q: What if I fail to instruct my broker or bank?

A: If you fail to instruct your broker, bank or other nominee to vote your shares, they will not be voted and will not count toward a quorum at the respective special meeting.

Q: Can I attend the meeting and vote my shares in person?

A: Yes. All stockholders are invited to attend the special meetings. However, if you hold your shares in street name, you will need proof of ownership (by means of a recent brokerage statement, letter from a bank or broker or other means) to be admitted to the meeting. Stockholders of record can vote in person at the respective special meeting. If your shares are held in street name, then you are not the stockholder of record and you must ask your broker, bank or other nominee how you can vote at the special meeting.

Q: Can I change my vote?

A: Yes. If you are a stockholder of record, there are three ways you can change your vote after you have sent in your proxy card.

•	First, you may send a written notice to the Secretary of ESB or PHSB, as the case may be, stating that you would like to revoke your proxy before the special meeting.

•	Second, you may complete and submit a new proxy card. Any earlier proxies will be revoked automatically.

•	Third, you may attend the respective special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you hold your shares in street name and you have instructed a broker, bank or other nominee to vote your shares, you must follow directions you receive from your broker, bank or other nominee to change your vote.

Q: If I am a PHSB stockholder, should I send in my stock certificates now?

A: No. You should not send in your stock certificates at this time. Instructions for surrendering your PHSB common stock certificates in exchange for the merger consideration will be sent to you after we complete the merger. If you are an ESB stockholder, you will keep your existing ESB shares after the merger.

Q: Who should I call with questions?

A: ESB stockholders should call Frank D. Martz, Corporate Secretary of ESB, at (724) 758-5584. PHSB stockholders should call John M. Rowse, Corporate Secretary of PHSB, at (724) 846-7300.

In addition, you may call our proxy solicitor, Morrow & Co., Inc., at (212) 754-8000 with any questions about the merger and related matters.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the merger agreement and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page     . Page references are included in this summary to direct you to a more complete description of the topics.

Throughout this document, “ESB,” “we,” “us” and “our” refers to ESB Financial Corporation and “ESB Bank” refers to our banking subsidiary. “PHSB” refers to PHSB Financial Corporation and “Peoples Bank” refers to Peoples Home Savings Bank, PHSB’s banking subsidiary. Also, we refer to the merger between PHSB and ESB as the “merger,” the merger between Peoples Bank and ESB Bank as the “bank merger” and the agreement and plan of reorganization, dated as of August 12, 2004, between ESB and PHSB, and the related agreement of merger, as the “merger agreement.”

Parties to the Proposed Merger (Pages          and         )

ESB Financial Corporation. ESB is a Pennsylvania corporation and savings and loan holding company that provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiaries, ESB Bank, PennFirst Financial Services Inc. and THF, Inc. ESB Bank is a Pennsylvania chartered stock savings bank which conducts business through 17 offices throughout Allegheny, Beaver, Butler and Lawrence Counties in Pennsylvania. ESB Bank is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits. At June 30, 2004, ESB had consolidated assets of $1.4 billion and consolidated stockholders’ equity of $89.0 million. ESB’s executive offices are located at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, and its telephone number is (724) 758-5584.

PHSB Financial Corporation. PHSB is a Pennsylvania corporation and bank holding company that owns all of the outstanding capital stock of Peoples Home Savings Bank. Through Peoples Bank, PHSB is primarily engaged in the business of attracting deposits from the general public and offering traditional mortgage loan products, commercial loans and consumer loans, which primarily consist of automobile loans. Peoples Bank is a Pennsylvania chartered stock savings bank which conducts business through its main office, nine branch offices and an administrative office located throughout Beaver and Lawrence Counties in Pennsylvania At June 30, 2004, PHSB had consolidated assets of $323.0 million and consolidated stockholders’ equity of $45.4 million. PHSB’s executive offices are located at 744 Shenango Road, Beaver Falls, Pennsylvania 15010, and its telephone number is (724) 846-7300.

PHSB Stockholders will receive Cash or Whole Shares of ESB Common Stock for each Share of PHSB Common Stock Exchanged Pursuant to the Merger (Page         )

ESB and PHSB propose a merger in which PHSB will merge with and into ESB, which will be immediately followed by the merger of Peoples Home Savings Bank with and into ESB Bank. If the merger is completed, each outstanding share of PHSB common stock (subject to certain exceptions) will be converted into the right to receive $27.00 in either cash or a number of shares of ESB common stock, at the election of each PHSB stockholder and subject to the election, allocation and proration procedures set forth in the merger agreement. In the merger, 50% of the total value of the consideration paid by ESB will be paid in cash and 50% will be paid in ESB common stock. The number of shares of ESB common stock to be received for each share of PHSB common stock will be equal in value to $27.00, as measured during a 20-trading day period prior to the closing of the merger.

ESB will not issue fractional shares in connection with the merger. Instead, PHSB stockholders who receive ESB common stock will receive the value of any fractional share interest in cash based on the average sales price of a share of ESB common stock during the 20-trading day period prior to the closing of the merger.

On                     , 2004, the closing price of the ESB common stock was $            . For purposes of illustration only, assuming that $             was the average market price of ESB common stock to be used to calculate the number of shares of ESB common stock that you are entitled to receive in the merger, you would be entitiled to receive              shares of ESB common stock for each share of PHSB common stock you own, subject to the right to elect cash and the allocation and proration procedures set forth in the merger agreement.

You will need to surrender your PHSB common stock certificates to receive the appropriate merger consideration, but you should not send us any certificates now. You will receive detailed instructions on how to exchange your shares following the merger.

Comparative Per Share Market Price Information (Page         )

Shares of ESB common stock and PHSB trade on the Nasdaq Stock Market Inc.’s National Market under the symbols “ESBF” and “PHSB,” respectively. On August 11, 2004, the last trading day preceding the public announcement of the proposed merger, the ESB common stock closed at $12.27 per share and the PHSB common stock closed at $22.47 per share. On                  , 2004, the ESB common stock closed at $             per share and the PHSB common stock closed at $             per share.

ESB cannot assure you that its stock price will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the ESB common stock from a newspaper, via the Internet or by calling your broker.

Comparative Per Share Dividend Information (Page         )

ESB and PHSB currently pay a quarterly cash dividend to their respective stockholders. During the second quarter of 2004, ESB declared a cash dividend of $0.10 per share of ESB common stock and PHSB declared a cash dividend of $0.20 per share of PHSB common stock. ESB intends to continue to pay a quarterly cash dividend to its stockholders. Pursuant to the merger agreement, PHSB may continue to declare and pay regular quarterly dividends at a rate of $0.20 per share on the PHSB common stock for each full calendar quarter during the period prior to consummation of the merger.

Your Exchange of PHSB Common Stock for ESB Common Stock Has Been Structured as a Tax - Free Transaction (Page         ).

The merger has been structured to qualify as a “reorganization” for federal income tax purposes, and it is a condition of the parties’ respective obligations to complete the merger that ESB and PHSB each receive a legal opinion that the merger will so qualify. In addition, in connection with the filing of the registration statement of which this document is a part, ESB has received a legal opinion to the same effect. We expect that, for federal income tax purposes, if you are a PHSB stockholder you generally will not recognize gain or loss with respect to your shares of PHSB common stock if you receive only shares of ESB common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in PHSB common stock. If you receive cash and shares of ESB common stock in exchange for your shares of PHSB common stock, you will generally recognize gain, but not loss, with respect to the excess of the cash and value of ESB common stock you receive over your tax basis in your shares of PHSB common stock exchanged, but in any case, not in excess of the amount of cash you receive in the merger. If you receive only cash in exchange for your shares of PHSB common stock, you will recognize gain or loss in an amount equal to the difference between the cash you receive and your tax basis in your shares of PHSB common stock exchanged.

Tax matters are complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

ESB’s Financial Advisor Believes that the Merger Consideration is Fair to ESB and its Stockholders From a Financial Point of View (Page         )

Among other factors considered in deciding to approve the merger, the ESB board of directors received the opinion of its financial advisor, FinPro, Inc., that, as of August 12, 2004 (the date on which the ESB board of directors approved the merger agreement), the merger consideration was fair to ESB and ESB’s stockholders from a financial point of view. This opinion was subsequently confirmed in writing as of the date of this document. The updated opinion of FinPro is included as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by FinPro in providing its opinion. FinPro’s opinion is directed to the ESB board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. ESB has agreed to pay FinPro a fee of approximately $215,000 in connection with the merger. The principal portion of this fee is payable upon completion of the merger.

PHSB’s Financial Advisor Believes that the Merger Consideration is Fair to PHSB Stockholders From a Financial Point of View (Page         )

Among other factors considered in deciding to approve the merger, the PHSB board of directors received the opinion of its financial advisor, Sandler O’Neill & Partners, L.P., that, as of August 12, 2004 (the date on which the PHSB board of directors approved the merger agreement), the merger consideration was fair to stockholders of PHSB from a financial point of view. This opinion was subsequently confirmed in writing as of the date of this document. The updated opinion of Sandler O’Neill is included as Appendix C. The opinion was rendered subject to the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. You should read this opinion in its entirety. Sandler O’Neill’s opinion is directed to the PHSB board of directors and does not constitute a recommendation to any stockholder as to how to vote at the special meeting, the form of consideration such stockholder should elect or any other matters relating to the merger.

PHSB has agreed to pay Sandler O’Neill a transaction fee of approximately $860,000 in connection with the merger, which is payable upon completion of the merger. PHSB has also paid Sandler O’Neill a fee of $150,000 for rendering its opinion, which fee will be credited against the transaction fee.

ESB’s Board of Directors Recommends Approval of the Merger Agreement (Page         )

Based on ESB’s reasons for the merger described herein, including the fairness opinion of FinPro, the ESB board of directors believes that the merger is fair to ESB stockholders and in their best interests and recommends that you vote “FOR” approval of the merger agreement.

PHSB’s Board of Directors Recommends Approval of the Merger Agreement (Page         )

Based on PHSB’s reasons for the merger described herein, including the fairness opinion of Sandler O’Neill, the PHSB board of directors believes that the merger is fair to PHSB stockholders and in their best interests and recommends that you vote “FOR” approval of the merger agreement.

Date, Time and Location of the ESB Special Meeting (Page         )

The ESB special meeting will be held on             day,                , 2004, at         : a.m., local time, at the the Connoquenessing Country Club, located at 1512 Mercer Road, Ellwood City, Pennsylvania. At the ESB special meeting, ESB stockholders will be asked to approve the merger agreement, to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the ESB Special Meeting (Page         )

You are entitled to vote at the ESB special meeting if you owned shares of ESB common stock as of the close of business on                      , 2004. You will have one vote at the special meeting for each share of ESB common stock that you owned on that date.

Stockholders of record may vote by mail or by attending the ESB special meeting and voting in person. Each properly executed proxy returned to ESB (and not revoked) by a holder of ESB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Date, Time and Location of the PHSB Special Meeting (Page         )

The PHSB special meeting will be held on             ,                , 2004, at         :         a.m., local time, at the Chippewa Township Municipal Building, located at 2811 Darlington Road, Chippewa Township, Pennsylvania. At the PHSB special meeting, PHSB stockholders will be asked to approve the merger agreement, to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the PHSB Special Meeting (Page         )

You are entitled to vote at the PHSB special meeting if you owned shares of PHSB common stock as of the close of business on                      , 2004. You will have one vote at the special meeting for each share of PHSB common stock that you owned on that date.

Stockholders of record may vote by mail or by attending the special meeting and voting in person. Each properly executed proxy returned to PHSB (and not revoked) by a holder of PHSB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Approval of the Merger Agreement Requires a Majority Vote by ESB and PHSB Stockholders (Page         )

The affirmative vote of a majority of the votes cast by the holders of ESB common stock and PHSB common stock, voting in person or by proxy, at their respective special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

Management of ESB and PHSB Own Shares That May Be Voted at the Special Meetings (Page         )

The directors and executive officers of ESB and their respective affiliates collectively owned approximately         % of the outstanding shares of ESB common stock as of the record date for the ESB special meeting. Directors of ESB, who in the aggregate can vote approximately         % of the votes entitled to be cast at the ESB special meeting, have entered into stockholder agreements with PHSB pursuant to which they have agreed to vote all of their shares for approval of the merger agreement.

The directors and executive officers of PHSB and their respective affiliates collectively owned approximately         % of the outstanding shares of PHSB common stock as of the record date for the PHSB special meeting. Directors of PHSB, who in the aggregate can vote approximately         % of the votes entitled to be cast at the PHSB special meeting, have entered into stockholder agreements with ESB pursuant to which they have agreed to vote all of their shares for approval of the merger agreement.

Completion of the Merger is Subject to Customary Conditions (Page         )

The completion of the merger is subject to a number of customary conditions being met, including the approval of the merger agreement by the stockholders of ESB and PHSB and the receipt of all required regulatory approvals.

Unless prohibited by law, either ESB or PHSB could elect to waive a condition that has not been satisfied and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

ESB and PHSB Must Obtain Regulatory Approvals to Complete the Merger and the Bank Merger (Page         )

To complete the merger and the bank merger, the parties need the prior approval of or waiver from the Board of Governors of the Federal Reserve System, or Federal Reserve Board, the Federal Deposit Insurance Corporation, or FDIC, and the Pennsylvania Department of Banking, or the Department. The U.S. Department of Justice will have an opportunity to comment during the approval process of the federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. ESB and PHSB are in the process of preparing and filing all necessary applications and notices with the applicable regulatory agencies. ESB and PHSB cannot predict, however, whether the required regulatory approvals will be obtained.

ESB and PHSB may Terminate the Merger Agreement (Page         )

ESB and PHSB can mutually agree at any time to terminate the merger agreement before completing the merger, even if stockholders of ESB and PHSB have already voted to approve it. Either party also can terminate the merger agreement in certain circumstances, including:

•	if the merger is not completed by July 31, 2005, provided that the party seeking to terminate the merger agreement is not responsible for the delay;

•	if any required regulatory approval for consummation of the merger or the bank merger is not obtained;

•	if the stockholders of ESB or PHSB do not approve the merger agreement; or

•	if the other party materially breaches any of its representations, warranties or obligations under the merger agreement and the breach cannot be or has not been cured within 30 days of notice of the breach.

In addition, ESB may terminate the merger agreement in the event that (i) PHSB, without having received ESB’s prior written consent, enters into an agreement to engage in an acquisition transaction with any person other than ESB, (ii) the PHSB board of directors recommends that the PHSB stockholders approve or accept an acquisition transaction with any person other than ESB, or (iii) any person or group, other than ESB acquires beneficial ownership of, or the right to acquire beneficial ownership of, 25% or more of the aggregate voting power represented by the outstanding PHSB common stock.

If the merger agreement is terminated under certain circumstances, PHSB is required to pay ESB a termination fee of $3.5 million.

ESB and PHSB may Amend and Extend the Merger Agreement (Page         )

The parties may amend the merger agreement at any time before the merger actually takes place, and may agree to extend the time within which any action required by the merger agreement is to take place. No amendment may be made to the merger agreement after the PHSB special meeting without further approval by the PHSB stockholders which modifies the amount or form of the merger consideration to be received by PHSB stockholders.

PHSB’s Directors and Executive Officers Have Some Interests in the Merger that Differ From Your Interests (Page         )

The directors and executive officers of PHSB and Peoples Bank have interests in the merger as individuals which are in addition to, or different from, their interests as stockholders of PHSB. These interests include, among other things:

•	the payment of severance to up to four executive officers of PHSB and Peoples Bank pursuant to existing employment or change in control severance agreements between Peoples Bank and such officers;

•	the agreement by ESB and ESB Bank to appoint James P. Wetzel, Jr., President of PHSB, as a director of ESB and ESB Bank, as well as one other director of PHSB to be selected as a director of ESB Bank, upon consummation of the merger;

•	a consulting and noncompetition agreement entered into by ESB and Mr. Wetzel, President of PHSB, in connection with the execution of the merger agreement, pursuant to which Mr. Wetzel will provide consulting services to ESB and not compete against ESB or its subsidiaries or affiliates during the three-year period following the merger and will receive $180,000 per year and the continued use of an automobile during the three-year period in consideration for his obligations under the consulting and noncompetition agreement;

•	the payment to Mr. Wetzel of his vested supplemental retirement benefits in a lump sum payment upon completion of the merger, discounted to present value;

•	payments to each of the six non-employee directors of their retirement benefits in a lump sum payment upon completion of the merger, discounted to present value;

•	the vesting of all unvested stock options and restricted stock awards granted under PHSB’s stock option and restricted stock plans upon consummation of the merger; and

•	ESB’s agreement to honor indemnification obligations of PHSB and Peoples Bank, as well as to purchase liability insurance for the directors, officers and employees of PHSB and Peoples Bank for a three-year period following the merger, subject to the terms of the merger agreement.

The board of directors of PHSB was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

PHSB is Prohibited from Soliciting Other Offers (Page         )

PHSB has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than ESB regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

The Merger Will be Accounted for Under the Purchase Method (Page         )

ESB will use the purchase method of accounting to account for the merger. Under this method, the total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, ESB will allocate the excess purchase price to intangible assets, including goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense; however, core deposit and other intangibles with definite useful lives recorded by ESB in connection with the merger will be amortized to expense.

No Dissenters’ Rights (page         )

Under Pennsylvania Law, neither ESB’s nor PHSB’s stockholders are entitled to dissenters’ or appraisal rights in connection with the merger.

Stockholders of ESB and PHSB Have Different Rights (Page         )

After the merger is completed, PHSB’s stockholders who receive ESB common stock will become stockholders of ESB. Although both companies are governed by Pennsylvania law, ESB and PHSB are each governed by their respective existing articles of incorporation and bylaws. As a result, certain rights of PHSB’s stockholders will change.

UNAUDITED COMPARATIVE PER SHARE AND SELECTED FINANCIAL DATA

The following tables show per share financial information reflecting the merger of ESB and PHSB (which is referred to as “pro forma” information) and summary historical data for each of ESB and PHSB. The pro forma information assumes that the acquisition of ESB had been completed on the dates and at the beginning of the earliest periods indicated.

ESB expects that the merger will result in certain reorganization and restructuring expenses. The pro forma income and dividend data do not reflect any anticipated reorganization and restructuring expenses resulting from the merger. It is also anticipated that the merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. The pro forma information does not reflect any of these anticipated cost savings or benefits. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the merger under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company actually would have performed had ESB and PHSB been combined throughout the indicated periods.

The summary historical financial data of ESB and PHSB has been derived from historical financial information that ESB and PHSB have included in prior filings with the Securities and Exchange Commission, or SEC. Certain amounts in the historical financial data of PHSB have been reclassified to conform with the historical financial statement presentation of ESB.

When you read the summary financial information provided in the following tables, you also should read the more detailed financial information included in the historical financial information in the other documents of ESB and PHSB to which we refer. See “Where You Can Find More Information” beginning on page         .

Unaudited Comparative Per Share Data

	ESB Common Stock			PHSB Common Stock
	Historical	Pro Forma Combined (1)		Historical	Pro Forma Equivalent(2)
Net income per basic share:
Six months ended June 30, 2004	$0.47	$0.45		$0.58	$0.99
Year ended December 31, 2003	0.84	0.78		1.01	1.71
Net income per diluted share:
Six months ended June 30, 2004	0.45	0.43		0.55	0.94
Year ended December 31, 2003	0.80	0.75		0.98	1.64
Dividends declared per share:
Six months Ended June 30, 2004	0.20	0.20	(3)	0.40	0.44
Year ended December 31, 2003	0.38	0.38	(3)	0.90	0.83
Book value per share:
June 30, 2004	8.31	9.23		15.65	20.23
December 31, 2003	8.98	9.74		16.07	21.35
Tangible book value per share:
June 30, 2004	7.57	5.52		15.65	12.10
December 31, 2003	6.66	5.51		16.07	12.08

(1)	Pro forma combined amounts are calculated by adding together the historical amounts reported by ESB and PHSB, as adjusted for: (i) the estimated purchase accounting adjustments to be recorded (consisting of mark-to-market valuation adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resultant amortization/accretion of certain of such adjustments over appropriate future periods) and (ii) the issuance of 3,182,076 shares of ESB common stock in connection with the merger based on the conversion of 50% of the outstanding PHSB common stock into shares of ESB common stock at an assumed exchange ratio of 2.192.

(2)	Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by an assumed exchange ratio of 2.192. This information is presented to reflect that PHSB stockholders will, based on the exchange ratio, receive more than one share of ESB common stock for each share of PHSB common stock they own before the merger.

(3)	It is anticipated that the initial dividend rate will be equal to the current dividend rate of ESB. Accordingly, pro forma combined dividends per share of ESB common stock represent the historical dividends per common share paid by ESB.

Selected Historical Consolidated Financial Data of ESB

The following tables set forth selected historical consolidated financial and other data of ESB for the five years ended December 31, 2003 and for the six months ended June 30, 2004 and 2003. The historical consolidated financial data for the six months ended June 30, 2004 and 2003 is derived from unaudited consolidated financial statements. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any interim period or the entire year ended December 31, 2004. The financial information for the years ended December 31, 2003 and 2002 of ESB is based on, and qualified in its entirety by, the consolidated financial statements of ESB, including the notes thereto, which are incorporated by reference in this joint proxy statement/prospectus and should be read in conjunction therewith.

	At June 30,		At December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In Thousands, Except Per Share Data)
FINANCIAL CONDITION DATA:
Total assets	$1,361,784	$1,341,586	$1,365,780	$1,319,695	$1,263,068	$1,200,150	$1,032,445
Securities	905,134	895,696	928,936	865,135	640,282	605,414	561,125
Loans receivable, net	331,286	328,123	322,454	340,892	523,131	512,228	393,929
Deposits	585,618	619,650	603,046	589,826	591,999	508,913	431,783
Borrowed funds, including subordinated debt	674,047	606,748	652,489	621,526	577,802	612,204	543,627
Stockholders’ equity	89,020	101,357	96,871	96,371	79,903	68,263	49,882
Stockholders’ equity per common share(2)	$8.31	$9.64	$8.98	$9.17	$7.58	$6.58	$5.15

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001(1)	2000(1)	1999
	(In Thousands, Except Per Share Data)
OPERATIONS DATA:
Net interest income	$12,691	$10,707	$21,615	$21,659	$19,877	$19,366	$16,263
Provisions for (recovery of) loan losses	240	(30)	(106)	(410)	47	(55)	54

Net interest income after provision for (recovery of) loan losses	12,451	10,737	21,721	22,069	19,830	19,421	16,209
Non-interest income	3,696	3,568	6,622	5,728	4,797	2,893	3,056
Non-interest expense	10,365	9,470	18,008	17,020	16,123	14,338	12,427

Income before income taxes	5,782	4,835	10,335	10,777	8,504	7,976	6,838
Provision for income taxes	982	800	1,811	1,817	1,275	1,243	1,077

Net income(3)	$4,800	$4,035	$8,524	$8,960	$7,229	$6,733	$5,761

Net income per common share(2)
Basic	$0.47	$0.40	$0.84	$0.88	$0.73	$0.68	$0.61
Diluted	$0.45	$0.38	$0.80	$0.86	$0.72	$0.68	$0.59

	For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2004	2003	2003	2002	2001(1)	2000(1)	1999
OTHER DATA:
Performance Ratios (for the period ended) (4):
Return on average assets	0.70%	0.60%	0.63%	0.69%	0.59%	0.59%	0.57%
Return on average equity	9.98	8.04	8.75	10.10	9.49	11.71	9.93
Average equity to average assets	7.03	7.47	7.22	6.85	6.23	5.03	5.79
Interest rate spread (5)	2.08	1.77	1.80	1.85	1.74	1.78	1.73
Net interest margin (5)	2.18	1.90	1.92	2.01	1.95	2.01	1.96
Efficiency ratio	56.34	59.55	59.94	55.73	58.58	55.36	54.34
Non-interest expense to average assets	1.52	1.34	1.33	1.31	1.32	1.25	1.24
Dividend payout ratio (6)	44.44	43.84	45.83	34.01	35.61	31.28	31.83
ASSET QUALITY RATIOS (as of period end) (4):
Non-performing loans to total loans	0.48%	0.54%	0.51%	0.71%	0.46%	0.49%	1.04%
Non-performing assets to total assets	0.22	0.24	0.22	0.28	0.32	0.37	0.43
Allowance for loan losses to total loans	1.13	1.19	1.17	1.19	0.95	0.92	1.16
Allowance for loan losses to non-performing loans	235.43	219.24	228.20	166.68	205.72	188.96	111.29
CAPITAL RATIOS (as of period end) (4):
Stockholders’ equity to assets	6.54%	7.56%	7.09%	7.30%	6.33%	5.69%	4.83%
Tangible stockholders’ equity to tangible assets	5.99	5.54	5.41	5.44	5.16	5.02	5.04

(1)	Selected consolidated financial data for 2001 and 2000 reflects increases due to the acquisition of Workingmens Bank and Spring Hill Savings Bank, respectively.

(2)	Stockholders’ equity, basic net income and diluted net income per common share for the years ended December 31, 2002 to December 31, 1999 has been adjusted to reflect the six-for-five stock split declared and paid in 2003. Years ended December 31, 2001 and December 31, 1999 have been adjusted for the six-for-five stock split declared and paid in 2002. Also, years ended December 31, 2000 and December 31, 1999 have been adjusted for the six-for-five stock split declared and paid in the second quarter of 2001.

(3)	Reported net income for 2003 and 2002 reflects the adoption of Financial Accounting Standard No. 142, whereby goodwill is no longer amortized.

(4)	Ratios for the six month periods are annualized.

(5)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.

(6)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

Selected Historical Consolidated Financial Data of PHSB

The following tables set forth selected historical consolidated financial and other data of PHSB for the five years ended December 31, 2003 and for the six months ended June 30, 2004 and 2003. The historical consolidated financial data for the six months ended June 30, 2004 and 2003 is derived from unaudited consolidated financial statements. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any interim period or the entire year ended December 31, 2004. The financial information for the years ended December 31, 2003 and 2002 of PHSB is based on, and qualified in its entirety by, the consolidated financial statements of PHSB, including the notes thereto, which are incorporated by reference in this joint proxy statement/prospectus and should be read in conjunction therewith.

	At June 30,		At December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In Thousands, Except Per Share Data)
FINANCIAL CONDITION DATA:
Total assets	$323,003	$320,797	$339,970	$345,537	$315,382	$265,330	$268,640
Securities	171,310	118,832	168,425	160,991	133,946	119,785	124,702
Loans receivable, net	131,503	147,841	153,584	165,668	137,001	129,017	118,745
Deposits	220,987	218,167	231,519	232,367	210,015	198,242	189,345
Borrowed funds, including subordinated debt	54,130	52,880	58,880	61,008	50,353	36,270	50,415
Stockholders’ equity	45,425	47,344	46,650	49,360	52,835	28,850	26,751
Stockholders’ equity per common share	$15.65	$16.21	$16.07	$16.31	$15.11	$8.81	$7.92

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In Thousands, Except Per Share Data)
OPERATIONS DATA:
Net interest income	$4,314	$4,650	$8,842	$10,056	$8,779	$8,587	$8,227
Provisions for loan losses	210	370	620	735	520	555	410

Net interest income after provision for loan losses	4,104	4,280	8,222	9,321	8,259	8,032	7,817
Non-interest income	1,795	1,075	2,707	1,170	1,008	854	764
Non-interest expense	3,732	3,684	7,323	7,176	6,294	6,000	6,094

Income before income taxes	2,167	1,670	3,606	3,315	2,973	2,886	2,487
Provision for income taxes	611	353	883	690	752	714	629

Net income	$1,556	$1,318	$2,723	$2,625	$2,221	$2,172	$1,858

Net income per common share
Basic (1)	$0.58	$0.49	$1.01	$0.87	$0.70	$0.67	$0.56
Diluted (1)	$0.55	$0.47	$0.98	$0.85	$0.70	$0.67	$0.56

	For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
OTHER DATA:
Performance Ratios (for the period ended) (2):
Return on average assets	0.91%	0.77%	0.80%	0.78%	0.78%	0.81%	0.73%
Return on average equity	6.70	5.52	5.78	5.15	7.31	7.95	6.68
Average equity to average assets	13.63	14.01	13.91	15.23	10.69	10.22	10.86
Interest rate spread (3)	2.67	3.18	2.60	2.94	3.10	3.18	3.15
Net interest margin(3)	2.77	3.08	2.95	3.39	3.43	3.54	3.51
Efficiency ratio	72.75	64.88	67.98	59.90	61.04	59.71	64.20
Non-interest expense to average assets	2.19	2.16	2.16	2.14	2.22	2.24	2.38
Dividend payout ratio	74.70	45.10	89.50	39.60	44.65	42.02	40.03
ASSET QUALITY RATIOS (as of period end) (2):
Non-performing loans to total loans	0.20%	0.41%	0.26%	0.25%	0.43%	0.51%	0.42%
Non-performing assets to total assets	0.08	0.19	0.13	0.13	0.19	0.25	0.19
Allowance for loan losses to total loans	1.19	1.13	1.07	1.01	1.08	1.12	1.14
Allowance for loan losses to non-performing loans	526.5	280.7	377.7	379.3	254.0	218.7	273.4
CAPITAL RATIOS (as of period end) (2):
Stockholders’ equity to assets (1)	14.06%	14.76%	13.72%	14.29%	16.75%	10.87%	9.96%
Tangible stockholders’ equity to tangible assets (1)	14.06	14.76	13.72	14.29	16.75	10.87	9.96

(1)	On December 20, 2001, PHSB completed its stock offering in connection with the conversion and reorganization of Peoples Home Savings Bank and its holding company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares outstanding for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

(2)	Ratios for the six month periods are annualized.

(3)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table presents certain unaudited pro forma condensed combined financial information for ESB and PHSB after giving effect to the merger as if the merger had taken place as of the beginning of the earliest period presented, and after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing in this document beginning on page             . The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See “The Merger – Accounting Treatment” on page             . The information in the following table is based on, and should be read together with, the pro forma information that appears elsewhere in this document and the historical information ESB and PHSB have presented in prior filings with the SEC. See “Unaudited Pro Forma Combined Financial Information” on page             . The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the date indicated or that may be obtained in the future.

At June 30, 2004
(In Thousands)
Selected Balance Sheet Data:
Total assets	$1,718,776
Securities	1,066,184
Loans receivable, net	463,189
Deposits	808,361
Borrowed funds, including subordinated debt	759,848
Stockholders’ equity	128,223

	For the Six Months Ended June 30, 2004	For the Twelve Months Ended December 31, 2003
	(Dollars in Thousands)
Selected Income Data:
Interest income	$38,007	$79,564
Interest expense	21,203	49,437

Net interest income	16,804	30,127
Provision for loan losses	450	514

Net interest income after provision for loan losses	16,354	29,613
Non interest income	5,491	9,329
Non interest expense	14,425	26,060

Income before income taxes	7,420	12,882
Provision for income taxes	1,444	2,435

Net income	$5,976	$10,447

Weighted Average Common Shares:
Basic	13,397,986	13,359,525
Diluted	13,807,504	13,878,495

	At of for the Six Months Ended June 30, 2004	At or for the Twelve Months Ended December 31, 2003
Per Common Share Data (1):
Basic earnings	$0.45	$0.78
Diluted earnings	0.43	0.75
Book value	9.23	9.74
Selected Financial Ratios(1):
Return on average assets (2)	0.70%	0.60%
Return on average stockholders’ equity (3)	9.32	7.68
Stockholders’ equity to total assets	7.43	7.83

(1)	Per Common Share Data and Selected Financial Ratios are presented only for data relating to the pro forma combined condensed consolidated statements of income for the year ended December 31, 2003 and for the six months ended June 30, 2004 and data relating to the pro forma combined condensed consolidated balance sheet at June 30, 2004. Return on average assets and return on average stockholders’ equity for the periods presented were calculated assuming the merger was completed on December 31, 2003. Ratios for the six month period are annualized.

(2)	Calculated by dividing pro forma net income by pro forma average assets at the end of the period reported.

(3)	Calculated by dividing pro forma net income by pro forma average stockholders’ equity at the end of the period reported.

COMPARATIVE COMMON STOCK PRICE AND DIVIDENDS

The ESB common stock is traded on the Nasdaq Stock Market, National Market System under the symbol “ESBF” and the PHSB common stock is traded on the Nasdaq Stock Market, National Market System under the symbol “PHSB.” The following table sets forth the high and low sale prices of shares of the ESB common stock and the PHSB common stock as reported on the Nasdaq Stock Market and the quarterly cash dividends declared per share for the periods indicated.

	ESB Common Stock(1)						PHSB Common Stock
	High		Low		Dividends		High		Low		Dividends
2004
Quarter ended December 31 (through _________ __, 2004)	$		$		$		$		$		$
Quarter ended September 30		14.02		10.63		0.100		26.99		19.19		0.20
Quarter ended June 30		15.26		12.05		0.100		25.49		17.60		0.20
Quarter ended March 31		16.67		13.60		0.100		23.00		19.53		0.20
2003
Quarter ended December 31		$16.86		$14.92		$0.100		$21.95		$18.49		$0.60
Quarter ended September 30		15.12		12.62		0.100		19.09		17.49		0.10
Quarter ended June 30		17.82		13.50		0.100		18.52		16.90		0.10
Quarter ended March 31		14.83		10.58		0.083		17.90		15.50		0.10
2002
Quarter ended December 31		$11.08		$9.76		$0.083		$15.74		$14.71		$0.09
Quarter ended September 30		10.21		9.16		0.069		15.00		14.16		0.09
Quarter ended June 30		9.06		7.81		0.069		14.50		13.40		0.08
Quarter ended March 31		8.37		6.70		0.069		14.50		11.85		0.08

(1)	Adjusted for a 20% stock dividend paid on the ESB common stock in September 2002 and May 2003.

The following table sets forth the last reported sale price per share of ESB common stock and PHSB common stock as reported on the Nasdaq Stock Market on (i) August 11, 2004, the last business day preceding the public announcement of the merger agreement and (ii)                          , 2004, a recent trading date prior to the mailing of this joint proxy statement/prospectus:

	ESB Common Stock		PHSB Common Stock		Equivalent Price of PHSB Common Stock (1)
August 11, 2004		$12.27		$22.47	$
______ __, 2004	$		$		$

(1)	The equivalent prices per share of PHSB common stock on August 11, 2004 and , 2004 were determined by multiplying an assumed exchange ratio of 2.192 by the closing price of ESB common stock on the relevant date.

You should obtain current market quotations for ESB common stock and PHSB common stock since the market price of ESB common stock will continue to fluctuate between the date of this document and the date on which the merger is completed and thereafter.

RISK FACTORS

Upon completion of the merger, stockholders of PHSB will receive either cash or shares of ESB common stock or a combination thereof in exchange for your shares of PHSB common stock. Prior to deciding whether or not to approve the merger agreement, you should be aware of and consider the following risks and uncertainties that are applicable to the merger, in addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” beginning on page             .

Directors and officers of PHSB have interests in the merger that differ from the interests of other stockholders.

When considering the recommendation of PHSB’s board of directors, you should be aware that some executive officers and directors of PHSB have interests in the merger that are somewhat different from your interests. For example, certain executive officers have entered into agreements that provide benefits upon the termination of the executive officer’s employment following the merger. These agreements may create potential conflicts of interest. These and certain other additional interests of PHSB’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it, as a stockholder. See “The Merger—Interests of Directors and Officers of PHSB in the Merger that are Different from Your Interests” beginning on page             .

The number of shares of ESB common stock to be received by PHSB stockholders is subject to market risk.

Each outstanding share of PHSB common stock will be exchanged for either $27.00 in cash or ESB common stock equal in value to $27.00, as measured during a 20 trading-day period prior to the closing of the merger, or a combination thereof. If you receive ESB common stock, higher closing prices for the ESB common stock during the 20 trading-days will result in a reduction in the number of shares of ESB common stock you receive and a reduction in the percentage of the total outstanding common stock of ESB you receive. On August 11, 2004, the business day immediately preceding the public announcement of the merger, a share of ESB common stock closed at $12.27. On                          , 2004, ESB’s common stock closed at $             per share.

The value of the shares of ESB common stock to be received by PHSB stockholders is subject to market risk.

If you elect to receive ESB common stock for your PHSB common stock, the market value of the ESB common stock you receive may be reduced below $27.00 for each PHSB share by the time you actually receive your ESB stock certificates. Due to the procedures for making your election and surrendering your PHSB stock certificates, you will not receive your ESB stock certificates immediately upon closing. The market price of ESB common stock is subject to change at all times based on the financial condition and operating results of ESB, market conditions and other factors. If the average market price of the ESB common stock over the 20-day period for determining the exchange ratio is higher than the market price of the ESB common stock on the effective date of the merger or the date on which you receive your ESB common stock, then the total market value of the ESB common stock you actually receive in exchange for each of your PHSB shares will be less than $27.00 on the date of the closing or on the date you receive your ESB common stock.

PHSB stockholders may not receive the form of consideration they prefer.

Although PHSB stockholders will be asked to elect whether to receive cash or ESB stock in exchange for their PHSB stock, there is no assurance that you will receive your preferred form of consideration. In the merger, 50% of the total value of the consideration paid by ESB will be paid in the form of cash, and 50% will be paid in the form of ESB common stock. The form of consideration you receive will depend, therefore, upon not only your expressed preference but also the preferences indicated by all other PHSB stockholders. Once the period for electing the form of consideration has passed, ESB will allocate cash and stock on a pro rata basis, attempting to meet expressed preferences as much as possible but ultimately paying a total of half in cash and half in stock.

ESB may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, ESB’s ability to realize anticipated cost savings and revenue enhancements and to combine the businesses of ESB and PHSB in a manner that permits growth opportunities to occur and that does not materially disrupt the existing customer relationships of PHSB and Peoples Bank or result in decrease revenues resulting from any loss of customers. If ESB is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

ESB and PHSB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of ESB’s or PHSB’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Geographic concentration in one market may unfavorably impact the combined company.

The operations of ESB and PHSB are concentrated in western Pennsylvania. As a result of this geographic concentration, ESB’s and PHSB’s results depend largely on economic conditions in this area. A deterioration in economic conditions in this market could:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for ESB’s products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain forward-looking statements by ESB and PHSB within the meaning of the federal securities laws. These forward-looking statements include information about the financial condition, results of operations and business of ESB upon completion of the merger, including statements relating to the estimated cost savings that will be realized from the merger. This document also includes forward-looking statements about the consummation and anticipated timing of the merger and the tax-free nature of the merger. In addition, any of the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts” and similar expressions indicate forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	estimated cost savings from the merger may not be fully realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following the merger may be greater than expected;

•	competitive pressure among depository and other financial institutions may increase significantly;

•	costs or difficulties related to the integration of the businesses of ESB and PHSB may be greater than expected;

•	changes in the interest rate environment may reduce interest margins;

•	general economic or business conditions, either nationally or in the region in which ESB and PHSB conduct business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislation or changes in regulatory requirements, including changes in accounting standards, may adversely affect the businesses in which ESB is engaged; and

•	competitors of ESB may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than ESB.

Management of ESB and PHSB each believes that the forward-looking statements about their respective company are reasonable; however, you should not place undue reliance on them because they speak only as of the date of this document, or, in the case of documents incorporated by reference in this document, the dates of those documents. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder value of ESB following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond ESB’s and PHSB’s ability to control or predict.

GENERAL INFORMATION

This document constitutes a joint proxy statement and is being furnished in connection with the solicitation of proxies by the boards of directors of ESB and PHSB to be used at special meetings of stockholders of ESB and PHSB each to be held on                      , 2004 and any adjournment or postponement of the special meetings. The purposes of the special meetings are to consider and vote upon the merger agreement between ESB and PHSB, which provides, among other things, for the merger of PHSB with and into ESB, and a proposal to adjourn the special meeting to the extent necessary to solicit additional votes on the merger agreement.

This document also constitutes a prospectus of ESB relating to the ESB common stock to be issued to holders of PHSB common stock upon completion of the merger. Based on (i) the number of shares of PHSB common stock outstanding on the record date for the PHSB special meeting, (ii) the number of shares of PHSB common stock issuable upon the exercise of employee stock options outstanding on such date and (iii) an assumed exchange ratio of 2.192, a maximum of approximately 3,500,500 shares of ESB common stock will be issuable upon completion of the merger.

ESB has supplied all information contained or incorporated by reference herein relating to ESB, and PHSB has supplied all such information relating to PHSB.

THE ESB SPECIAL MEETING

Date, Place and Time

A special meeting of stockholders of ESB will be held on             day,                     ,     , 2004 at the Connoquenessing Country Club, located at 1512 Mercer Road, Ellwood City, Pennsylvania, at         :         a.m., local time.

Matters to be Considered

The purposes of the ESB special meeting are to consider and approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the ESB board of directors is unaware of any matters, other than set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on                         , 2004 has been fixed by the board of directors of ESB as the record date for the determination of holders of ESB common stock entitled to notice of and to vote at the ESB special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were              shares of ESB common stock outstanding and entitled to vote. Each share of ESB common stock entitles the holder to one vote at the ESB special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Stockholders of record may vote by mail or by attending the ESB special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

Any stockholder executing a proxy may revoke it at any time before it is voted by:

•	delivering to the Secretary of ESB prior to the special meeting a written notice of revocation addressed to Frank D. Martz, Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117;

•	delivering to ESB prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and giving notice of such revocation in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Each properly executed proxy returned to ESB (and not revoked) by a holder of ESB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

At this time, the ESB board of directors is unaware of any matters, other than set forth above, that may be presented for action at the ESB special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of ESB common stock, must be present in person or by proxy for the transaction of business at the special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

The affirmative vote of a majority of the votes cast by the holders of ESB common stock, voting in person or by proxy, at the ESB special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies and any other matter properly submitted to stockholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under applicable rules. Because of the vote required, abstentions and broker “non-votes” will not count as votes cast and will have no effect on the proposal to approve the merger agreement or the proposal to adjourn the special meeting.

The directors and executive officers of ESB and their respective affiliates collectively owned approximately             % of the outstanding shares of ESB common stock as of the record date for the ESB special meeting. The directors of ESB, who in the aggregate can cast approximately             % of the votes entitled to be cast at the ESB special meeting, have entered into stockholder agreements with PHSB pursuant to which they have agreed to vote all of their shares for approval of the merger agreement. See “Certain Beneficial Owners of ESB Common Stock” beginning on page              and “The Merger - Stockholder Agreements” on page     .

Solicitation of Proxies

ESB will bear the costs of printing and mailing this document to stockholders of ESB and PHSB. ESB will bear all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of ESB and its subsidiaries may solicit proxies from stockholders of ESB in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

ESB and PHSB have retained Morrow & Co., a professional proxy solicitation firm, to assist them in the solicitation of proxies for the special meetings. The fee payable to such firm in connection with the merger is $5,500, plus reimbursement for reasonable out-of-pocket expenses. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and ESB will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendation of the ESB Board of Directors

The ESB board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. Based on ESB’s reasons for the merger described in this document, including the fairness opinion of FinPro, the board of directors of ESB believes that the merger is in the best interests of ESB’s stockholders and recommends that you vote “FOR” approval of the merger agreement. See “The Merger - ESB’s Reasons for the Merger; Recommendations of the ESB Board of Directors” beginning on page         . The ESB board of directors also recommends that you vote “FOR” approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

THE PHSB SPECIAL MEETING

Date, Place and Time

A special meeting of stockholders of PHSB will be held on             day,                 ,         , 2004 at the Chippewa Township Municipal Building, located at 2811 Darlington Road, Chippewa Township, Pennsylvania, at         :         a.m., local time.

Matters to be Considered

The purposes of the PHSB special meeting are to consider and approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the PHSB board of directors is unaware of any matters, other than set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on                         , 2004 has been fixed by the board of directors of PHSB as the record date for the determination of holders of PHSB common stock entitled to notice of and to vote at the PHSB special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, there were              shares of PHSB common stock outstanding and entitled to vote. Each share of PHSB common stock entitles the holder to one vote at the PHSB special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Stockholders of record may vote by mail or by attending the PHSB special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

Any stockholder executing a proxy may revoke it at any time before it is voted by:

•	delivering to the Secretary of PHSB prior to the special meeting a written notice of revocation addressed to John M. Rowse, Secretary, PHSB Financial Corporation, 744 Shenago Road, Beaver Falls, Pennsylvania 15010;

•	delivering to PHSB prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and giving notice of such revocation in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Each properly executed proxy returned to PHSB (and not revoked) by a holder of PHSB common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

At this time, the PHSB board of directors is unaware of any matters, other than set forth above, that may be presented for action at the PHSB special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of PHSB common stock, must be present in person or by proxy for the transaction of business at the special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

The affirmative vote of a majority of the votes cast by the holders of PHSB common stock, voting in person or by proxy, at the PHSB special meeting is necessary to approve the merger agreement and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies and any other matter properly submitted to stockholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under applicable rules. Because of the vote required, abstentions and broker “non-votes” will not count as votes cast and will have no effect on the proposal to approve the merger agreement or the proposal to adjourn the special meeting.

The directors and executive officers of PHSB and their respective affiliates collectively owned approximately             % of the outstanding shares of PHSB common stock as of the record date for the PHSB special meeting. The directors of PHSB, who in the aggregate can cast approximately             % of the votes entitled to be cast at the PHSB special meeting, have entered into stockholder agreements with ESB pursuant to which they have agreed to vote all of their shares for approval of the merger agreement. See “Certain Beneficial Owners of PHSB Common Stock” beginning on page          and “The Merger - Stockholder Agreements” on page         .

Solicitation of Proxies

ESB will bear the costs of printing and mailing this document to stockholders of ESB and PHSB. PHSB will bear all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and employees of PHSB and its subsidiaries may solicit proxies from stockholders of PHSB in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

ESB and PHSB have retained Morrow & Co., a professional proxy solicitation firm, to assist them in the solicitation of proxies for the special meetings. The fee payable to such firm in connection with the merger is $5,500, plus reimbursement for reasonable out-of-pocket expenses. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and PHSB will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Recommendation of the PHSB Board of Directors

The PHSB board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. Based on PHSB’s reasons for the merger described in this document, including the fairness opinion of Sandler O’Neill, the board of directors of PHSB believes that the merger is in the best interests of PHSB’s stockholders and recommends that you vote “FOR” approval of the merger agreement. See “The Merger - PHSB’s Reasons for the Merger; Recommendation of the PHSB Board of Directors” beginning on page             . The PHSB board of directors also recommends that you vote “FOR” approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

THE MERGER

The following information relates to matters contained in the merger agreement. It describes the material aspects of the merger but is not a complete description of the merger agreement. The merger agreement is attached as Appendix A. Stockholders are urged to read the merger agreement carefully.

General

PHSB will be merged with and into ESB, and each outstanding share of PHSB common stock will be converted into the right to receive $27.00 in either cash or shares of ESB common stock, at the election of each PHSB stockholder and subject to the election, allocation and proration procedures set forth in the merger agreement. See “- Merger Consideration,” “- Election Procedures” and “- Allocation Procedures” below. No fractional shares of ESB common stock will be issued in connection with the merger. Instead, ESB will make a cash payment to each PHSB stockholder who would otherwise receive a fractional share. ESB will be the surviving corporation in the merger and will continue its corporate existence under Pennsylvania law. After the merger, the separate corporate existence of PHSB will terminate. The merger is subject to the satisfaction of certain conditions, including the receipt of all necessary regulatory approvals and the approval by the requisite vote of the stockholders of ESB and PHSB.

Background of the Merger

The board of directors of ESB and management regularly review various strategic opportunities designed to enhance stockholder value, including strategies to improve its competitive position. These strategic alternatives include expansion of its banking franchise through branch acquisitions as well as whole bank mergers. ESB’s management has been familiar with PHSB and its management team for a number of years. During such time it has on occasion considered, on a preliminary basis, the potential benefits arising from a business combination with PHSB.

The management and the board of directors of PHSB also considered on a regular basis various strategic alternatives as part of their continuing efforts to enhance PHSB’s community banking franchise and to maximize shareholder value. These strategic alternatives included the possibility of entering into a strategic business combination with a similarly-sized or larger institution. As part of this process, on May 27, 2004, the PHSB board authorized the engagement of Sandler O’Neill to act as its financial advisor.

On June 17, 2004, Sandler O’Neill met with PHSB’s board and made a presentation of the strategic alternatives available to PHSB and provided an analysis of each strategic alternative. The presentation included a discussion of PHSB’s operations, the markets in which it competes, PHSB’s anticipated future financial performance as an independent company, financial institutions which might be interested in pursuing an acquisition of PHSB, how PHSB would be viewed by parties interested in such an acquisition, and the pricing multiples in the mergers and acquisitions market for financial institutions that might be considered comparable to PHSB. After considering the various strategic alternatives available to it, the PHSB board authorized Sandler O’Neill to contact potential merger parties to determine the interest of such parties in a possible strategic combination.

In June and early July 2004, Sandler O’Neill initiated contact with a number of potential acquirers, and, following execution of confidentiality agreements with these parties, Sandler O’Neill provided such potential acquirers with a confidential information memorandum regarding PHSB. A total of 13 parties were contacted by Sandler O’Neill of which 11 executed confidentiality agreements and received the confidential memorandum. Sandler O’Neill received non-binding indications of interest from three parties, including ESB. The PHSB board met on July 8, 2004 to review with Sandler O’Neill the terms of these initial indications of interest. Sandler O’Neill presented a detailed analysis of the financial terms of each of the indications of interest received and the status of discussions with the other parties that received the confidential offering memorandum. At such time, the ESB proposal provided for merger consideration of $24 in cash or approximately $24 of ESB common stock, 49% of the merger consideration to be paid in the form of cash and 51% in stock based upon a fixed exchange ratio determined at the time of entering into a definitive merger agreement. The PHSB board directed Sandler O’Neill to seek clarification of the terms of these indications of interest and to report back to the board.

On July 12, 2004, two of the interested parties, including ESB, revised and clarified their level of interest. ESB revised its offer to $24.75 in the form of 50% cash and 50% stock for each share of PHSB common stock and with a floating exchange ratio for the stock portion. The two parties were invited to conduct a detailed due diligence review of PHSB. Such reviews were completed by July 24, 2004 and each of these two parties clarified their level of interest to PHSB on July 28, 2004. On July 28 and July 29, 2004, through a series of telephone conversations and written correspondence, ESB revised and confirmed its level of interest, first to $25 per share and then to $27 per share with a 50/50 cash and stock mix and a floating exchange ratio for the stock portion.

On August 2, 2004, the PHSB board again met with Sandler O’Neill. Sandler O’Neill reported that it had received revised proposals from two of the three parties that had submitted initial indications of interest. Both of the revised proposals reflected improved pricing terms. ESB was one of the parties that submitted a revised proposal following its due diligence review increasing the merger consideration being offered from $24.75 to $27.00. After reviewing the terms of these revised proposals in detail, the PHSB board determined to authorize ESB to conduct additional due diligence and directed special legal counsel, Malizia Spidi & Fisch, PC, Washington, DC, to proceed to attempt to negotiate a definitive agreement based upon the terms of ESB’s revised proposal. Management of PHSB was requested to advise the PHSB board of the status of such activities from time to time as it deemed necessary, and, after such negotiations were completed, management was instructed to present a proposed definitive agreement for consideration by the PHSB board.

PHSB conducted detailed on-site due diligence with respect to ESB on August 4, 2004. ESB presented the initial draft of the definitive merger agreement to PHSB on August 3, 2004. Such documents were revised and negotiated through August 12, 2004.

On August 9, 2004, the PHSB management met to discuss the status of the negotiations regarding the ESB proposal, including a detailed review of the latest draft of the merger agreement with the assistance of special counsel, Malizia Spidi & Fisch, PC, a discussion of matters for which negotiations were still pending and a further review of the proposed transaction and related aspects of the transaction as presented by its financial advisor, Sandler O’Neill. Included in such review was an updated financial analysis of the ESB proposal, the status of other expressions of interest and a discussion of the alternative strategy of remaining an independent entity. The revised draft merger agreement was distributed to each director of PHSB on August 10, 2004.

On August 12, 2004, the PHSB board met to consider the definitive agreement with ESB. Legal counsel and representatives of Sandler O’Neill were present at the meeting. Sandler O’Neill presented its analysis of the fairness from a financial point of view of the transaction to PHSB shareholders and delivered its fairness opinion. Special counsel reviewed in detail the terms of the definitive agreement and responded to questions from the PHSB board. Special counsel then discussed with the PHSB board the legal standards applicable to the board’s decisions and actions with respect to the proposed transaction. At this meeting, the PHSB board, by a unanimous vote of all members of the board, determined that the merger is fair to, and in the best interests of, PHSB and its stockholders, approved the merger agreement, and, subject to the exercise of its fiduciary duty, recommended that PHSB stockholders vote their shares in favor of approving the merger agreement.

On August 12, 2004, the ESB board met to consider the definitive agreement. Representatives of ESB’s special counsel, Elias, Matz, Tiernan & Herrick L.L.P., and ESB’s financial advisor, FinPro, were present at the meeting. FinPro presented its analysis of the fairness of the merger consideration from a financial point of view and delivered its fairness opinion. Special counsel reviewed in detail the terms of the definitive agreement, the fiduciary duties of directors and legal standards applicable in connection with the transaction and responded to questions from the ESB board. At this meeting, the ESB unanimously approved the merger agreement, determined that the merger consideration is fair to ESB and the ESB stockholders and recommended that ESB stockholders vote their shares in favor of approving the merger agreement.

PHSB and ESB executed the definitive merger agreement on August 12, 2004 and issued a joint press release publicly announcing the transaction on that day.

ESB’s Reasons for the Merger; Recommendation of the ESB Board of Directors

ESB’s acquisition strategy consists of identifying financial institutions which have business philosophies that are similar to those of ESB, operate in strong markets that are geographically compatible with the market in which ESB operates, are financially sound and can be acquired for reasonable cost. Acquisitions also are evaluated in terms of asset quality, interest rate risk, potential operating efficiencies and revenue enhancements and management capabilities.

In reaching its determination to approve the merger agreement and the transactions contemplated thereby, the ESB board of directors considered a number of factors, including:

•	the ESB board of directors’ review, with the assistance of management and of FinPro, of the financial condition, results of operations, business and overall prospects of PHSB;

•	the fact that PHSB’s strong banking franchise in western Pennsylvania is compatible to ESB’s existing banking franchise;

•	the enhanced ability of the combined entity to compete against larger competitors;

•	the financial presentations of senior management and FinPro and the opinion of FinPro as to the fairness of the merger consideration from a financial point of view to ESB and the ESB stockholders. Such opinion has been updated as of the date of the mailing of these materials (See “Opinion of ESB’s Financial Advisor” on page ___);

•	the terms of the merger agreement and the stockholder agreements;

•	the fact that the merger agreement provides for the payment to ESB of a termination fee of $3.5 million by PHSB if the merger agreement is terminated under certain circumstances;

•	the anticipated cost savings and operating synergies available to the combined company subsequent to consummation of the merger, as well as the restructuring charge that the combined company is expected to take in connection with the merger and the impact of this charge on the combined company’s earnings;

•	the expectation that the merger will qualify as a tax-free reorganization and no taxable gain will be recognized by ESB or PHSB as a result of the merger; and

•	the nature of, and likelihood of obtaining, the regulatory and stockholder approvals that would be required in order to consummate the merger.

The foregoing discussion of the information and factors discussed by the ESB board of directors is not meant to be exhaustive but includes all material factors considered by the ESB board of directors. In reaching its determination to approve and recommend the merger, the ESB board of directors did not assign relative or specific weights to the foregoing factors and individual directors may have given differing weights to different factors.

For the reasons described above, the ESB board of directors has determined the merger to be fair to and in the best interests of ESB and its stockholders. The ESB board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and unanimously recommends that ESB stockholders vote “FOR” approval of the merger agreement.

Opinion of ESB’s Financial Advisor

ESB retained FinPro, Inc., a financial consulting firm, on the basis of its experience, to provide merger advisory assistance and to render a written opinion to us and our stockholders as to the fairness, from a financial point of view, of the per share price to be paid for each outstanding share of PHSB common stock, as set forth in the merger agreement. ESB placed no limitations on FinPro with respect to the investigation made, or procedures followed by FinPro in rendering its opinion.

FinPro has been in the business of consulting for the bank and thrift industry including the appraisal and valuation of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of, and experience with, the Mid-Atlantic bank and thrift market and financial organizations operating in that market. FinPro reviewed the negotiated terms of the merger agreement.

On August 12, 2004, in connection with its consideration of the merger agreement, FinPro issued an opinion to the board of directors of ESB that the proposed per share consideration value of $27.00 in cash and stock to be paid to PHSB stockholders as provided in the merger agreement is fair, from a financial perspective, to ESB and the ESB stockholders. FinPro has updated this opinion as of                          , 2004 for inclusion in this joint proxy statement/prospectus. A copy of the opinion is attached as Appendix B to this joint proxy statement/prospectus and should be read in its entirety by ESB stockholders. FinPro’s written opinion does not constitute an endorsement of the merger or a recommendation to any stockholder as to how such stockholder should vote at the special meeting.

FinPro reviewed the following material: (i) the merger agreement and the exhibits thereto; (ii) changes in the market for bank and thrift stocks; (iii) the trading histories and performance of ESB’s and PHSB’s common stock; (iv) trends and changes in the operating performance and financial condition of ESB and PHSB; (v) the most recent annual report to shareholders of ESB and PHSB; (vi) the most recent annual reports on Form 10-K of ESB and PHSB (vii) quarterly reports on Form 10-Q of ESB and PHSB; (viii) quarterly regulatory reports of ESB and PHSB; and (ix) the most recent audit letter to ESB.

In addition, FinPro had discussions with the management of both ESB and PHSB regarding each institution’s financial condition, operating performance and future prospects, primarily with respect to the current level of earnings and future expected operating results, giving weight to FinPro’s assessment of the future of the thrift industry and each institution’s performance within the industry. FinPro also discussed certain assumptions regarding the merger with the management of ESB. FinPro analyzed the results of operation of ESB and PHSB.

FinPro analyzed the consideration on a fair market value basis using the standard valuation techniques (as discussed below) including, but not limited to: comparable trading multiples, comparable acquisition multiples, the net present value of cash earnings and terminal value and the potential pro forma impact of the merger on ESB’s financials based on certain assumptions.

Market Value. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient. The market value for a thrift can be determined by comparison to the median price to earnings and price to tangible book value of local or regional publicly-traded thrift institutions, adjusting for significant differences in financial performance criteria. The market value in connection with the evaluation of control of a thrift is determined by the previous sales of thrifts. In valuing a business enterprise, when sufficient comparable trade data is available, the market value deserves similar emphasis as the investment value as discussed below.

Market Value - Trading. FinPro selected a comparable trading group for PHSB which was comprised of liquidly-traded Mid-Atlantic thrifts with assets between $200 million and $700 million. Additionally, mutual holding companies and any institution known to be a merger target were eliminated from the comparable trading group.

As of Closing on 9/15/04	Price to Last Twelve Months’ Earnings per Share	Price to Last Twelve Months’ Core Earnings per Share *	Price to Book Value Per Share	Price to Tangible Book Value Per Share
ESB – Trading	16.2x	18.0x	168.6%	184.1%
PHSB – Trading	25.7x	52.8x	172.1%	172.1%
PHSB – Consideration of $27.00	25.7x	52.9x	172.5%	172.5%
Comparable Trading Group Average	15.4x	17.1x	167.3%	172.8%
Comparable Trading Group Median	14.3x	14.0x	152.4%	159.8%
National Thrift Trading Average	20.6x	26.8x	167.2%	185.9%
National Thrift Trading Median	17.4x	18.3x	153.1%	167.6%
Mid-Atlantic Thrift Trading Average **	18.8x	25.0x	179.6%	211.2%
Mid-Atlantic Thrift Trading Median **	16.6x	17.7x	166.7%	183.4%
Pennsylvania Thrift Trading Average **	19.9x	25.3x	157.3%	175.9%
Mid-Atlantic Thrift Trading Median **	17.1x	22.8x	154.6%	154.6%

Sources: SNL Securities’ market data and FinPro calculations.

*	Note: Core earnings were defined as: Net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.

**	Note: Excludes all mutual holding companies

The selected comparable trading group was composed of: Carver Bancorp, Inc., Elmira Savings Bank, FSB, First Keystone Financial, Inc., Fidelity Bancorp, Inc., Laurel Bancorp, Inc., Pamrapo Bancorp, Inc., Severn Bancorp, Inc., TF Financial Corporation, Washington Savings Bank, FSB and WVS Financial Corp.

Market Value - Acquisition. FinPro maintains substantial files concerning the prices paid for thrift institutions nationwide. The database includes transactions involving Pennsylvania thrift institutions and thrift institutions in the Mid-Atlantic region of the United States. The database provides comparable pricing and financial performance data for thrift institutions sold or acquired. Organized by different peer groups, the data present averages and medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the consideration value to be paid for PHSB, FinPro considered the market approach and evaluated price to earnings, price to core earnings, price to book value, price to tangible and franchise premium to core deposits multiples for recently announced thrift mergers.

The comparable acquisition group was composed of Mid-Atlantic thrifts that announced sales after January 1, 2002 with a deal value between $25 million and $250 million. FinPro also analyzed the pricing of Pennsylvania thrift acquisitions announced after January 1, 2002. Remutualization transactions were excluded from the comparable acquisition group and the Pennsylvania group. The following table illustrates the average and median pricing multiples of the comparable acquisition group, the Pennsylvania thrift acquisition group and 2004 year-to-date thrift acquisition statistics.

	Price to Last Twelve Months’ Earnings per Share	Price to Last Twelve Months’ Core Earnings per Share *	Price to Book Value Per Share	Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
PHSB – Consideration of $27.00	25.7x	52.9x	172.5%	172.5%	17.5%
Comparable Acquisition Average	24.7x	27.7x	189.0%	192.3%	15.1%
Comparable Acquisition Median	24.7x	28.0x	174.5%	177.4%	15.8%
PA Thrift Acquisition Average	29.3x	32.8x	178.8%	187.8%	13.7%
PA Thrift Acquisition Median	27.1x	28.0x	161.5%	161.5%	8.9%
2004 YTD Thrift Statistics:
Acquisitions - Nationwide	22.5x	NA	182.8%	201.1%	17.7%
Acquisitions - Mid-Atlantic Region	22.3x	NA	216.7%	241.0%	20.9%
Acquisitions – Similar Size	25.0x	NA	165.3%	168.4%	14.1%

Sources: SNL Securities data and FinPro calculations.

Investment Value. The investment value is sometimes referred to as the income value or earnings value. One investment value method frequently used estimates the present value of an enterprise’s future earnings or cash flow. Another popular investment value method is to determine the level of current annual benefits (earnings, cash flow, dividends, etc.), and then capitalize one or more of the benefit types using an appropriate capitalization rate such as an earnings multiples. Yet another method of calculating investment value is a cash flow analysis of the ability of a thrift to service acquisition debt obligations (at a certain price level) while providing sufficient earnings for reasonable dividends and capital adequacy requirements. In connection with the cash flow analysis, the return on investment that would accrue to a prospective buyer at the transaction value is calculated. The investment value method, which was analyzed in connection with this transaction, was the net present value of cash earnings and terminal value, which is discussed below.

The investment value of any banking institution’s stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. FinPro calculated a net present value of cash earnings and terminal value through 2009. Based upon assumptions built with management with regard to future earnings, cost savings and revenue enhancements, it was projected that PHSB would contribute $5.3 million and $5.4 million in after-tax cash income, excluding funding costs, which are captured in the discount rate. The annual cash income growth rate for years 2007 to 2009 ranged between 4% and 10%. The terminal value was calculated using price to earnings multiples between 12x to 16x. FinPro utilized discount rates between 9% and 13%.

Based on these assumptions, FinPro calculated the present value of cash income and terminal value to be between $59.8 million and $98.9 million. Based upon PHSB’s outstanding shares of approximately 2.9 million, the present value of cash income and terminal value ranged between $20.59 per share and $34.07 per share. FinPro’s computations were based on an analysis of the thrift industry, the economic and competitive situations currently existing in PHSB’s market area and its current financial condition.

Pro Forma Impact Analysis. FinPro analyzed the merger in terms of its effect on ESB’s stand-alone projected fiscal 2005 and 2006 diluted earnings per share. The projected diluted earnings per share for ESB and PHSB were derived from information provided by the managements of ESB and PHSB. Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger and the stand-alone diluted earnings projections provided by ESB and PHSB, the analysis indicated that the merger is projected to be accretive by 2% to ESB’s projected 2005 fiscal year diluted earnings per share and accretive to projected 2006 fiscal year diluted earnings per share by approximately 3%. These forward looking projections may be affected by many factors beyond the control of ESB and/or PHSB, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Conclusion. When the market value and investment value methods are subjectively weighed, using the financial advisor’s experience and judgment, it is FinPro’s opinion that the proposed merger consideration is fair from a financial perspective to ESB and the holders of ESB’s stock.

In rendering its opinion, FinPro did not independently verify the asset quality and financial condition of ESB or PHSB but instead relied upon the accuracy and completeness of the data provided by or on behalf of ESB and PHSB.

FinPro acted as ESB’s financial advisor in connection with the merger and will receive a fee equal to approximately $215,000, a significant portion of which is contingent upon the consummation of the merger. In addition, FinPro will be reimbursed for reasonable expenses related to the merger and ESB has indemnified FinPro in connection with any matter related to the merger.

Prior to being retained as ESB’s financial advisor for this transaction, FinPro had not provided professional services to ESB but did provide financial advisory services to WSB Holding Company which was acquired by ESB in 2001. FinPro has never provided professional services to PHSB.

PHSB’s Reasons for the Merger; Recommendation of the PHSB Board of Directors

The PHSB board has unanimously determined that the merger is fair to, and in the best interests of, PHSB and its stockholders. In arriving at this determination and approving and recommending the merger agreement, the PHSB board, among other things, consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration to the PHSB stockholders from a financial point of view and with its legal counsel as to its legal duties and the other terms of the merger agreement. In arriving at its determination and recommendation, the PHSB board considered a number of factors, including the following:

•	The financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill that, as of the date of and based upon the considerations in rendering such opinion, the merger consideration of $27.00 in cash per share or approximately $27.00 in ESB common stock per share was fair, from a financial point of view, to the holders of PHSB common stock. Such opinion has been updated as of the date of the mailing of these materials (see “Opinion of PHSB’s Financial Advisor” on page );

•	The fact that the cash component of the merger consideration is fixed at $27.00, and that the stock component of the merger consideration is fixed at a price of approximately $27.00 per share based on a pre-closing average market price of ESB shares, and as such the value of the stock component and cash component of the merger consideration would not be likely to fluctuate significantly between signing and closing of the merger based on increases or decreases in the market price of ESB common stock, other than fluctuations in the value of the stock component between the average market price for the 20 trading-day period preceding the fifth trading-day prior to the merger (on which the exact stock conversion ratio is to be based) and the closing;

•	PHSB board’s belief that the terms of the merger agreement are attractive in that the merger agreement allows PHSB stockholders to become stockholders of a larger combined institution and the fact that ESB’s common stock is more widely held and will therefore provide PHSB’s stockholders with a more actively traded and liquid investment;

•	The PHSB board’s understanding of and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of PHSB and its review of information concerning the business, results of operations, financial condition, competitive position and future prospects of ESB (including the results of PHSB’s due diligence review of ESB);

•	The current and prospective environment in which PHSB operates, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry and the likely effect of these factors on PHSB in light of, and in the absence of, the proposed merger with ESB;

•	The PHSB board’s understanding of the results that could be expected to be obtained by PHSB if it continued to operate independently, and the likely benefits and risks to stockholders of such course, as compared with the value of the merger consideration being offered by ESB;

•	The ability of ESB to pay the cash component of the aggregate merger consideration and to receive the requisite regulatory approvals in a timely manner;

•	The terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing and the termination provisions;

•	The fact that, although the merger agreement limits PHSB’s ability to solicit or discuss alternative transactions with third parties during the pendency of the merger, the merger agreement permits PHSB’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited proposal to acquire PHSB;

•	The fact that the merger agreement provides for PHSB’s payment of a termination fee of $3.5 million to ESB if the merger agreement is terminated under certain limited circumstances and PHSB enters into or consummates an alternative transaction with a third party within 12 months of such termination, and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to PHSB at a higher price than that contemplated by the merger with ESB;

•	The effects of the merger on PHSB’s depositors and customers and the communities served by PHSB which were deemed to be favorable given that they would be served by a geographically diversified organization which had greater resources than PHSB;

•	The expectation that the merger will generally be a tax-free transaction to PHSB and its stockholders, to the extent the PHSB stockholders elect to receive shares of ESB common stock in exchange for their shares of PHSB common stock;

•	The fact that PHSB stockholders who desired to receive cash in lieu of ESB common stock as the merger consideration could elect to do so under the ESB proposal, subject to the cash consideration being limited to not more than 50% of the aggregate merger consideration;

•	The effects of the merger on PHSB’s employees, including the prospects for employment with a large, growing organization, such as ESB with an expanding business presence in the market areas served by PHSB;

•	The interests of PHSB’s executive officers and directors with respect to the merger apart from their interests as holders of PHSB common stock, and the risk that these interests might influence their decision with respect to the merger; and

•	That the transaction would be subject to a vote of both the PHSB and ESB stockholders.

The discussion of the factors considered by the PHSB board is not intended to be exhaustive, but includes all material factors considered. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the PHSB board did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighted factors differently. The PHSB board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, PHSB management and PHSB’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

The PHSB board has unanimously approved the merger agreement and unanimously recommends that PHSB stockholders vote “FOR” approval of the merger agreement.

Opinion of PHSB’s Financial Advisor

By letter dated June 1, 2004, PHSB retained Sandler O’Neill & Partners, L.P. to act as its financial advisor in connection with a possible business combination with ESB. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to PHSB in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the August 12, 2004 meeting of the board of directors of PHSB at which PHSB’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of August 12, 2004, the merger consideration was fair to PHSB’s shareholders from a financial point of view. Sandler O’Neill has confirmed its opinion by delivering to the board a written opinion dated the date of this joint proxy statement/prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge PHSB stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the PHSB board and is directed only to the fairness of the merger consideration to PHSB stockholders from a financial point of view. It does not address the underlying business decision of PHSB to engage in the merger or any other aspect of the merger and is not a recommendation to any PHSB stockholder as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a shareholder should elect in the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of PHSB that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of ESB that Sandler O’Neill deemed relevant;

(4)	financial projections for PHSB for the years ending December 31, 2004 through December 31, 2006 reviewed with management of PHSB;

(5)	internal financial projections for ESB for the years ending December 31, 2004, through December 31, 2006 prepared by and reviewed with management of ESB;

(6)	the pro forma financial impact of the merger on ESB, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of ESB and the expected issuance of approximately $7.5 million of trust preferred securities of ESB;

(7)	the publicly reported historical price and trading activity for PHSB’s and ESB’s common stock, including a comparison of certain financial and stock market information for PHSB and ESB with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the savings institution industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of PHSB the business, financial condition, results of operations and prospects of PHSB and held similar discussions with certain members of senior management of ESB regarding the business, financial condition, results of operations and prospects of ESB.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of PHSB and ESB that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of PHSB or ESB or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of PHSB or ESB, nor did it review any individual credit files relating to PHSB or ESB. With PHSB’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both PHSB and ESB were adequate to cover such losses. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of PHSB or ESB.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with PHSB’s consent, that there has been no material change in PHSB’s and ESB’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that PHSB and ESB will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With PHSB’s consent, Sandler O’Neill relied upon the advice PHSB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to PHSB or ESB and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of PHSB or ESB and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses for PHSB were based upon financial projections reviewed with management of PHSB and for ESB were based upon internal financial projections furnished by management of ESB. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, PHSB’s and ESB’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management of the future financial performance of PHSB and ESB, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PHSB, ESB and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the PHSB board at the board’s August 12th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of PHSB’s common stock or ESB’s common stock or the prices at which PHSB’s or ESB’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of ESB’s common stock on August 11, 2004 of $12.27 and the fixed deal price of $27.00, Sandler O’Neill calculated an implied exchange ratio of 2.20. Based upon financial information for PHSB as of or for the twelve-month period ended June 30, 2004, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/ Last twelve month’s earnings per share	25.70x
Transaction value/Tangible book value per share	172.50%
Transaction value/Equity adjusted multiple of tangible book(1)	227.50%
Tangible book premium/Core deposits (2)	21.40%

(1)	This calculation assumes that a buyer would be willing to pay a premium to tangible book value on a normalized capital base and would value excess equity on a dollar for dollar basis. Assumes a normalized tangible equity to tangible assets capital ratio of 8%, or $8.90 per PHSB share. Calculation determined by deducting the excess capital over $8.90 per share, or $6.75, from the implied transaction value of $27.00 and dividing the result by the adjusted tangible book value per share of $8.90.

(2)	Assumes PHSB’s total core deposits are $188.8 million.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $83 million based upon approximately 2.8 million of PHSB’s diluted shares outstanding plus the intrinsic value of outstanding options to purchase an aggregate of 290,527 shares of PHSB common stock with a weighted average exercise price of $12.45.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of PHSB’s common stock and ESB’s common stock and the relationship between the movements in the prices of PHSB’s common stock and ESB’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index, the Standard & Poor’s Bank Index and the and the weighted average performance (based upon market capitalization) of a peer group of publicly of publicly traded savings institutions for each of PHSB and ESB, respectively, selected by Sandler O’Neill. The savings institutions included in the respective peer groups for PHSB and ESB are identified in the relevant section under “Comparable Company Analysis” below.

During the period that began on August 8, 2003 and ended August 10, 2004, PHSB’s common stock generally underperformed each of the indices to which it was compared through the end of 2003 and the period from May 2004 through August 11, 2004 and generally outperformed each of the indices to which it was compared from January 2004 through the end of April 2004. During the three year period that began on August 10, 2001 and ended August 10, 2004, PHSB’s common stock generally outperformed each of the indices to which it was compared but underperformed its peer group.

PHSB’s One Year Stock Performance

	Beginning Index Value August 8, 2003	Ending Index Value August 10, 2004
PHSB	100.00%	120.27%
PHSB peer group	100.00	103.58
Nasdaq Bank Index	100.00	112.75
S&P Bank Index	100.00	113.30
S&P 500 Index	100.00	110.38

PHSB’s Three Year Stock Performance

	Beginning Index Value August 10, 2001	Ending Index Value August 10, 2004
PHSB	100.00%	151.88%
PHSB peer group	100.00	156.98
Nasdaq Bank Index	100.00	128.58
S&P Bank Index	100.00	113.22
S&P 500 Index	100.00	90.66

During the period that began on August 8, 2003 and ended August 10, 2004, ESB’s common stock generally outperformed or performed on par with the indices to which it was compared through the end of 2003 and underperformed the indices to which it was compared during 2004. During the period that began on August 10, 2001 and ended August 11, 2004, ESB’s common stock generally outperformed the indices to which it was compared, except that it generally underperformed its peer group (other than during the period from February 2003 through November 2003).

ESB’s One Year Stock Performance

	Beginning Index Value August 8, 2003	Ending Index Value August 10, 2004
ESB	100.00%	85.82%
ESB peer group	100.00	104.55
Nasdaq Bank Index	100.00	112.75
S&P Bank Index	100.00	113.30
S&P 500 Index	100.00	110.38

ESB’s Three Year Stock Performance

	Beginning Index Value August 10, 2001	Ending Index Value August 10, 2004
ESB	100.00%	135.86%
ESB peer group	100.00	168.50
Nasdaq Bank Index	100.00	128.58
S&P Bank Index	100.00	113.22
S&P 500 Index	100.00	90.66

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for PHSB and ESB and a separate group of savings institutions selected by Sandler O’Neill for each of PHSB and ESB. The PHSB Peer group consisted of the following publicly traded savings institutions located in Pennsylvania with total assets between $129 million and $922 million:

Fidelity Bancorp, Inc.	Northeast Pennsylvania Financial Corp.
First Keystone Financial, Inc.	SE Financial Corp.
First Star Bancorp, Inc.	TF Financial Corporation
Harleysville Savings Financial Corporation	Willow Grove Bancorp, Inc.
Laurel Capital Group, Inc.	WVS Financial Corp.
Nittany Financial Corp.

The analysis compared publicly available financial and market trading information for PHSB and the high, low, mean and median data for the PHSB Peer Group as of and for the twelve-month period ended June 30, 2004 (or in cases where June data was not available, the twelve-months ended March 31, 2004 or April 30, 2004). The table below compares the data for PHSB and the median data for the PHSB Peer Group, with pricing data as of August 11, 2004.

Comparable Group Analysis

PHSB	PHSB Peer Group
Total assets (in millions)	$323.0	$565.0
Tangible equity/Tangible assets	14.06%	6.11%
LTM Return on average assets	0.87%	0.62%
LTM Return on average equity	6.37%	8.09%
Price/Tangible book value per share	143.62%	148.44%
Price/LTM earnings per share	21.40	x	17.69	x
Market Capitalization (in millions)	$65.2	$49.7
Net Loans/Assets	40.71%	47.11%
Total Loans/Total Deposits	60.23%	80.14%
Total Borrowings/Total Assets	16.76%	31.75%
NPAs/Total Assets	NM	0.36%
Loan Loss Reserves/Total Loans	1.19%	0.94%
Net Interest Margin	2.54%	2.53%
Non Interest Income/Average Assets	0.32%	0.42%
Non Interest Expense/Average Assets	2.31%	2.08%
Efficiency Ratio	71.71%	67.13%

Sandler O’Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for ESB and the following publicly traded savings institutions headquartered in the Mid-Atlantic United States with total assets between $800 million and $2.2 billion:

FMS Financial Corporation	Partners Trust Financial Group, Inc.
Flushing Financial Corporation	PennFed Financial Services, Inc.
KNBT Bancorp, Inc.	Provident Bancorp, Inc.
Northeast Pennsylvania Financial Corp.	Sound Federal Bancorp, Inc.
OceanFirst Financial Corp.	Synergy Financial Group, Inc.
Parkvale Financial Corporation	Willow Grove Bancorp, Inc.

The analysis compared publicly available financial information for ESB and the high, low mean and median data for the Regional Group as of and for the twelve-month period ended June 30, 2004. The table below compares the data for ESB and the median data for the ESB Peer Group, with pricing data as of August 11, 2004.

Comparable Group Analysis

ESB	ESB Peer Group
Total assets (in millions)	$1,361.8	$1,476.0
Tangible equity/tangible assets	6.02%	7.22%
LTM Return on average assets	0.68%	0.66%
LTM Return on average equity	9.75%	6.38%
Price/Tangible book value per share	161.26%	161.86%
Price/LTM earnings per share	14.10	x	18.03	x
Market Capitalization (in millions)	$131.4	$184.1
Net Loans/Assets	24.32%	58.63%
Loans/Deposits	57.24%	84.02%
Total Borrowings/Total Assets	49.50%	21.46%
NPAs/Total Assets	NA	0.19%
Loan Loss Reserves/Total Loans	1.19%	0.94%
Net Interest Margin	2.04%	3.14%
Non Interest Income/Average Assets	0.42%	0.46%
Non Interest Expense/Average Assets	1.41%	2.32%
Efficiency Ratio	60.40%	65.07%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 19 merger transactions announced nationwide between July 1, 2003 and August 11, 2004 involving savings institutions as acquired institutions having ratios of tangible equity to tangible assets of greater than 10%. Sandler O’Neill reviewed 10 transactions announced during the same period involving Mid-Atlantic savings institutions as acquired institutions with transaction values greater than $15 million. Sandler O’Neill also reviewed 5 transactions announced during the same period involving Pennsylvania, West Virginia and Ohio savings institutions as acquired institutions with transaction values greater than $15 million (the “regional transactions”). Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, total deposit premium, transaction price to tangible book value per share, tangible book premium to core deposits, transaction price to assets, and premium to market price and computed mean and median multiples and premiums for the transactions. The median multiples were applied to PHSB’s financial information as of and for the twelve months ended June 30, 2004. As illustrated in the following tables, Sandler O’Neill derived an imputed range of values per share of PHSB’s common stock of $24.59 to $27.33 based upon the median multiples for the nationwide overcapitalized savings institution transactions, $22.24 to $40.22 based upon the median multiples for the Mid-Atlantic transactions and $19.79 to $34.32 based upon the median multiples for the regional transactions. The transaction value of the merger was $27.00 per share.

Transaction Multiples

Nationwide	Mid–Atlantic	PA,WV,OH
Median Multiple	Implied Value	Median Multiple	Implied Value	Median Multiple	Implied Value
Transaction price/LTM EPS(1)	24.84	x	$26.37	22.52	x	$23.91	27.37	x	$29.06
Transaction price/Book value(2)	163.21%	$25.54	228.94%	$35.82	194.85%	$30.49
Transaction price/Tangible book value	164.23%	$25.69	257.05%	$40.22	197.87%	$30.96
Transaction price/Total deposits	33.95%	$25.84	32.69%	$24.88	26.79%	$20.39
Transaction price/Total assets	22.23%	$24.73	20.00%	$22.24	17.79%	$19.79
Tangible book premium/Core deposits(3)	17.97%	$27.33	25.74%	$25.63	19.02%	$21.26
Premium to market (4)	14.12%	$24.59	25.30%	$27.00	59.25%	$34.32
Transaction Price/Equity Adj. Book Value	NA	NA	228.94%	$27.12	194.85%	$24.09
Transaction Price/Eq. Adj Tang. BK Value(5)	NA	NA	257.05%	$29.62	197.87%	$24.36

(1)	Based on 2,788,805 LTM average diluted shares outstanding as of June 30, 2004.

(2)	Based on 2,903,353 common shares outstanding as of June 30, 2004.

(3)	Assumes PHSB’s core deposits total $188.8 million.

(4)	Based on PHSB’s August 6, 2004 closing price of $21.55.

(5)	This calculation assumes that a buyer would be willing to pay a premium to tangible book value on a normalized capital base and would value excess equity on a dollar for dollar basis. Assumes a normalized tangible equity to tangible assets capital ratio of 8%, or $8.90 per PHSB share. Calculation determined by taking the sum of (i) the product of (a) $8.90 per share and (b) the median multiple and (ii) $6.75, the excess capital over $8.90 per share.

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of PHSB through December 31, 2006 under various circumstances, assuming PHSB performed in accordance with the financial projections discussed with management. To approximate the terminal value of PHSB common stock at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 10x to 25x and multiples of tangible book value ranging from 100% to 200%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PHSB common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of PHSB common stock of $8.73 to $21.70 when applying the price/earnings multiples and $14.59 to $30.37 when applying multiples of tangible book value. The implied transaction value of the merger was $27.00 per share.

Earnings Per Share Multiples

Discount Rate	10.0	13.0	16.0	19.0	22.0	25.0
9.0%	9.87	12.24	14.60	16.97	19.33	21.70
10.0%	9.67	11.98	14.29	16.60	18.91	21.23
11.0%	9.47	11.73	13.99	16.25	18.51	20.77
12.0%	9.28	11.49	13.70	15.90	18.11	20.32
13.0%	9.09	11.25	13.41	15.57	17.73	19.89
14.0%	8.91	11.02	13.13	15.25	17.36	19.48
15.0%	8.73	10.80	12.87	14.93	17.00	19.07

Tangible Book Value Per Share Multiples

Discount Rate	100%	120%	140%	160%	180%	200%
9.0%	16.57	19.33	22.09	24.85	27.61	30.37
10.0%	16.22	18.91	21.61	24.31	27.01	29.70
11.0%	15.87	18.51	21.15	23.78	26.42	29.06
12.0%	15.54	18.11	20.69	23.27	25.85	28.43
13.0%	15.21	17.73	20.26	22.78	25.30	27.82
14.0%	14.90	17.36	19.83	22.30	24.77	27.23
15.0%	14.59	17.01	19.42	21.83	24.25	26.66

Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of ESB through December 31, 2006 under various circumstances, assuming ESB’s projected dividend stream and that ESB performed in accordance with the financial projections prepared by and reviewed with management. To approximate the terminal value of ESB common stock at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 10x to 20x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of ESB common stock. As illustrated in the following tables, Sandler O’Neill’s analyses indicated an imputed range of values per share of ESB common stock of $9.91 to $21.12 when applying multiples of earnings per share and $7.61 to $17.68 when applying multiples of tangible book value. The closing price of ESB’s common stock on August 11, 2004 was $12.27.

Earnings Per Share Multiples

Discount Rate	10.0	12.0	14.0	16.0	18.0	20.0
9.0%	11.27	13.24	15.21	17.18	19.15	21.12
10.0%	11.03	12.95	14.88	16.80	18.73	20.65
11.0%	10.79	12.67	14.55	16.44	18.32	20.20
12.0%	10.56	12.40	14.24	16.08	17.92	19.76
13.0%	10.34	12.14	13.94	15.74	17.54	19.34
14.0%	10.12	11.88	13.64	15.40	17.16	18.92
15.0%	9.91	11.63	13.36	15.08	16.80	18.52

Tangible Book Value Per Share Multiples

Discount Rate	100%	125%	150%	175%	200%	225%
9.0%	9.03	10.76	12.49	14.22	15.95	17.68
10.0%	8.77	10.45	12.12	13.80	15.47	17.15
11.0%	8.52	10.15	11.77	13.39	15.02	16.64
12.0%	8.28	9.85	11.43	13.00	14.57	16.15
13.0%	8.05	9.58	11.10	12.63	14.15	15.68
14.0%	7.83	9.31	10.79	12.26	13.74	15.22
15.0%	7.61	9.05	10.48	11.92	13.35	14.78

In connection with its analyses, Sandler O’Neill considered and discussed with the PHSB Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the first quarter of 2005, (2) 50% of the PHSB shares are exchanged for ESB common stock at an exchange ratio of 2.20 while the remaining PHSB shares outstanding are exchanged for $27.00 in cash, (3) financial projections for PHSB consistent with those reviewed with management of PHSB for 2004 through 2006, (4) financial projections consistent with those reviewed with the management of ESB for 2004 through 2006, (5) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of ESB; (6) and the issuance of $7.5 million of trust preferred securities to provide additional funding for ESB. The analysis indicated that for the year ending December 31, 2005, the merger would be 6.91% accretive to ESB’s projected earnings per share. The analyses also indicated that, at March 31, 2005 (the assumed closing period), the merger would be 23.07% dilutive to ESB’s tangible book value per share. The analyses indicated that, from the standpoint of a PHSB shareholder, at December 31, 2005, the merger would be 28.41% accretive to earnings per share and at March 31, 2005, the merger would be 15.5% dilutive to tangible book value The actual results achieved by the combined company may vary from projected results and the variations may be material.

PHSB has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of 1.00% of the aggregate transaction value or approximately $860,000, all of which is contingent, and payable, upon closing of the merger. PHSB has also paid Sandler O’Neill a fee of $150,000 for rendering its opinion, which fee will be credited against the transaction fee. PHSB has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to ESB, and we have received compensation for such services and we may provide additional services to ESB and receive compensation for such services, including during the pendency of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to PHSB and ESB and their respective affiliates and may actively trade the debt and/or equity securities of PHSB and

ESB and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

PHSB Stockholders Will Receive Shares of ESB Common Stock and/or Cash for Each PHSB Share

Upon consummation of the merger, each outstanding share of PHSB common stock will be converted into the right to receive $27.00 in either cash or shares of ESB common stock, at the election of each PHSB stockholder and subject to the election, allocation and proration procedures set forth in the merger agreement and described below. See “- Merger Consideration,” “- Election Procedures” and “- Allocation Procedures” below. No fractional shares of ESB common stock will be issued in connection with the merger. Instead, ESB will make a cash payment to each PHSB stockholder who would otherwise receive a fractional share.

The form of the consideration ultimately received by PHSB stockholders will depend upon the election, allocation and proration procedures described below and the choices of other PHSB stockholders. Accordingly, no guarantee can be given that the choice of any given stockholder of PHSB will be honored. In addition, because the tax consequences of receiving the cash consideration will differ from the tax consequences of receiving the stock consideration, PHSB stockholders are urged to read carefully the information set forth below under “- Federal Income Tax Consequences” on page         .

Merger Consideration. ESB will issue a total of approximately 3,182,000 shares of its common stock and pay approximately $43.4 million in cash (including approximately $4.2 million in cash to be paid for outstanding options to purchase PHSB common stock) for all of the outstanding shares of common stock of PHSB, subject to the overall proportional cash limitations set forth in the merger agreement. The total number of outstanding shares represents issued and outstanding shares and assumes that no outstanding options to purchase PHSB common stock are exercised before the effective time of the merger. In the event that all 290,526 options currently outstanding and exercisable are exercised prior to the closing of the merger, the number of shares of ESB common stock to be issued would increase to approximately 3,500,500 shares. The merger agreement provides that each holder of PHSB common stock will be entitled to receive, at the election of the holder thereof, for each share of PHSB common stock either:

(1)	the number of shares of ESB common stock which is equal to the quotient (which is known as the “exchange ratio”) determined by dividing $27.00 by the average share price of the ESB common stock (which is referred to as the “per share stock consideration”), except that cash will be paid for any remaining fractional shares, or

(2)	$27.00 in cash (which is referred to as the “per share cash consideration”).

The “average share price” of the ESB common stock shall mean the average of the closing sales price of a share of ESB common stock, as reported on the Nasdaq Stock Market’s National Market (as reported by an authoritative source), for the 20 trading-day period ending with the close of business on the business day which is three days preceding the effective time. The closing sales prices during the 20-day trading period shall be subject to appropriate adjustments in the event that, during such 20-day trading period, the outstanding shares of ESB common stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in ESB’s capitalization.

The aggregate consideration is payable 50% in ESB common stock and 50% in cash.

The value of the ESB common stock to be received by you will depend on the market price of shares of ESB common stock at the effective time of the merger. The market price of ESB common stock is subject to change at all times based on the future financial condition and operating results of ESB, future market conditions and other factors. On August 11, 2004, the business day immediately preceding public announcement of the merger, ESB’s common stock closed at $12.27 per share. Between August 11, 2004 and                          , 2004, ESB’s common stock traded as high as $             per share and as low as $             per share. On                          , 2004, ESB common stock closed at $             per share. The market price of ESB common stock at the effective time of the merger may be higher or lower than recent prices. For further information concerning the historical prices of ESB common stock, see “Comparative Common Stock Price and Dividends” on page     . You are urged to obtain current market prices for ESB common stock in connection with voting your shares at the special meeting and making your election decision.

Elections. As promptly as practicable after closing the merger but in no event more than five business days after the closing, you will be sent an election form, which will permit you to elect to receive for each share of PHSB common stock owned by you either (i) the stock consideration in exchange for each share of PHSB common stock held or (ii) the cash consideration. If you either (i) do not submit a properly completed election form in a timely fashion or (ii) revoke your election form prior to the deadline for the submission of the election form and do not timely submit another election form, the shares of PHSB common stock held by you will be designated “no election shares.”

Election Procedures. All elections will be required to be made on an election form. To make an effective election with respect to your shares of PHSB common stock, you must, in accordance with the election form, (i) properly complete and return the letter of transmittal and election form to Registrar and Transfer Company (the “exchange agent”), (ii) either (a) deliver the election form with your stock certificates representing such shares (or an appropriate guarantee of delivery of such certificates) or (b) complete the procedure for delivery by book-entry transfer of such shown on a timely basis and (iii) deliver with the election form any other required documents, prior to the deadline for returning the letter of transmittal and election form. It is currently anticipated that the letter of transmittals and election forms will be mailed to PHSB stockholders approximately one week after the merger is completed.

The deadline for surrendering all documentation required for an effective election (the “election deadline date”) will be set forth in the election instructions and will be 20 business days following the mailing of the letter of transmittal and election form (approximately four weeks), although the date may be extended by mutual agreement of ESB and PHSB.

PHSB stockholders should not return their stock certificates with the enclosed proxy, and stock certificates should not be forwarded to the designated agent until a PHSB stockholder has received the letter of transmittal and election form.

If you have a particular preference as to the form of consideration to be received for your shares of PHSB common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election is not received. Neither the PHSB board nor its financial advisor makes any recommendation as to whether stockholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “- Federal Income Tax Consequences” on page         .

Even if you have no preference, it is suggested that you return your transmittal letter and election form by the election deadline date, indicating that you have no preference, so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures after the merger is consummated. See “Procedures for Exchanging Your Stock Certificates” below.

Allocation Procedures. Your ability to elect to receive all cash is subject to a requirement that the aggregate cash consideration may not exceed 50% of the aggregate merger consideration or $43.4 million (assuming 2,903,353 shares of PHSB common stock are outstanding prior to the completion of the merger) based upon the overall proportional cash limitations set forth in the merger agreement. If the total cash elections are greater, or less, than the aggregate cash consideration, the elections will be reallocated as follows so that the resultant exchange for cash is as close as practical to the aggregate cash consideration:

•	If the cash elections total more than the aggregate cash consideration, no election shares will be converted to stock election shares. If after the conversion of the no election shares, the total cash elections are still more than the aggregate cash consideration, then on a pro rata basis, a sufficient number of shares from among the holders of cash election shares will be converted into stock election shares, so that the total cash paid equals as closely as practicable the aggregate cash consideration. This proration will reflect the proportion that the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares.

•	If the cash elections total less than the aggregate cash consideration, a sufficient number of shares will be converted on a pro rata basis into cash election shares, first from among the holders of no election shares and then, if necessary, from among the holders of stock election shares, so that the total cash paid equals as closely as practicable the aggregate cash consideration. This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares.

Upon consummation of the merger, any shares of PHSB common stock that are owned by PHSB as treasury stock or that are held directly or indirectly by ESB, other than in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

Procedures for Exchanging Your Stock Certificates

PHSB stockholders who surrender their stock certificates and complete a transmittal letter and election form prior to the election deadline date, or any extension of such time period, will automatically receive the merger consideration allocated to them as the result of the merger promptly following completion of the allocation procedures. The exchange agent will complete the allocation within 10 business days after the election deadline date. Other stockholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the designated agent or other steps have been taken to surrender the evidence of their stock interest in PHSB in accordance with the instructions accompanying the letter of transmittal and election form.

Within five business days after the completion of the merger, the exchange agent will mail to each holder of record of PHSB common stock a letter of transmittal and election form and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate for PHSB common stock for exchange and cancellation to the exchange agent, together with a duly executed letter of transmittal and election form, the holder of such certificate will be entitled to receive such merger consideration allocated to them and the certificate for PHSB common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration (including the cash in lieu of fractional shares) and any unpaid dividends and distributions, if any, payable to holders of stock certificates for PHSB common stock.

No stock certificates representing fractional shares of ESB common stock will be issued upon the surrender for exchange of PHSB stock certificates. In lieu of the issuance of any such fractional share, ESB will pay to each former stockholder of PHSB who otherwise would be entitled to receive a fractional share of ESB common stock an amount in cash determined by multiplying the fraction of a share of ESB common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by the average closing sales price of ESB common stock during the 20 trading day period used to compute the exchange ratio.

If you receive shares of ESB common stock in the merger, you will receive dividends on ESB common stock or other distributions declared after the completion of the merger only if you have surrendered your PHSB stock certificates. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

After completion of the merger, no transfers of PHSB common stock issued and outstanding immediately prior to the completion of the merger will be allowed. PHSB stock certificates that are presented for transfer after the completion of the merger, will be canceled and exchanged for the merger consideration.

If your PHSB stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of those certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide this evidence.

Interests of Directors and Officers of PHSB in the Merger that are Different from Your Interests

Some members of PHSB’s management and the PHSB board may have interests in the merger that are in addition to or different from the interests of stockholders. The PHSB board was aware of these interests and considered them in approving the merger agreement.

Existing Employment Agreements. Peoples Bank entered into separate three-year employment agreements with Messrs. Wetzel and Canonge. The agreements provide that these individuals may be terminated by Peoples Bank for “just cause” as defined in the agreements. If Peoples Bank terminates these individuals without just cause, they will be entitled to a continuation of salary from the date of termination through the remaining term of the agreement. The employment agreements also contain a provision stating that in the event of involuntary termination of employment in connection with any change in control of Peoples Bank or PHSB, these individuals will be paid a lump sum amount equal to 2.999 times their prior five-year annual average taxable compensation. Completion of the merger will constitute a change of control under these agreements.

Supplemental Executive Retirement Plan (“SERP”). Effective January 1, 1995, Peoples Bank adopted an unfunded SERP for the benefit of Mr. Wetzel. The targeted level of retirement benefits under the SERP are calculated as 2.25% of the final average compensation (as defined in the SERP) times years of service, reduced by payments under Peoples Bank’s defined benefit pension plan. Benefits payable prior to age 65 are reduced by 2.5% for each year of payment prior to age 65. The SERP provides that Peoples Bank will pay the benefits under the SERP for a period of 120 months. Benefits under the SERP are immediately payable upon death or disability of the participant, or upon the termination of the participant (other than for cause), after obtaining age 55. As of December 31, 2003, Mr. Wetzel’s SERP was fully vested. The SERP provides that all benefits payable under the SERP will be immediately payable if Mr. Wetzel’s employment is terminated following a change in control.

Termination and Release Agreements. In connection with the execution of the merger agreement by ESB and PHSB, Messrs. Wetzel and Canonge entered into termination and release agreements with PHSB, Peoples Bank and ESB which set forth the terms under which each executive’s employment agreement shall be termination in connection with the merger. These agreements provide, among other things, that upon completion of the merger, and provided that the executive is still employed by Peoples Bank immediately prior thereto, Peoples Bank shall pay each executive a lump sum cash amount equal to 2.999 times the executive’s taxable income for the five calendar years ending prior to the year in which the merger is completed, minus any other parachute amounts received by the executive, in satisfaction of the executive’s rights under his employment agreement. If the merger is completed in 2005 as anticipated, the severance payments are estimated to be approximately $832,225 for Mr. Wetzel and $513,999 for Mr. Canonge. However, Messrs. Wetzel and Canonge can increase their taxable 2004 income and thus their five-year average income by exercising stock options in 2004. Assuming Messrs. Wetzel and Canonge elected to exercise their options and have option income of $923,205 and $632,085 in 2004, respectively (assuming all their options are exercised when the market price of the PHSB common stock is $27.00 per share), their five-year average taxable income would be $462,142 and $297,807, respectively. In that event, the lump sum cash severance payments are estimated to be approximately $1,385,963 for Mr. Wetzel and $893,123 for Mr. Canonge.

In addition, Mr. Wetzel’s termination and release agreement provides that Peoples Bank will pay him a lump sum cash amount upon completion of the merger equal to the present value of his vested and accrued right to receive $2,785 per month under the SERP for 120 months, discounted to present value. The vested and accrued benefit payable under the SERP is $214,606, assuming a lump sum cash payment as of February 1, 2005. If IRS discount rates change, the lump sum cash payment will also change.

Mr. Canonge’s termination and release agreement further provides that if his employment is terminated prior to the third annual anniversary of the effective date of the merger, then he and his then-covered dependents shall remain eligible to participate in the medical and dental insurance programs then offered by ESB Bank to its employees until the later of (a) the third annual anniversary of the effective date of the merger or (b) the expiration of the executive’s COBRA rights, with Mr. Canonge to be responsible for all premiums, deductibles and out-of-pocket expenses with respect to such coverage.

New Consulting and Noncompetition Agreement. In connection with the execution of the merger agreement, ESB and Mr. Wetzel entered into a consulting and noncompetition agreement to be effective upon completion of the merger. Mr. Wetzel agreed to provide consulting services to ESB and to not compete against ESB or its subsidiaries or affiliates for a period of three years following completion of the merger. In exchange, ESB agreed to pay Mr. Wetzel $180,000 per year, payable monthly, and to provide Mr. Wetzel with the continued use of the automobile owned by Peoples Bank, with ESB to pay all insurance and repair costs on the automobile.

Existing Change in Control Severance Agreements. Peoples Bank entered into change in control severance agreements on August 16, 2001 with Messrs. Ault and Jewell, who are each a Vice President of Peoples Bank. The agreements provide that if, within 18 months following completion of the merger, the employment of the officer is involuntarily terminated for other than “just cause” or is terminated by the officer following the occurrence of certain events adverse to the officer, then the officer shall be entitled to (1) a lump sum cash severance payment equal to his aggregate taxable compensation for the calendar year ending prior to the year in which the merger is completed, and (2) at the officer’s election and expense, continued medical and dental insurance coverage for the officer and his dependents for a period of one year, provided that the severance payment to the officer shall be reduced by the minimum amount necessary to ensure that the officer does receive parachute payments under Section 280G of the Internal Revenue Code. If the merger is completed in 2005 as anticipated, Messrs. Ault and Jewell can increase their taxable 2004 income by exercising stock options in 2004. Assuming Messrs. Ault and Jewell have option income of $442,937 and $195,898 in 2004, respectively (assuming all their options are exercised when the market price of the PHSB common stock is $27.00 per share), their taxable income for 2004 is expected to be approximately $564,382 and $286,959, respectively. In that event, the lump sum cash severance payments are estimated to be $564,382 for Mr. Ault and $286,959 for Mr. Jewell.

Severance to Other Employees. Employees of PHSB or Peoples Bank who are not covered by employment or change in control agreements will be entitled to severance payments under the merger agreement as set forth below. Any person who is currently serving as an employee of PHSB or Peoples Bank and continues as such immediately prior to the effective time (other than those employees covered by a written employment or change in control agreement) whose employment is discontinued by ESB or any of the ESB subsidiaries within one year after the effective time (unless termination of such employment is for cause) shall be entitled to a severance payment from ESB Bank in an amount equal to one week’s salary for every year of service at PHSB or Peoples Bank, with a minimum benefit of four weeks of salary and a maximum benefit of 12 weeks of salary, plus up to $1,500 reimbursement for outplacement services.

Retention Bonuses. ESB agreed to create a retention bonus pool equal to $50,000 in order to help retain key employees. Employees of PHSB or Peoples Bank, other than those covered by employment or change in control agreements, will be eligible to participate in the retention bonus pool. The amount to be awarded to an eligible employee, if any, shall be determined by the President of PHSB, subject to consultation with the President of ESB. Retention bonuses shall be paid only if the employee continues to be employed as of the effective time of the merger, or if requested by ESB, the date of the bank data processing conversion.

Trustees Consultation and Retirement Plan. Prior to the effective time of the merger, the Board of Directors of Peoples Bank shall terminate the Trustees Consultation and Retirement Plan (the “Trustees Plan”) and authorize the lump sum payments based upon the present value of the benefits payable under the Trustees Plan. Under the Trustees Plan, non-employee directors generally have to complete 15 years of service. However, if the director’s service is terminated following a change in control, the director is deemed to have 15 years of service. Mr. Belas was first appointed to the PHSB board in 2001. The present value lump sum payments will equal $101,784 for each of Messrs. Belas, Brooks, Charles, Kelly and Lenox and $107,682 for Mr. Rowse. The lump sum amounts shall be paid by Peoples Bank as of the effective time of the merger, with each of the non-employee directors to execute a release in a form satisfactory to PHSB and ESB and a consulting agreement in a form similar to Schedule B to the Trustees Plan.

Employee Benefit Plans. All employees of PHSB or Peoples Bank immediately prior to completion of the merger who are employed by ESB, ESB Bank or Peoples Bank (the “employers”) immediately following the merger (“transferred employees”) will be covered by the respective employer’s employee benefit plans on substantially the same basis as any employee of the employers in a comparable position. Notwithstanding the foregoing, ESB may determine to continue any of the PHSB benefit plans for transferred employees in lieu of offering participation in the employers’ benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate or suspend any of PHSB’s benefit plans, or to merge any such benefit plans with the employers’ benefit plans, provided the result is the provision of benefits to transferred employees that are substantially similar to the benefits provided to the employers’ employees generally. Except as otherwise prohibited by law, transferred employees’ service with PHSB or Peoples Bank shall be recognized as service with the employers for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the employers’ benefit plans, subject to applicable break-in-service rules, provided, however, that for purposes of determining eligibility to participate in and the vesting of benefits under ESB’s employee stock ownership plan, ESB shall not recognize years of service with PHSB or Peoples Bank and transferred employees will be treated as “new employees” of ESB and ESB Bank for purposes of determining eligibility and vesting under such plan. ESB agreed (a) that any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to transferred employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by PHSB or Peoples Bank at the closing of the merger and who then change coverage to ESB’s medical or hospitalization indemnity health plan at the time such transferred employees are first given the option to enroll, and (b) to honor under such plans any deductibles and annual out-of-pocket contributions incurred by the transferred employees during the plan year prior to the effective time of the merger. Notwithstanding anything in the merger agreement to the contrary, after the completion of the merger, (x) any amendment to, or grant of additional benefits under, any PHSB or Peoples Bank benefit plan, including stock based plans, which continues to exist subsequent to the completion of the merger, shall require the prior consent of ESB, and (y) ESB may cause any of the PHSB or Peoples Bank benefit plans which continue to exist, including stock based plans, to be amended in order to provide that employees of ESB or ESB Bank may be participants in such plans.

PHSB shall take all necessary action to cause the PHSB ESOP to be terminated as of the consummation of the merger. The merger consideration received by the PHSB ESOP trustee in connection with the merger with respect to the unallocated shares of PHSB common stock shall be first applied by the PHSB ESOP trustee to the full repayment of the PHSB ESOP loan. PHSB agreed to use its best efforts to cause the PHSB ESOP trustee to elect a sufficient amount of cash to repay the PHSB ESOP loan. The balance of the merger consideration (if any) received by the PHSB ESOP trustee with respect to the unallocated shares of PHSB common stock shall be allocated as earnings to the accounts of all participants in the PHSB ESOP who have accounts remaining under the PHSB ESOP (whether or not such participants are then actively employed) and beneficiaries in proportion to the account balances of such participants and beneficiaries, in accordance with the terms of the PHSB ESOP, to the maximum extent permitted under the Internal Revenue Code and applicable law, subject to certain limitations. The accounts of all participants and beneficiaries in the PHSB ESOP immediately prior to the consummation of the merger shall become fully vested as of such time. ESB and PHSB have agreed to file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the PHSB ESOP as of the consummation of the merger. As soon as practicable after the later of the consummation of the merger or the receipt of a favorable determination letter for termination from the IRS, the account balances in the PHSB ESOP shall be distributed to participants and beneficiaries or transferred to an eligible individual retirement account as a participant or beneficiary may direct. Prior to the consummation of the merger, no prepayments shall be made on the PHSB ESOP loan and contributions to the PHSB ESOP and payments on the PHSB ESOP loan shall be made consistent with past practices on the regularly scheduled payment dates.

PHSB Stock Options. Outstanding and exercisable options to purchase shares of PHSB common stock under PHSB’s 1998 Stock Option Plan and 2002 Stock Option Plan will be canceled with a cash payment to be made in an amount equal to the difference, if any, between the per share cash consideration and the exercise price per share. As of September 30, 2004, options to purchase a total of 290,526 shares of PHSB common stock with an average exercise price of $12.45 per share were outstanding, which will be canceled in exchange for approximately $4.2 million upon the effective time. Directors and executive officers of PHSB hold options to purchase a total of 166,391 shares of PHSB common stock with an average exercise price of $12.70 per share. All of the stock options held by Messrs. Wetzel and Canonge are currently fully vested. Each of the six non-employee directors currently hold 2,366 unvested stock options, and Messrs. Ault and Jewell hold 3,000 and 2,400 unvested stock options, respectively. All of these unvested stock options are scheduled to vest in December 2004 prior to completion of the merger.

The following table reflects the number of options held by each director and named executive officer and the payment that each will receive in exchange for their total outstanding options, whether currently vested or not, before deductions of any applicable withholding taxes, assuming the individuals do not exercise any options prior to the merger closing:

Name	Number of Options	Total Payment for Options
Joseph D. Belas	7,100	$81,579
Douglas K. Brooks	10,733	161,062
Emlyn Charles	15,056	223,037
John C. Kelly	4,733	54,382
Howard B. Lenox	7,100	81,579
John M. Rowse	15,056	223,037
James P. Wetzel, Jr.	62,926	923,205
Richard E. Canonge	43,687	632,085

Restricted Stock. Certain officers and directors of PHSB have been awarded shares of restricted stock under the PHSB 2002 restricted stock plan. As of the effective date of the merger, the plan will terminate, and all unvested restricted stock awarded to officers and directors of PHSB will vest and the holders will be entitled to receive in lieu of distribution of shares, a cash payment of $27.00 per share in accordance with the merger agreement. Directors and executive officers of PHSB hold a total of 7,920 shares of restricted stock which will become fully vested upon completion of the merger, excluding shares scheduled to vest in December 2004. Each of the six non-employee directors hold 1,320 shares which will vest upon completion of the merger, and Messrs. Ault and Jewell hold 1,980 and 1,320 shares, respectively, which will vest upon completion of the merger. All of the restricted shares previously granted to Messrs. Wetzel and Canonge are already fully vested.

The following table reflects the number of unvested restricted stock awards under the 2002 restricted stock plan held by each director and named executive officer which will vest in connection with the completion of the merger and the value of such restricted stock awards (before deduction of any applicable withholding taxes) based on a value of $27.00 per share:

Name	Number of Shares of Restricted Stock	Total Payment for Shares of Restricted Stock
Joseph D. Belas	1,320	$35,640
Douglas K. Brooks	1,320	35,640
Emlyn Charles	1,320	35,640
John C. Kelly	1,320	35,640
Howard B. Lenox	1,320	35,640
John M. Rowse	1,320	35,640
James P. Wetzel, Jr.	—	—
Richard E. Canonge	—	—

New Directorships. As of the effective time of the merger, ESB and ESB Bank have agreed to elect or appoint James P. Wetzel to the boards of directors of ESB and ESB Bank, with an initial term that expires at the 2006 annual meeting of stockholders, and at such time to nominate Mr. Wetzel for election as a director for an additional three year term, subject to Mr. Wetzels’ compliance with ESB’s applicable director requirements and the fiduciary duties of the ESB board. In addition, ESB and ESB Bank have agreed to elect one additional director of PHSB to the board of directors of ESB Bank on the same terms and conditions as Mr. Wetzel.

Protection of Directors, Officers and Employees Against Claims. ESB has also agreed to protect and hold harmless each present and former director, officer and employee of PHSB and Peoples Bank to the fullest extent to which such persons were entitled to be indemnified under Pennsylvania law or under the Articles of Incorporation and Bylaws of PHSB or Peoples Bank. These persons will be protected against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, suit, proceeding or investigation relating to matters existing or occurring at or prior to the completion of the merger, provided that the claim commences within six years following completion of the merger.

Moreover, ESB and ESB Bank will maintain a directors’ and officers’ liability insurance policy covering the above indemnified persons for a period of three years following the merger, provided that the total premium cost of such coverage does not exceed 175% of the current premium paid by PHSB. If the cost of the new coverage would exceed such amount, then ESB and ESB will use their reasonable best efforts to obtain as much comparable insurance as is available for such amount.

Management and Operations Following the Merger

Immediately following the merger of ESB and PHSB, Peoples Bank will be merged with and into ESB Bank. ESB expects to achieve significant consolidation efficiencies following the consummation of the merger, although there can be no assurance that the anticipated efficiencies will be achieved. The efficiencies are expected to be achieved primarily through the elimination of duplicative compensation costs, computer system costs, and redundant expenses for services.

Employee Matters

Each PHSB or Peoples Bank employee whose employment is not specifically terminated will become an employee of ESB or ESB Bank. However:

•	employees of PHSB or Peoples Bank who continue to be employed by ESB or ESB Bank (“continuing employees”) will not be, or act as, officers of ESB or ESB Bank, unless elected or appointed to that position by ESB or ESB Bank;

•	all of the continuing employees who remain following the completion of the merger will be employed at the will of ESB or ESB Bank;

•	no continuing employee will become a contractual employee of ESB or ESB Bank unless the contract is in writing with ESB or ESB Bank;

•	each continuing PHSB employee will be eligible to participate in ESB or ESB Bank employee plans, on the same basis as any newly-hired employee of ESB or ESB Bank, to the extent permitted by such plan. However, with respect to each ESB or ESB Bank employee plan (other than the ESB ESOP with respect to vesting), service with PHSB or Peoples Bank will be treated as service with ESB or ESB Bank to determine eligibility to participate, vesting and entitlement to benefits but not for purposes of benefit accrual. Service will not be recognized to the extent that it would result in a duplication of benefits; and

•	each existing employment or change in control severance agreement with Peoples Bank will be honored by ESB. See “- Interests of Directors and Officers in the Merger that are Different from Your Interests” above for a complete explanation.

Conditions to the Merger

The obligations of ESB and PHSB to complete the merger are conditioned on the following being satisfied at or prior to the completion of the merger:

•	all corporate action necessary to authorize, execute and consummate the merger agreement and the merger must have been duly and validly taken by ESB and PHSB;

•	ESB’s and PHSB’s stockholders must approve the merger agreement;

•	the requisite regulatory approvals, consents and waivers must be obtained and all statutory waiting periods must have expired;

•	any necessary material third party consents, waivers or approvals must be obtained or made;

•	no approval or consent will have imposed any condition or requirement that would materially and adversely impact the economic or business benefits to either party giving effect to the merger;

•	no party to the merger will be subject to any order, decree or injunction that prohibits closing any of the merger’s transactions;

•	no statute, rule or regulation will prohibit completion of the merger’s transactions;

•	the registration statement will have been declared effective by the SEC and the SEC will not be taking actions to stop the merger from proceeding.; and

•	ESB and PHSB will have received an opinion from Elias, Matz, Tiernan & Herrick L.L.P., special counsel to ESB, dated as of the completion of the merger, that for federal income tax purposes:

(i)	the merger will qualify as a “reorganization” under the Code;

(ii)	no taxable gain will be recognized by ESB or PHSB as a result of the merger;

(iii)	no gain or loss will be recognized by the stockholders of PHSB who receive solely ESB common stock in exchange for their PHSB common stock in the merger;

(iv)	with respect to ESB common stock to be issued in the merger solely in exchange for PHSB common stock, the holders tax basis on such ESB common stock will be the same as the tax basis of the PHSB common stock surrendered; and

(v)	the holding period of the shares of ESB common stock received in the merger will include the holding period of the shares of PHSB common stock surrendered, provided that such PHSB common stock was held as a capital asset by such stockholder;

however, in the event such counsel believes that the merger will not qualify as a reorganization under the Code, ESB shall have the right to increase the aggregate stock consideration as necessary to cause the transaction to qualify for such tax treatment.

The obligations of ESB and PHSB to complete the merger are also conditioned on the following:

•	all parties will have performed their respective obligations under the merger agreement;

•	subject to prior disclosure of any necessary qualifications, the representations and warranties made by the parties in the merger agreement will be materially true when the merger closes and each party will furnish the other with a certificate attesting to this fact;

•	all necessary material consents or approvals to permit ESB to assume PHSB’s contracts, leases and other agreements will have been obtained; and

•	the delivery to each of ESB and PHSB of various letters, certificates and other documents including, in the case of ESB only, the delivery to ESB of affiliate letters from its affiliates.

Unless prohibited by law, either ESB or PHSB could elect to waive a condition that has not been satisfied and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed. If the merger is not completed on or before July 31, 2005, the merger agreement may be terminated by either ESB or PHSB. However, the failure to complete the merger by that date cannot be due to the breach of the merger agreement by the party seeking to terminate.

Regulatory Approvals Needed to Complete the Merger

Various regulatory approvals or waivers are required in connection with the merger and bank merger. Since the merger will occur immediately prior to the bank merger, ESB will control both ESB Bank and Peoples Bank for a short period of time. ESB’s control of Peoples Bank requires the approval of the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended, or the grant of a waiver of such application requirements by the Federal Reserve Board. Since the Federal Reserve Board will only have jurisdiction over ESB for a short period of time, the Federal Reserve Board has customarily granted a waiver of its application requirements in transactions of this type. Such waivers have been conditioned on the prompt consummation of the subject bank merger.

Completion of the bank merger is subject to approval from the FDIC. ESB has applied to the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act, or FDIA. The period for the FDIC’s review of any proposed acquisition, such as ESB’s acquisition of Peoples Bank, commences upon receipt by the FDIC of an application deemed sufficient by the FDIC. Since the companies believe that they qualify for expedited processing under applicable FDIC regulations, once an application is deemed sufficient, the FDIC generally will take action on it by the date that is the latest of (i) 45 days after the FDIC deemed it sufficient, (ii) 10 days after publication of the last required notice, or (iii) three days after receipt of the Attorney General’s report on competitive factors. In every case, the FDIC will also consider the financial and managerial resources and future prospects of the acquiror and the savings association, relevant antitrust laws and the convenience and needs of the communities to be served. The FDIC will also consider the effectiveness of ESB and PHSB in combatting money laundering activities. FDIC regulations provide that an acquiror must publish on at least three occasions at approximately equal intervals a notification, as close as practicable to the date on which the application is filed but no earlier than five days before the application is filed, in the community in which the main offices of the merging institutions are located. Generally, within 30 days of the date of first publication (unless extended under applicable FDIC regulations), anyone may file comments in favor of or in protest of the application and may also submit such information as he or she deems relevant.

The merger is also subject to the prior approval of the Pennsylvania Department of Banking under Sections 112 and 115 of the Pennsylvania Banking Code. In determining whether to approve the merger, the Department will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 thereof, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or stockholders of the institutions involved. The bank merger is subject to approval by the Department under Section 1609 of the Pennsylvania Banking Code. In determining whether to approve the bank merger, the Department will consider, among other things, whether the bank merger adequately protects the interests of depositors, other creditors and stockholders and would be consistent with the principles of adequate and sound banking practices and the public interest on the basis of the financial history and condition of the participating banks, their prospects, the character of their management, the potential effect of the bank merger on competition and the convenience and needs of the communities primarily to be served by the participating banks.

There can be no assurance that the necessary regulatory authorities will approve the merger and the bank merger, and if approved, there can be no assurance as to the dates of such approvals. There can also be no assurance that any such approval will not contain a condition or requirement which would cause such approval to fail to satisfy one of the conditions to consummation of the merger set forth in the merger agreement. There can likewise be no assurance that the Department of Justice will not challenge the merger, or if such a challenge is made, as to the results thereof. In the event the merger is not completed on or before July 31, 2005, the merger agreement may be terminated by either ESB or PHSB.

ESB is not aware of any other regulatory approvals that would be required for completion of the merger, except as described above. If any other approvals are required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by PHSB stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Conduct of Business Pending the Merger

Except as expressly provided for in the merger agreement and except to the extent required by law or by regulatory authorities, ESB and PHSB have agreed that, until completion of the merger, PHSB and Peoples Bank will use their best efforts to:

•	conduct their business in the regular, ordinary course consistent with past practice; and

•	preserve intact their business organization and advantageous business relationships and retain the services of their employees.

Further, except as otherwise provided in the merger agreement, until completion of the merger, PHSB has agreed that neither it nor Peoples Bank will take certain actions unless permitted by ESB or permitted or required by the merger agreement. These include:

•	change any provision of their articles of incorporation, bylaws or other similar governing documents;

•	except for the issuance of PHSB common stock pursuant to the present terms of outstanding stock options, (i) change the number of shares of its authorized or issued capital stock, (ii) issue or grant any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of PHSB or Peoples Bank, or any securities convertible into shares of such capital stock, or (iii) split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

•	declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, provided, however, PHSB is permitted to continue to declare and pay its regular quarterly cash dividend of $0.20 per share for each full calendar quarter prior to consummation of the merger but no dividends may be declared or paid for any partial quarter;

•	grant any severance or termination pay (other than pursuant to binding contracts of PHSB previously disclosed under the terms of the merger agreement), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or (ii) award any increase in compensation or benefits to its directors, officers or employees, except, in the case of officers or employees, as may be granted in the ordinary course of business and consistent with past practices and policies not to exceed 3% of the current salary of each respective employee;

•	enter into or modify (except as may be required by applicable law or as may be required by the merger agreement) any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or (ii) make any contributions to the PHSB ESOP or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice;

•	sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or (ii) acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

•	make any capital expenditures in excess of $50,000 in the aggregate, other than pursuant to existing binding commitments or expenditures necessary to maintain existing assets in good repair and other than as previously disclosed under the merger agreement;

•	file any applications or make any contract with respect to branching or site location or relocation;

•	make any material change in accounting methods or practices, other than changes required by generally accepted accounting principles, or (ii) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

•	change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;

•	engage in any transaction with an “affiliated person” or “affiliate,” as defined in the merger agreement;

•	enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	take any action that would result in any of its representations and warranties contained in the merger agreement not being true and correct in any material respect upon completion of the merger; or

•	agree to do any of the foregoing.

Except as provided in the merger agreement, until the completion of the merger, ESB has agreed that neither it nor ESB Bank will take certain actions unless permitted to by PHSB or permitted or required by the merger agreement. These include:

•	take any action which can reasonably be expected to adversely affect or delay the ability of ESB or PHSB to perform its covenants and agreements on a reasonably timely basis under the merger agreement or to consummate the transactions contemplated under the merger agreement;

•	declare or pay any special cash distributions in respect of any of its capital stock, provided, however, that ESB is permitted to continue to declare and pay its regular quarterly cash dividends; or

•	agree to do any of the foregoing.

Representations and Warranties Made by ESB and PHSB in the Merger Agreement

Pursuant to the execution of the merger agreement, both ESB and PHSB have made customary representations and warranties relating to their businesses. Theses include representations and warranties with respect to:

•	their corporate organization and authority to own their property and conduct business;

•	their capitalization and ownership of subsidiaries;

•	the corporate power and authority to enter into the merger agreement and to consummate the merger;

•	the compliance of execution of the merger agreement with their articles of incorporation and bylaws, applicable law and certain materials agreements;

•	the regulatory and third party approvals and consents necessary to enter into the merger agreement and consummate the merger;

•	their financial statements;

•	the absence of certain changes in their business since March 31, 2004;

•	the absence of material legal or administrative proceedings;

•	the filing and accuracy of their tax returns and certain other tax matters;

•	their employee benefit plans and related labor matters;

•	the filing and accuracy of their securities documents and regulatory reports;

•	the accuracy of information provided for inclusion in this joint proxy statement/prospectus and the related registration statement;

•	their compliance with applicable law;

•	their federal deposit insurance and other regulatory matters of their banking subsidiary;

•	their material contracts;

•	their properties and insurance;

•	the absence of certain environmental liabilities and other environmental matters;

•	their allowance for loan losses and real estate owned;

•	their minute books and corporate records;

•	transactions with their affiliates;

•	the payment of broker fees in connection with the merger agreement;

•	the receipt of a fairness opinion with respect to the merger consideration; and

•	the truth and accuracy of their representations and warranties.

PHSB also made a representation regarding its transactions with affiliates. For detailed information on these representations and warranties, see the merger agreement attached as Appendix A.

Such representations and warranties must remain true in all material respects through the completion of the merger unless such change does not have a material negative impact on the party’s business, financial condition or results of operations. See “- Conditions to the Merger” on page     .

No Solicitation

Pursuant to the merger agreement, PHSB agreed that it will not authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of PHSB, to directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than ESB) concerning any merger, sale of substantial assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transactions involving PHSB or Peoples Bank (defined as an “acquisition transaction”); provided, however, that PHSB may provide information in connection with an unsolicited possible acquisition transaction if the PHSB board of directors, after receiving advice of counsel, determines in good faith that the failure to do so would or could reasonably be expected to constitute a breach of its fiduciary duties under applicable law. PHSB also agreed that it will promptly communicate to ESB the terms of any proposal which it may receive in respect of any such acquisition transaction.

Waiving and Amending Provisions in the Merger Agreement

Prior to the completion of the merger, any provision of the merger agreement may be waived, amended or modified by the parties. However, after the vote by the stockholders of PHSB, no amendment or modification may be made that would reduce the amount of consideration to be received by PHSB’s stockholders under the terms of the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger by the ESB and PHSB stockholders, by:

•	the mutual consent of both parties;

•	either party if (i) the merger is not completed by July 31, 2005 or (ii) the stockholders of ESB or PHSB do not approve the merger agreement; however, the failure of such occurrences cannot be due to the breach of any representation, warranty or covenant contained in the merger agreement by the party seeking to terminate the merger agreement;

•	by either party upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the merger shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied;

•	by either party if there shall have been a material breach of any of the covenants, agreements or representations and warranties of the other party set forth in the merger agreement. Each party must give the other party 30 days to cure the breach;

•	by either party, if any of the applications for prior approval by third parties and governmental bodies are denied or are approved contingent upon the satisfaction of any non-standard condition or requirement which, in the reasonable opinion of the ESB board, would materially impair the value of PHSB and Peoples Bank to ESB, and the time period for appeals and requests for reconsideration has run; or

•	by ESB in the event that (i) PHSB, without having received ESB’s prior written consent, enters into an agreement to engage in an acquisition transaction with any person other than ESB, (ii) the PHSB board of directors recommends that the PHSB stockholders approve or accept an acquisition transaction with any person other than ESB, or (iii) any person or group, other than ESB acquires beneficial ownership of, or the right to acquire beneficial ownership of, 25% or more of the aggregate voting power represented by the outstanding PHSB common stock (any of which events shall be considered a “termination event”).

Expenses and Termination Fee

All costs and expenses incurred in connection with the merger will be paid by the party incurring such expense, except that ESB will bear all costs of printing, mailing and filing this document. However, in the event of a willful breach by either party of any representation, warranty, covenant or agreement contained in the merger agreement, the non-breaching party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the breaching party for all damages, costs and expenses incurred or suffered by the non-breaching party or in the enforcement of its rights under the merger agreement.

In addition, PHSB will pay ESB a termination fee of $3.5 million upon the occurrence of a termination event (as defined under “Termination of the Merger Agreement” above) prior to a fee termination event. A fee termination event is the first to occur of the following:

•	the effective time of the merger;

•	12 months after termination of the merger agreement following the first occurrence of a preliminary termination event (as defined below);

•	termination of the merger agreement before the occurrance of a termination event or a preliminary termination event other than as a result of a willful breach of any representation, warranty, covenant or agreement by PHSB; or

•	12 months after the termination of this agreement by ESB as a result of a willful breach of any representation, warranty, covenant or agreement by PHSB;

A preliminary termination event is any of the following events:

•	any person shall have commenced or filed a registration statement under the Securities Act of 1933 for any offer or purchase of shares of PHSB common stock such that upon consummation of such offer, such person would own or control 10% or more of PHSB common stock;

•	the holders of PHSB common stock shall not have approved the merger agreement at a meeting of stockholders held for such purpose, or such meeting shall not have been held or have been cancelled prior to termination to the merger agreement, or PHSB’s board of directors shall have withdrawn or modified in any manner adverse to ESB the recommendation of PHSB’s board of directors with respect to the merger agreement after any person shall have (i) made or disclosed an intention to make a bona fide proposal to PHSB or its stockholders to engage in an acquisition transaction, (ii) commenced a tender offer, or filed a registration statement with respect to an exchange offer, or (iii) filed an application with an appropriate regulatory authority for approval to engage in an acquisition transaction; or

•	PHSB shall have breached any representation, warranty, covenant or obligation in the merger agreement in a manner which would entitle ESB to terminate the merger agreement and such breach occurs after any person shall have (i) made or disclosed an intention to make a bona fide proposal to PHSB or its stockholders to engage in an acquisition transaction, (ii) commenced a tender offer or filed a registration statement under the Securities Act of 1933 with respect to an exchange offer, or (iii) filed an application or notice with the appropriate regulatory authorities for approval to engage in an acquisition transaction.

In the event of termination of the merger agreement by either ESB or PHSB as set forth above, the merger agreement shall become void and have no effect, except that the provisions of the merger agreement relating to confidentiality of information and expenses shall survive any such termination. Notwithstanding the foregoing, neither ESB nor PHSB shall be relieved or released from any liabilities or damages arising out of its breach of any provision of the merger agreement.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, PHSB’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of ESB. Any difference between the purchase price for PHSB and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by ESB in connection with the merger will be amortized to expense. The financial statements of ESB issued after the merger will reflect the results attributable to the acquired operations of PHSB beginning on the date of completion of the merger. The unaudited pro forma financial information contained in this joint proxy statement/prospectus has been prepared using the purchase method of accounting. See “Unaudited Comparative Per Share and Selected Financial Data” on page          and “Unaudited Pro Forma Combined Financial Information” on page         .

No Dissenters’ Rights

Under Pennsylvania Law, neither ESB’s nor PHSB’s stockholders are entitled to dissenters’ or appraisal rights in connection with the merger.

Federal Income Tax Consequences

The following is a discussion of the material federal income tax consequences of the merger to ESB, PHSB and holders of PHSB common stock. The discussion is based upon IRS Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date of this document. This discussion assumes that PHSB common stock is generally held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of PHSB common stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. Elias, Matz, Tiernan & Herrick L.L.P., special counsel to ESB, has reviewed the disclosures in this section and has opined that such disclosures are accurate, assuming certain facts continue to exist at the time the merger is completed. In rendering its opinion, counsel has relied upon representations contained in certificates of officers of ESB, PHSB and others, which certificates will be updated at the time the merger is completed. Holders of PHSB common stock should consult their tax advisors as to the particular tax consequences to them of the merger.

It is a condition to the obligation of ESB and PHSB to complete the merger that the parties will have received an updated opinion of Elias, Matz, Tiernan & Herrick L.L.P., special counsel to ESB, dated as of the completion of the merger, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, such opinion will state that:

(1)	no taxable gain or loss will be recognized by ESB or PHSB as a result of the merger;

(2)	stockholders of PHSB who exchange all their PHSB common stock solely for ESB common stock will not recognize gain or a loss upon the exchange, except to the extent of any cash received instead of a fractional share of ESB common stock; and

(3)	PHSB stockholders who exchange all their shares of PHSB common stock solely for shares of ESB common stock will not have their individual tax basis or holding periods affected by exchanging their PHSB shares for ESB shares, except to the extent any cash is received instead of a fractional share of ESB common stock.

The federal income tax consequences of the merger to a PHSB stockholder generally will depend on whether the stockholder receives cash, ESB common stock or a combination thereof in exchange for such stockholder’s PHSB common stock.

No gain or loss will be recognized by a PHSB stockholder who receives solely ESB common stock in exchange for all of such stockholder’s shares of PHSB common stock pursuant to the merger (except to the extent of any cash received instead of a fractional share of ESB common stock). Such stockholder’s tax basis in the ESB common stock received pursuant to the merger will equal such stockholder’s tax basis in the shares of PHSB common stock being exchanged reduced by any amount allocable to a fractional share interest of ESB common stock for which cash is received. The holding period of ESB common stock received will include the holding period of the shares of PHSB common stock being exchanged.

A PHSB stockholder who receives both ESB common stock and cash consideration in exchange for all of his or her shares of PHSB common stock will generally recognize gain, but not loss, to the extent of the lesser of:

(1)	the excess, if any, of (a) the sum of the aggregate fair market value of the ESB common stock received (including any fractional share of ESB common stock deemed to be received and exchanged for cash) and the amount of cash received (excluding any cash received in lieu of a fractional share of ESB common stock) over (b) the stockholder’s aggregate tax basis for the shares of PHSB common stock exchanged; or

(2)	the amount of cash received by such stockholder.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange. Any such gain will be long-term capital gain if the shares of PHSB common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, in which case such gain will be treated as a dividend to the extent of such stockholder’s ratable share of the undistributed accumulated earnings and profits of PHSB. PHSB stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their PHSB common stock will be treated as a dividend.

Such stockholder’s aggregate tax basis in the ESB common stock received pursuant to the merger will equal such stockholder’s aggregate tax basis in the shares of PHSB common stock being exchanged, reduced by any amount allocable to a fractional share interest of ESB common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of gain, if any, recognized by such stockholder in the merger (including any portion of such gain that is treated as a dividend).

A PHSB stockholder who receives solely cash in exchange for all of such stockholder’s shares of PHSB common stock pursuant to the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of PHSB common stock, which gain or loss will be long-term capital gain or loss if such shares of PHSB common stock were held for more than one year. If, however, any such PHSB stockholder constructively owns shares of PHSB common stock (that are exchanged for shares of ESB common stock in the merger or owns shares of ESB common stock actually or constructively after the merger) the attribution to the stockholder of stock owned by a related party may prevent the transaction from qualifying for capital gain rates and will instead be treated as a dividend, which is taxed at ordinary income rates. Under the constructive ownership rules under the Internal Revenue Code, a stockholder may be treated as owning stock that is actually owned by another person or entity. PHSB stockholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of PHSB common stock will be treated as a dividend.

No fractional shares of ESB common stock will be issued in the merger. A PHSB stockholder who receives cash instead of a fractional share of ESB common stock will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by ESB. A PHSB stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the stockholder’s tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the PHSB common stock exchanged was held for more than one year.

If you are a non-corporate holder of PHSB common stock you may be subject to information reporting and backup withholding on any cash payments you receive. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provide you furnish the required information to the Internal Revenue Service.

If you receive ESB common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Selling the ESB Common Stock You Receive in the Merger

The shares of ESB common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act except for shares issued to any PHSB stockholder who may be deemed to be an “affiliate” of, or to control, PHSB, such as an executive officer or director of PHSB. These controlling persons may not sell their shares of ESB common stock acquired in connection with the merger except under an effective registration statement under the Securities Act covering such shares in compliance with an applicable exemption from the registration requirements of the Securities Act or pursuant to Rule 145 under the Securities Act. This document does not cover any resales of ESB common stock received in the merger by persons who may be deemed to be controlling persons of PHSB.

When Will the Merger be Completed

The merger will become effective at the time set forth in the articles of merger that will be filed with the Secretary of State of the Commonwealth of Pennsylvania. The articles of merger will be filed on the fifth business day following the satisfaction or waiver of certain conditions to the merger, unless another date is agreed to in writing by ESB and PHSB. See “- Conditions to the Merger” on page         . The closing of the transactions contemplated by the merger agreement is expected to take place as of the date of such filing. It is expected that a period of time will elapse between the ESB and PHSB special meetings and the completion of the merger while the parties seek to obtain the regulatory approvals required to complete the merger. There can be no assurance that such regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approvals. There can likewise be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, the result of the challenge. See “- Regulatory Approvals Needed to Complete the Merger” on page         . The merger agreement may be terminated by either party if, among other reasons, the merger has not been completed on or before July 31, 2005. See “- Termination of the Merger Agreement” on page         .

Stockholder Agreements

In conjunction with the merger agreement, ESB also entered into a stockholder agreement with each of the directors of PHSB and PHSB entered into a stockholder agreement with each of the directors of ESB. Pursuant to such stockholder agreements, the directors have agreed, among other things, not to sell, pledge, transfer or otherwise dispose of his or her shares of ESB common stock or PHSB common stock, as applicable, prior to the record date established in connection with the respective special meeting and to vote such shares of common stock in favor of the merger agreement, and against any plan or proposal pursuant to which PHSB is to be acquired by or merged with, or pursuant to which PHSB proposes to sell all or substantially all of its assets and liabilities to, any person, entity or group (other than ESB or any affiliate thereof).

INFORMATION ABOUT ESB

General

ESB Financial Corporation is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, ESB Bank. ESB is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of ESB, ESB Capital Trust II and ESB Statutory Trust III, Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services.

ESB Bank is a Pennsylvania chartered stock savings bank, which conducts business through 17 offices in Allegheny, Beaver, Butler and Lawrence Counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB Bank is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits. In addition, ESB Bank utilizes borrowed funds, primarily advances from the Federal Home Loan Bank, or FHLB, of Pittsburgh and repurchase agreements, to fund ESB’s investing activities. ESB invests in securities issued by the U.S. government and agencies and other investments permitted by federal law and regulations.

ESB is subject to examination and regulation by the OTS as a savings and loan holding company and, for purposes of regulation as a savings and loan holding company, ESB Bank is deemed to be a savings association. ESB Bank is subject to examination and comprehensive regulation by the FDIC and the Department. Additionally, ESB is subject to the various reporting and filing requirements of the SEC. Customer deposits with ESB Bank are insured to the maximum extent provided by law through the Savings Association Insurance Fund, or SAIF. ESB Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks comprising the FHLB system. ESB Bank is further subject to regulations of the Federal Reserve Board, which governs the reserves required to be maintained against deposits and certain other matters.

As of June 30, 2004, ESB had consolidated total assets of $1.4 billion and stockholders’ equity of $89.0 million.

The executive offices of ESB are located at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117 and its telephone number is (724) 758-5584.

Management and Additional Information

Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other matters relating to ESB is incorporated by reference or set forth in ESB’s annual report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q for the three months ended March 31, 2004 and June 30, 2004, which are incorporated herein by reference. Stockholders desiring copies of such documents may contact ESB at its address or telephone number indicated under “Where You Can Find More Information” beginning on page         .

INFORMATION ABOUT PHSB

General

PHSB Financial Corporation is a Pennsylvania corporation and bank holding company for Peoples Home Savings Bank, a Pennsylvania chartered stock savings bank. PHSB conducts no significant business of its own other than holding all the outstanding stock of Peoples Bank. PHSB principally operates its main office, nine branch offices and an administrative office located throughout Beaver and Lawrence Counties, Pennsylvania. PHSB is primarily engaged in the business of attracting deposits from the general public and offering traditional mortgage loan products, commercial loans and consumer loans, which primarily consist of automobile loans.

PHSB is subject to examination and regulation by the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956. Peoples Bank is subject to examination and comprehensive regulation by the FDIC and the Department. Additionally, PHSB is subject to the various reporting and filing requirements of the SEC. Customer deposits with Peoples Bank are insured to the maximum extent provided by law through the SAIF. Peoples Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks comprising the FHLB system.

At June 30, 2004, PHSB had consolidated assets of $323.0 million and consolidated stockholders’ equity of $45.4 million.

The executive offices of PHSB are located at 744 Shenago Road, Beaver Falls, Pennsylvania 15010, and its telephone number is (724) 846-7300.

Management and Additional Information

Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other matters relating to PHSB is set forth herein or is incorporated by reference from PHSB’s annual report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q for the three months ended March 31, 2004 and June 30, 2004, which are incorporated herein by reference. Stockholders desiring copies of such documents may contact PHSB at its address or telephone number indicated under “Where You Can Find More Information” beginning on page         . Copies of PHSB’s 2003 annual report to stockholders and quarterly report on Form 10-Q for the quarter ended June 30, 2004 accompany this document.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Consolidated Statement of Financial Condition of ESB and PHSB giving effect to the completion of the merger on June 30, 2004, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet. The following Unaudited Pro Forma Condensed Combined Statements of Income for the six months ended June 30, 2004 and the year ended December 31, 2003 combine the historical Statements of Income of ESB and PHSB giving effect to the merger as if the merger had become effective at the beginning of the period presented, using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet.

Although pro forma financial information is not a measurement of performance calculated in accordance with generally accepted accounting principles, ESB and PHSB believe that pro forma financial information is important because it gives effect to the merger as if the merger had become effective at the beginning of the period presented. The manner in which ESB and PHSB calculate pro forma financial information may differ from similarly titled measures reported by other companies.

The unaudited pro forma combined condensed consolidated financial statements included in this document are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger had been completed on the date or at the beginning of the period indicated or which may be obtained in the future. The Unaudited Pro Forma Combined Condensed Balance Sheet and accompanying Notes should be read in conjunction with the historical consolidated financial statements of ESB and PHSB included or incorporated by reference in this document. See “Unaudited Comparative Per Share and Selected Financial Data—Selected Historical Consolidated Financial Data of ESB” on page         , “Unaudited Comparative Per Share and Selected Financial Data—Selected Historical Consolidated Financial Data of PHSB” on page         , “Where You Can Find More Information” beginning on page          and “Cautionary Statement Regarding Forward-Looking Statements” on page         .

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost saving or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Pro Forma Condensed Combined Balance Sheet As of June 30, 2004
	ESB	PHSB	Pro Forma Adjustments			Pro Forma Combined
	(In Thousands)
Assets:
Cash on hand and in banks	$7,738	$6,092	—			$13,830
Interest-earning deposits	8,260	1,745	(3,422)	(A	)	6,583
Federal funds sold	2,883	—	—			2,883
Securities	905,134	171,309	(10,000)	(A	)	1,066,184
			(259)	(B	)
Loans receivable, net	331,286	131,503	400	(C	)	463,189
Federal Home Loan Bank stock	32,196	3,724	—			35,920
Goodwill	7,127	—	37,988	(D	)	46,479
			1,364	(H	)
Intangible assets	595	—	4,012	(D	)	4,607
Other assets	66,565	8,630	3,906	(E	)	79,101

Total assets	$1,361,784	$323,003	$33,989			$1,718,776

Liabilities:
Deposits	$585,618	$220,987	$1,756	(F	)	$808,361
Borrowed funds, including subordinated debt	674,047	54,130	1,671	(F	)	759,848
			30,000	(A	)(G)
Other liabilities	13,099	2,461	5,420	(D	)	22,344
			1,364	(H	)

Total liabilities	1,272,764	277,578	40,211			1,590,553

Stockholders’ Equity:
Common stock, par value	109	352	(320)	(I	)	141
Additional paid-in capital	60,605	32,878	6,293	(J	)	99,776
Retained earnings	37,724	24,251	(24,251)	(K	)	37,724
Unrealized gain (loss) on securities available for sale, net	(60)	(458)	458	(K	)	(60)
Treasury stock, at cost	(2,975)	(9,309)	9,309	(K	)	(2,975)
ESOP debt	(6,006)	(1,897)	1,897	(K	)	(6,006)
Unvested shares held by management recognition plan	(377)	(392)	392	(K	)	(377)

Total stockholders’ equity	89,020	45,425	(6,222)			128,223

Total liabilities and stockholders’ equity	$1,361,784	$323,003	$33,989			$1,718,776

The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on future pre-tax net income of ESB after the merger (in thousands).

	Discount accretion (premium amortization) for the year ended December 31,
	2004	2005	2006	2007	2008
	(Unaudited, Dollars in Thousands)
Loans	$(76)	$(82)	$(74)	$(55)	$(41)
Securities	43	56	51	36	24
Customer/deposit base	(729)	(657)	(584)	(511)	(438)
Time deposits	1,088	668	—	—	—
Borrowings	429	357	315	273	152

Increase in pre-tax net income	$755	$342	$(292)	$(257)	$(303)

On the effective date of the merger, the interest rates used in the valuation of Peoples Home Savings Bank’s assets and liabilities may be different than those at June 30, 2004. This may change the purchase accounting adjustments and their estimated effects on future pre-tax net income. The following table shows the estimated effects on the purchase accounting adjustments and the pro forma annual pre-tax net income of a 100 basis point and a 200 basis point increase in the interest rates used to determine the estimated fair value of the indicated assets and liabilities. The income effect has been determined by changing the relevant interest rate.

	Purchase Accounting Adjustments (Unaudited, Dollars in Thousands)
	Pro Forma	100 Basis Point Increase in rates	200 Basis Point Increase in rates
Assets:
Loans	$400	$(3,280)	$(6,941)
Securities	(259)	(1,813)	(3,398)
Customer/deposit base	4,012	6,377	8,301

Subtotal Assets	4,153	1,284	(2,038)
Liabilities:
Time deposits	1,756	34	(1,399)
Borrowings	1,671	581	(471)

Subtotal Liabilities	3,427	615	(1,870)

Total Adjustment	$726	$669	$(168)

	Impact on Pro Forma Pre-Tax Net Income for the year ended December 31,
	2004	2005	2006	2007	2008
	(Unaudited, Dollars in Thousands)
100 Basis Point Increase in Rates	$(313)	$(116)	$(74)	$(154)	$(269)
200 Basis Point Increase in Rates	(1,461)	(887)	(334)	(436)	(410)

ESB FINANCIAL CORPORATION

Notes to Pro Forma Condensed Combined Balance Sheet as of June 30, 2004

(Unaudited)

(A)	ESB intends to utilize $3,422,419 of interest-earning deposits in other institutions as a partial source of funds for the cash portion of the merger consideration. The total cash component of the acquisition price is calculated below:

Shares of PHSB common stock outstanding at June 30, 2004		2,903,353
	x	50%

		1,451,677
Cash payment per share	x	$27.00

Cash portion of the merger consideration		$39,195,266
Cash to be paid to holders of 290,526 options to purchase PHSB common stock		4,227,153

Total estimated cash payment		$43,422,419

The funds for the cash portion of the acquisition price were assumed to come from the following sources:

Redemption of cash from interest-earning deposits in other institutions	$3,422,419
Redemption of securities/dividend	10,000,000
Variable trust preferred debt	10,000,000
Fixed rate debt	20,000,000

$43,422,419

The remaining acquisition price will be in the form of ESB common stock as shown below:

Shares of PHSB common stock outstanding at June 30, 2004		2,903,353
	x	50%

		1,451,677
Assumed exchange ratio	x	2.192

Total shares of ESB common stock assumed to be issued		3,182,076

Fractional shares are not determinable at this point. Cash will be paid in lieu of fractional shares at an assumed rate of $12.32 per full share.

(B)	The adjustments to investment securities and mortgage backed securities reflect the write-down of PHSB’s respective portfolios to their estimated market value, using market quotations and other comparable information.

(C)	The adjustment to loans receivable, net reflects the write-up of PHSB’s portfolio to its estimated market value by discounting the portfolio using the estimated remaining lives of the various types of loans and estimated current interest rates.

(D)	This adjustment reflects the allocation of goodwill as a result of net mark to market adjustments. The calculation of this adjustment is shown below:

Total shares of ESB common stock assumed to be issued pursuant to Note A	3,182,076
Market price of ESB common stock used for exchange	$12.32

Market value of shares exchanged	$39,203,176
Total estimated cash payment by ESB pursuant to Note A	43,422,419
Plus transaction costs associated with acquisition	5,420,000
Less PHSB June 30, 2004 capital	(45,425,237)
Mark to market adjustments (1)	(620,000)
Less core deposit intangible associated with acquisition	(4,012,123)

$37,988,235

(1)	Represents the summation of notes B, C, E and F.

(E)	The $3,906,000 adjustment of other assets reflects the incurrence of the deferred tax asset pursuant to Notes A, B, C and F.

(F)	The adjustments to deposits and borrowed funds reflect the adjustments of such liabilities to their estimated market value by discounting such liabilities using the estimated remaining lives of the various types of deposits and advances and estimated current interest rates.

(G)	The $30,000,000 adjustment to borrowings reflects the incurrence of fixed and variable rate debt by ESB to partially finance the cash portion of the acquisition price. Under the terms of the debt commitment, the variable rate debt will be a trust preferred issuance with a rate equal to the three month LIBOR plus a spread. The fixed rate debt will have a seven year term, amortizing over a ten year period with a balloon payment due after seven years. The rate will reflect an average of the five year treasury plus a spread.

(H)	Reflects the incurrence of deferred tax liability on core deposit intangible related to the acquisition.

(I)	Represents the elimination of PHSB common stock and the issuance of 3,182,076 shares of ESB common stock at a par value of $.01 per share pursuant to Note A.

(J)	Represents the elimination of PHSB additional paid-in capital and the issuance of 3,182,076 shares of ESB common stock at the current market value of $12.32 per share on June 30, 2004 pursuant to Note D, less the par value per share pursuant to Note I.

(K)	Represents the elimination of PHSB retained earnings, unrealized loss on securities available for sale, treasury stock, ESOP debt and the shares held by the management recognition plan.

	Pro Forma Condensed Combined Income Statement For Six Months Ended June 30, 2004
	ESB	PHSB	Pro Forma Adjustments		Pro Forma Combined
	(In Thousands, except shares and per share data)
Interest income:
Loans receivable	$10,160	$4,709	$(41)	(A)	$14,828
Securities	19,645	3,474	27	(B)	23,193
	—	—	47	(C)	—
FHLB stock	185	—	—		185
Deposits with banks and federal funds sold	29	18	(210)	(D)	(199)
			(36)	(E)

Total interest income	30,019	8,201	(213)		38,007

Interest expense:
Deposits	5,369	2,445	(544)	(F)	7,270
Borrowed funds	11,959	1,442	(185)	(G)	13,933
			163	(H)
			554	(I)

Total interest expense	17,328	3,887	(12)		21,203

Net interest income	12,691	4,314	(201)		16,804
Provision for loan losses	240	210	—		450

Net interest income after provision for loan losses	12,451	4,104	(201)		16,354
Noninterest income	3,696	1,795	—		5,491
Noninterest expense	10,365	3,732	328	(J)	14,425

Income before income taxes	5,782	2,167	(529)		7,420
Provision for income taxes	982	611	(149)	(K)	1,444

Net income	$4,800	$1,556	$(380)		$5,976

Income per share (L):
Basic	$0.47	$0.58	—		$0.45
Diluted	$0.45	$0.55	—		$0.43
Weighted average shares outstanding	10,215,910	2,687,631	—		13,397,986
Weighted average shares and share equivalents outstanding	10,625,428	2,804,123	—		13,807,504

	Pro Forma Condensed Combined Income Statement For Year Ended December 31, 2003
	ESB	PHSB	Pro Forma Adjustments		Pro Forma Combined
	(In Thousands, except shares and per share data)
Interest income:
Loans receivable	$21,617	$10,836	$(76)	(A)	$32,377
Securities	40,103	6,701	43	(B)	46,931
			84	(C)
FHLB stock	669	—	—		669
Deposits with banks and federal funds sold	78	48	(466)	(D)	(413)
			(73)	(E)

Total interest income	62,467	17,585	(488)		79,564

Interest expense:
Deposits	13,075	5,794	(1,088)	(F)	17,781
Borrowed funds	27,777	2,949	(429)	(G)	31,656
			328	(H)
			1,031	(I)

Total interest expense	40,852	8,743	(158)		49,437

Net interest income	21,615	8,842	(330)		30,127
(Recovery of) provision for loan losses	(106)	620	—		514

Net interest income after (recovery of) provision for loan losses	21,721	8,222	(330)		29,613
Noninterest income	6,622	2,707	—		9,329
Noninterest expense	18,008	7,323	729	(J)	26,060

Income before income taxes	10,335	3,606	(1,059)		12,882
Provision for income taxes	1,811	883	(259)	(K)	2,435

Net income	$8,524	$2,723	$(800)		$10,447

Income per share (L):
Basic	$0.84	$1.01	—		$0.78
Diluted	$0.80	$0.98	—		$0.75
Weighted average shares outstanding	10,177,449	2,691,995	—		13,359,525
Weighted average shares and share equivalents outstanding	10,696,419	2,783,136	—		13,878,495

ESB FINANCIAL CORPORATION

Notes to Pro Forma Condensed Combined Income Statements

(Unaudited)

(A)	To record current period amortization of the adjustment to fair value of the loans receivable of Peoples Home Savings Bank on the level yield method over an estimated life of approximately nine years.

(B)	Represents the current period amortization of the Financial Accounting Standards Board (“FASB”) No. 115 adjustment to fair value of the held to maturity securities of Peoples Home Savings Bank on the level yield method over an estimated life of approximately 15 years.

(C)	Represents the current period accretion of the FASB No. 115 adjustment to fair value of the available for sale securities of Peoples Home Savings Bank on the level yield method over an estimated life of 14 years.

(D)	Represents loss of income on securities redeemed to fund a dividend from Peoples Home Savings Bank to PHSB at an average rate of 4.66% for 2003 and 4.20% for the six months ended June 30, 2004. An average balance of $10,000,000 was assumed to be outstanding for both periods.

(E)	Represents the loss of earnings on the $3,422,419 of cash and interest-earning deposits used to partially fund the cash portion of the acquisition price, at an average rate of 2.14% for 2003 and 2.11% for the six months ended June 30, 2004.

(F)	Represents the current period accretion of the adjustment to fair value of the savings deposits of Peoples Home Savings Bank on the level yield method over an estimated life of approximately three years.

(G)	Represents the current period accretion of the adjustment to fair value of the advances from the FHLB of Pittsburgh on the level yield method.

(H)	Represents the current period interest expense on the variable trust preferred debt to be incurred in connection with the merger, at an average rate of 3.28% for 2003 and 3.25% for the six months ended June 30, 2004. An average balance of $10,000,000 was assumed to be outstanding for both periods.

(I)	Represents the current period interest expense on the fixed rate debt to be incurred in connection with the merger, at an average rate of 5.16% for 2003 and 5.54% for the six months ended June 30, 2004. An average balance of $20,000,000 was assumed to be outstanding for both periods.

(J)	Represents the current period write-off of the amortization expense on intangible assets as recorded in the financial statements. The amortization expense for the period was calculated using sum of the years digits over a ten year period.

(K)	Represents the reduction in current period income tax expense with respect to the adjustments described in the above Notes.

(L)	Earnings per share are based upon the combined historical income of ESB and PHSB, including the effects of the pro forma purchase accounting adjustments. For purposes of calculating pro forma earnings per share, the 3,182,076 shares of ESB common stock to be issued to PHSB’s stockholders were assumed to be issued as of the beginning of each of the periods presented and does not reflect the benefits of expected cost savings or opportunities to earn additional revenue.

DESCRIPTION OF CAPITAL STOCK OF ESB

General

ESB is authorized to issue 30,000,000 shares of ESB common stock having a par value of $0.01 per share, and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of ESB common stock has the same relative rights as, and is identical in all aspects with, each other share of ESB common stock. Presented below is a description of all aspects of ESB’s capital stock which are deemed material to an investment decision with respect to the merger proposal.

Common Stock

Distributions. ESB can pay dividends if, as and when declared by its board, subject to compliance with limitations which are imposed by law. The holders of ESB common stock are entitled to receive and share equally in such dividends as may be declared by the board out of funds legally available therefor. If ESB issues preferred stock, the holders of the preferred stock may have a priority over the holders of ESB common stock with respect to dividends.

Voting Rights. The holders of ESB common stock possess exclusive voting rights in ESB. They elect ESB’s board and act on such other matters as are required to be presented to them under Pennsylvania law or ESB’s articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of ESB common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If ESB issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of ESB Bank, ESB, as holder of ESB Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of ESB Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to certain depositors of ESB Bank, all assets of ESB Bank available for distribution. In the event of liquidation, dissolution or winding up of ESB, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of ESB available for distribution. If preferred stock is issued, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of ESB common stock do not have preemptive rights with respect to any shares which may be issued. ESB common stock is not subject to redemption.

Preferred Stock

None of the shares of ESB’s authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of ESB common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF ESB AND PHSB

ESB and PHSB are both business corporations incorporated in Pennsylvania under the Pennsylvania Business Corporation Law. Prior to the merger, the rights of PHSB stockholders are governed by Pennsylvania corporate law and the articles of incorporation and bylaws of PHSB. Upon the completion of the merger, each PHSB stockholder who is allocated shares of ESB common stock will become a stockholder of ESB. Accordingly, after the merger, the rights of such stockholders will be governed by the articles of incorporation and bylaws of ESB, in addition to Pennsylvania corporate law. Because both ESB and PHSB are Pennsylvania corporations, the differences in the rights of PHSB and ESB stockholders generally will consist of differences found in their respective articles of incorporation and bylaws. The following is a comparison of those differences as well as certain important similarities. The summary, however, does not purport to be complete and is qualified in its entirety by reference to Pennsylvania law, which statutes change from time to time, and the respective articles of incorporation and bylaws of ESB and PHSB, which also may be changed.

Special Meetings of Stockholders

Under both ESB’s and PHSB’s articles of incorporation, special meetings of stockholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.

Amendment of Articles of Incorporation and Bylaws

Under Pennsylvania law, no amendment to a corporation’s articles of incorporation may be made unless it is first proposed by the board of directors, or, unless otherwise provided in the articles of incorporation, by petition of stockholders entitled to cast at least 10% of the votes that all stockholders are entitled to cast thereon.

ESB’s articles of incorporation provide that no amendment may be made unless it is first approved by the ESB board of directors and thereafter is approved by the holders of a majority of the shares of ESB common stock entitled to vote generally in an election of directors, voting together as a single class, with the exception of Article 7 (directors), Article 8 (preemptive rights), Article 9 (indemnification, etc. of officers, directors, employees and agents), Article 10 (meetings of stockholders and stockholder proposals), Article 11 (restrictions on offers and acquisitions of ESB’s equity securities) and Article 12 (amendment of articles and bylaws), which may not be amended without the affirmative vote of the holders of at least 75% of the shares of ESB common stock entitled to vote generally in an election of directors. PHSB’s articles of incorporation contain comparable amendment language except that the supermajority vote required is 80% of the shares of PHSB common stock entitled to vote generally in and election of directors rather than 75% and, in addition, require the affirmative vote of the holders of at least 80% of the shares of PHSB common stock entitled to vote generally in an election of directors with respect to any changes in the provisions of Article 9 (elimination of directors liability), Article 10 (indemnification of officers, directors, employees and agents), Article 11 (meetings of stockholders and stockholder proposals), Article 12 (certain limitations on voting rights), Articles 13 and 15 (stockholder approval of business combinations), Article 14 (evaluation of offers) and Article 16 (amendment of articles and bylaws).

ESB’s bylaws may be amended by a majority vote of the ESB board of directors or by the affirmative vote of the holders of a majority of the shares of ESB common stock entitled to vote generally in an election of directors, voting together as a single class, with the exception of Sections 2.3 (organization and conduct of stockholders’ meetings), 4.1 (number and powers of board of directors), 4.2 (change of number of board of directors), 4.3 (vacancies in board of directors) and 4.4 (removal of directors) of the bylaws and Articles VIII (personal liability of directors) and XII (amendments), which may not be amended without the affirmative vote of the holders of at least 75% of the shares of ESB common stock entitled to vote generally in an election of directors. PHSB’s articles of incorporation provide that PHSB’s bylaws may be amended by a majority vote of PHSB’s directors then in office or by the affirmative vote of the holders of 80% of the shares of PHSB common stock entitled to vote generally in an election of directors.

Cumulative Voting

The respective articles of incorporation of ESB and PHSB do not permit stockholders to cumulate their votes for the election of directors.

Stockholder Consent to Corporate Action

The articles of incorporation of ESB provide that any action permitted to be taken by its stockholders at a meeting may be taken by unanimous written consent of such stockholders. The articles of incorporation of PHSB specifically provide that the stockholders of PHSB do not have the power to take action without a meeting.

Stockholder Nominations and Proposals

ESB’s articles of incorporation provide that all nominations for election to the ESB board of directors, other than those made by the ESB board or a committee thereof, be made by a stockholder who has complied with the notice provisions in ESB’s articles of incorporation. Written notice of a stockholder nomination must be communicated to the attention of the Secretary of ESB and either delivered to, or mailed and received at, the principal executive offices of ESB not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of ESB. Each such notice shall set forth the information required by Article 7.F of ESB’s articles of incorporation.

ESB’s articles of incorporation also provide that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. For business to be properly brought before an annual meeting, such business must be (a) brought before the meeting by or at the direction of the ESB board of directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely notice thereof in writing to the Secretary of ESB. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive office of ESB not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Article 10.F of ESB’s articles of incorporation. The presiding officer of an annual meeting will determine and declare to the meeting whether the business was properly brought before the meeting in accordance with the provisions of the ESB articles of incorporation, and any such business not properly brought before the annual meeting will not be transacted.

PHSB’s articles of incorporation also provide for notice and information requirements for stockholder proposals and nominations for the election of directors. Nominations for the election of directors and stockholder proposals may be made by the PHSB board of directors or by any PHSB stockholder entitled to vote generally in the election of directors. In order for a PHSB stockholder to have any such proposal or nomination considered at an annual meeting, he or she must give written notice thereof, delivered or mailed and received at the principal office of PHSB not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. The stockholder’s written notice must contain the information required by PHSB’s articles of incorporation.

Dividends

Under Pennsylvania law, a corporation is prohibited from making a distribution to stockholders if, after giving effect thereto:

•	that corporation would be unable to pay its debts as they become due in the usual course of business; or

•	the total assets of that corporation would be less than the sum of its total liabilities plus the amount that would be needed, if that corporation were then dissolved, to satisfy the rights of stockholders having superior preferential rights upon dissolution to the stockholders receiving such distribution. For the purpose of valuing the assets of the corporation, the board of directors may base its determination on one or more of the following: the book value, or the current value, of the corporation’s assets and liabilities, unrealized appreciation and depreciation of the corporation’s assets and liabilities or any other method that is reasonable in the circumstances.

ESB’s and PHSB’s bylaws similarly provide that dividends may be declared by the board and paid out of its unreserved and unrestricted earned surplus or out of the unrestricted capital surplus, subject to Pennsylvania law.

Removal of Directors

Under ESB’s articles of incorporation, any director may be removed from office without cause by an affirmative vote of not less than 75% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders called expressly for such purpose and may be removed from office with cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by stockholders. In addition, under ESB’s articles of incorporation, vacancies in ESB’s board of directors, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled by ESB’s board, acting by a vote of a majority of the directors then in office, even if less than a quorum, and any director so chosen shall serve for the remainder of the term of the class of directors in which the vacancy occurred and until his successor is elected and qualified. PHSB’s articles of incorporation provide that a director may be removed from office only for cause by an affirmative vote of not less than a majority of the total votes eligible to be cast by stockholders.

Indemnification and Limitations of Liability of Directors and Officers

ESB’s articles of incorporation and bylaws provide that a director of ESB will not be personally liable for monetary damages for actions taken, or any failure to take any action, as a director except to the extent that by law a director’s liability for monetary damages may not be limited. This provision, which is permitted under the Pennsylvania Directors’ Liability Act, does not limit the personal liability of the directors of ESB for monetary damages for breaches of the standard of care imposed on directors as fiduciaries which constitute self-dealing, willful misconduct or recklessness. In addition, this provision does not limit the liability of directors arising under any criminal statute or for the payment of any federal, state or local taxes. This provision applies to actions taken by a director only in that capacity; it does not apply to actions taken in any other capacity, including that of an officer. ESB’s articles of incorporation and bylaws also provide that any amendment or repeal of this provision will not adversely affect any right of a director of ESB with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ESB’s articles of incorporation provide that ESB shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, employee or agent of ESB. Indemnification will be furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. In particular, indemnification will be made against judgments and settlements in derivative suits. Indemnification will be made unless a judgment or other final adjudication establishes that the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. The indemnification provisions also permit ESB to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by ESB’s board of directors, provided that the indemnified person undertakes to repay ESB if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in ESB’s articles of incorporation are not exclusive of any other rights which may be available under ESB’s bylaws, any insurance or other agreement, by vote of stockholders or disinterested directors or otherwise. In addition, ESB’s articles of incorporation authorize ESB to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ESB, whether or not ESB would have the power to provide indemnification to such person. By action of the ESB board, ESB may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers and directors, for securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in ESB’s articles of incorporation and bylaws regarding indemnification.

PHSB’s articles of incorporation also contain similar director indemnification and liability provisions.

Provisions Affecting Business Combinations and Control Share Acquisitions

Pennsylvania law contains certain anti-takeover sections that apply to Pennsylvania corporations relating to (i) control share acquisitions, (ii) the disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested stockholders and (iv) the ability of stockholders to put their stock following a control transaction. Pennsylvania law allows Pennsylvania corporations to opt-out of these anti-takeover sections and ESB has elected to do so with respect to “control share acquisitions,” while PHSB has not opted out of any of the “anti-takeover” sections.

Under Pennsylvania law, unless a corporation has opted out of certain statutory provisions, shares of a corporation whose shares are registered under the Securities Exchange Act of 1934 acquired in a “control share acquisition” do not have voting rights unless restored by a resolution approved by a vote of the disinterested stockholders. Under Pennsylvania law a “control share acquisition” means an acquisition by any person of voting power of a corporation that would, when added to all other voting power of such person, entitle such person to cast for the first time, the amount of voting power in any of the following ranges:

•	at least 20% but less than 33 1/3%;

•	at least 33 1/3% but less than 50%; or

•	more than 50%.

PHSB’s articles of incorporation also require the approval of the holders of at least 80% of the outstanding shares of PHSB voting stock to approve certain business combinations involving an interested stockholder except in cases where the proposed transaction has been approved in advance by two-thirds of those members of PHSB’s board of directors who are unaffiliated with the interested stockholder and were directors prior to the time when the interested stockholder became an interested stockholder. The term “interested stockholder” is defined to include any individual, corporation, partnership or other entity (other than PHSB or its subsidiary) which owns beneficially or controls, directly or indirectly, 20% or more of the outstanding shares of PHSB voting stock or an affiliate of such person or entity. This provision of PHSB articles of incorporation applies to any “business combination,” which is defined to include:

•	any merger, consolidation, share exchange or division of PHSB with or into any interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, or other disposition of 10% or more of the assets of PHSB or combined assets of PHSB and its subsidiaries to an interested stockholder;

•	the issuance or transfer of shares of PHSB or any subsidiary with a market value of 5% or more of the aggregate market value of all of PHSB’s outstanding shares;

•	the adoption of a plan of liquidation by PHSB due to any agreement or understanding with an interested stockholder;

•	a reclassification of any securities of PHSB or any of its subsidiaries or recapitalization of PHSB or other transaction which increases the interested stockholder’s proportionate ownership of PHSB; or

•	any loan, guarantee, advance or other financial assistance by PHSB to the interested stockholder.

Preemptive Rights

Neither ESB’s nor PHSB’s articles of incorporation provides for preemptive rights for its stockholders.

ADJOURNMENT OF THE SPECIAL MEETINGS

(Proposal Two)

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the ESB special meeting or PHSB special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by each of ESB and PHSB at the time of their special meeting to be voted for an adjournment, if necessary, ESB and PHSB have submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of each of ESB and PHSB recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn either special meeting, no notice of the adjourned meeting is required to be given to stockholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERSHIP OF ESB COMMON STOCK

The following table sets forth information as to the ESB common stock beneficially owned as of September 30, 2004, by (i) the only persons or entities, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who or which was known to ESB to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) each director of ESB, (iii) certain executive officers named in the summary compensation table of ESB’s last annual proxy statement, and (iv) all directors and executive officers of ESB as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership as of September 30, 2004(1)		Percent of ESB Common Stock
ESB Financial Corporation Employee Stock Ownership Plan Trust 600 Lawrence Avenue Ellwood City, Pennsylvania 16117	1,669,573	(2)	15.6%
Directors:
Charles Delman	60,894	(3)	*
Lloyd L. Kildoo	273,714	(4)	2.6
Mario J. Manna	73,094	(5)	*
William B. Salsgiver	358,381	(6)	3.3
Herbert S. Skuba	161,889	(7)	1.5
Charlotte A. Zuschlag	451,746	(8)	4.2
Named executive officers:
Thomas F. Angotti	117,460	(9)	1.1
Charles P. Evanoski	114,047	(10)	1.1
Robert C. Hilliard	144,673	(11)	1.3
Frank D. Martz	184,308	(12)	1.7
Todd F. Palkovich	99,890	(13)	*
Directors and executive officers of ESB as a group (13 persons)	2,055,852	(14)	18.3

*	Amounts to less than 1.0% of the issued and outstanding ESB common stock.

(1)	Pursuant to rules promulgated by the SEC under the Exchange Act, a person or entity is considered to beneficially own shares of common stock if the person or entity has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a person has sole voting power and sole investment power with respect to the indicated shares. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of ESB common stock which may be acquired within 60 days of the indicated date pursuant to the exercise of outstanding stock options. Shares of ESB common stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of common stock owned by any other person or group.

(2)	The ESB Financial Corporation Employee Stock Ownership Plan Trust was established pursuant to the ESB Financial Corporation Employee Stock Ownership Plan (“ESB ESOP”), by an agreement between ESB and Messrs. Salsgiver, Kildoo, Skuba and Manna who act as trustees of the ESB ESOP. As of September 30, 2004, 593,938 shares held in the Trust were unallocated, and 1,075,635 shares held in the Trust had been allocated to the accounts of participating employees. Under the terms of the ESB ESOP, the trustees will generally vote all allocated shares held in the ESB ESOP in accordance with the instructions of the participating employees, and allocated shares for which employees do not give instructions will generally be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESB ESOP will be voted by the ESOP trustees in accordance with their fiduciary duties as trustees.

(3)	Includes 27,405 shares owned by Mr. Delman’s wife, 1,629 shares held in Mr. Delman’s IRA and 31,860 shares which may be acquired by Mr. Delman upon the exercise of stock options exercisable within 60 days of September 30, 2004.

(4)	Includes 54,789 shares held by Mr. Kildoo’s wife, 125,426 shares owned jointly with Mr. Kildoo’s wife, with whom voting and dispositive power is shared and 15,100 shares which may be acquired by Mr. Kildoo upon the exercise of stock options exercisable within 60 days of September 30, 2004.

(5)	Includes 16,225 shares held by Mr. Manna’s wife, 7,180 shares held in Mr. Manna’s IRA, 4,898 shares held in Mr. Manna’s wife’s IRA and 22,548 shares which may be acquired by Mr. Manna upon the exercise of stock options exercisable within 60 days of September 30, 2004.

(6)	Includes 219,316 shares owned jointly with Mr. Salsgiver’s wife, with whom voting and dispositive power is shared, 13,881 shares owned jointly by Mr. Salsgiver’s wife and mother-in-law, 15,721 shares which may be acquired by Mr. Salsgiver upon the exercise of stock options exercisable within 60 days of September 30, 2004 and 30,323 shares held in trust for which he is trustee.

(7)	Includes 38,176 shares held by Mr. Skuba’s wife, 56,088 shares owned jointly with Mr. Skuba’s wife, with whom voting and dispositive power is shared, 7,566 shares held in Mr. Skuba’s IRA and 21,782 shares which may be acquired by Mr. Skuba upon the exercise of stock options exercisable within 60 days of September 30, 2004. Does not include 105,930 shares owned by the Ellwood City Hospital, of which Mr. Skuba serves as president and chief executive officer and as to which beneficial ownership is disclaimed.

(8)	Includes 2,413 shares held in trust for Ms. Zuschlag’s niece and four nephews, for which she is custodian, 443 shares held in trust for Ms. Zuschlag’s two godsons, for which she is custodian, 7,470 shares held in Ms. Zuschlag’s IRA, 158,182 shares which may be acquired by Ms. Zuschlag upon the exercise of stock options exercisable within 60 days of September 30, 2004, 51,997 shares held by the ESB ESOP for the account of Ms. Zuschlag, 8,108 shares held in a management recognition plan, or MRP, which may be voted by Ms. Zuschlag pending vesting and distribution, and 2,954 shares held by ESB’s profit sharing plan account for Ms. Zuschlag. Does not include 25,139 shares held by a trust established by ESB to fund certain benefits to be paid to Ms. Zuschlag pursuant to an excess benefit plan. Ms. Zuschlag does not possess voting or investment power with respect to such shares.

(9)	Includes 1,620 shares owned jointly with Mr. Angotti’s wife, with whom voting and dispositive power is shared, 4,756 shares held by Mr. Angotti’s wife, 76,796 shares which may be acquired by Mr. Angotti upon the exercise of stock options exercisable within 60 days of September 30, 2004, 15,325 shares held by the ESB ESOP for the account of Mr. Angotti, 2,326 shares held in a MRP which may be voted by Mr. Angotti pending vesting and distribution, and 7,873 shares held by the profit sharing plan account for Mr. Angotti.

(10)	Includes 55,978 shares which may be acquired by Mr. Evanoski upon the exercise of stock options exercisable within 60 days of September 30, 2004, 25,323 shares held by the ESB ESOP for the account of Mr. Evanoski, 2,326 shares held in a MRP which may be voted by Mr. Evanoski pending vesting and distribution, and 2,235 shares held by the profit sharing plan account for Mr. Evanoski.

(11)	Includes 14,588 shares held by Mr. Hilliard’s wife, 2,701 shares held in trust for Mr. Hilliard’s son for which Mr. Hilliard’s wife is custodian, 55,978 shares which may be acquired by Mr. Hilliard upon the exercise of stock options exercisable within 60 days of September 30, 2004, 51,384 shares held by the ESB ESOP for the account of Mr. Hilliard, 2,326 shares held in a MRP which may be voted by Mr. Hilliard pending vesting and distribution, and 1,980 shares held by the profit sharing plan account for Mr. Hilliard. Does not include 5,404 shares held by Mr. Hilliard’s mother-in-law for which Mr. Hilliard has power-of-attorney and as to which beneficial ownership is disclaimed.

(12)	Includes 91,011 shares owned jointly with Mr. Martz’s wife, with whom voting and dispositive power is shared, 42,197 shares which may be acquired by Mr. Martz upon the exercise of stock options exercisable within 60 days of September 30, 2004, 6,211 shares which may be acquired by Mr. Martz’s wife upon the exercise of stock options exercisable within 60 days of September 30, 2004, 29,679 shares held by the ESOP for the account of Mr. Martz, 9,969 shares held by the ESB ESOP for the account of Mr. Martz’s wife, 2,326 shares held in a MRP which may be voted by Mr. Martz pending vesting and distribution, 25 shares held in a MRP which may be voted by Mr. Martz’s wife pending vesting and distribution, 2,235 shares held by the profit sharing plan account for Mr. Martz and 655 shares held by the profit sharing plan account for Mr. Martz’s wife.

(13)	Includes 4,933 shares held in Mr. Palkovich’s IRA, 16,295 shares held jointly with Mr. Palkovich’s wife, 35,275 shares which may be acquired by Mr. Palkovich upon the exercise of stock options exercisable within 60 days of September 30, 2004, 28,868 shares held by the ESB ESOP for the account of Mr. Palkovich, 2,326 shares held in a MRP which may be voted by Mr. Palkovich pending vesting and distribution, and 2,235 shares held by the profit sharing plan account for Mr. Palkovich.

(14)	Includes 542,612 shares which may be acquired by all directors and officers of ESB as a group upon the exercise of stock options exercisable within 60 days of September 30, 2004. Also includes 221,010, 20,949 and 20,638 shares which are held by the ESB ESOP, the profit sharing plan and the MRP, respectively, which have been allocated to the accounts of participating officers and, consequently, will be voted at the special meeting by direction of such participating officers. Does not include 25,139 shares held by a trust established by ESB to fund certain benefits to be paid to the president and chief executive officer.

CERTAIN BENEFICIAL OWNERSHIP OF PHSB COMMON STOCK

The following table sets forth information as to the PHSB common stock beneficially owned as of September 30, 2004, by (i) the only persons or entities, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who or which was known to PHSB to be the beneficial owner of more than 5% of the issued and outstanding common stock, (ii) each director of PHSB, (iii) a certain executive officer named in the summary compensation table of PHSB’s last annual proxy statement, and (iv) all directors and executive officers of PHSB as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership as of September 30, 2004(1)		Percent of PHSB Common Stock
Peoples Home Savings Bank Employee Stock Ownership Plan 744 Shenango Road Beaver Falls, Pennsylvania 16117	296,793	(2)	10.2%
Directors:
Douglas K. Brooks	45,831	(3)(4)	1.5
Emlyn Charles	35,874	(3)(4)	1.2
Joseph Belas	40,684	(3)(4)	1.4
Howard B. Lenox	54,427	(3)(4)	1.9
James P. Wetzel, Jr.	135,732	(4)	4.6
John C. Kelly	80,774	(3)(4)(5)	2.8
John M. Rowse	16,580	(3)(4)(5)	*
Named executive officer:
Richard E. Canonge	69,996	(4)	2.4
Directors and executive officers of PHSB as a group (11 persons)	559,847	(6)	18.1

*	Amounts to less than 1.0% of the issued and outstanding PHSB common stock.

(1)	Pursuant to rules promulgated by the SEC under the Exchange Act, a person or entity is considered to beneficially own shares of common stock if the person or entity has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a person has sole voting power and sole investment power with respect to the indicated shares. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of PHSB common stock which may be acquired within 60 days of the indicated date pursuant to the exercise of outstanding stock options. Shares of PHSB common stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of common stock owned by any other person or group.

(2)

The Peoples Home Savings Bank Employee Stock Ownership Plan (the “PHSB ESOP”) purchased such shares for the exclusive benefit of plan participants with funds borrowed from PHSB. These shares are held in a suspense account and will be allocated among ESOP participants annually on the basis of compensation as the ESOP debt is repaid. Peoples Bank’s board of directors has appointed a committee consisting of directors John C. Kelly and John M. Rowse to serve as the ESOP administrative committee and to serve as the ESOP trustees. The ESOP committee or the board instructs the ESOP trustees regarding investment of ESOP plan assets. The ESOP trustees must vote all shares allocated to participants accounts under the PHSB ESOP as directed by participants. Unallocated shares and shares for which no timely voting director is received, will be voted by the ESOP trustee as directed by the board or the ESOP committee. As of September 30, 2004, 106,034 shares have been allocated under the PHSB ESOP to participant accounts.

(3)	Excludes 33,440 unvested shares previously awarded but subject to forfeiture held by PHSB’s 1998 restricted stock plan and 2002 restricted stock plan over which such directors, as trustees to restricted stock plans, exercise shared voting and investment power. Such individuals serving as trustees disclaim beneficial ownership with respect to such shares.

(4)	For Messrs. Belas, Brooks, Canonge, Kelly, Lenox and Wetzel, includes 4,733, 8,367, 43,687, 2,367, 4,733 and 63,926 shares of PHSB common stock, respectively, that may be acquired through the exercise of stock options within 60 days of September 30, 2004. For all other individuals the share amounts include 12,689 shares of PHSB common stock that may be acquired through the exercise of stock options within 60 days of September 30, 2004

(5)	Excludes 296,793 shares held by the PHSB ESOP over which such directors, as trustees to the PHSB ESOP exercise shared voting and investment power. Such individuals serving as trustees disclaim beneficial ownership with respect to such shares.

(6)	Includes 207,184 shares of PHSB common stock that may be acquired through the exercise of stock options within 60 days of September 30, 2004.

LEGAL MATTERS

The validity of the shares of ESB common stock which will be issued in the merger will be passed upon for ESB by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. In addition, Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., will opine upon the tax consequences of the merger.

EXPERTS

The consolidated financial statements of ESB Financial Corporation incorporated by reference in ESB Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PHSB as of December 31, 2003 and 2002, and for the three years ended December 31 2003, incorporated by reference in PHSB’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by S. R. Snodgrass, A.C., independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROPOSALS FOR THE 2005 ANNUAL MEETING OF ESB

Any proposal which a stockholder of ESB wishes to have included in the proxy solicitation materials to be used in connection with the next annual meeting of stockholders of ESB expected to be held in April 2005, must be received at the principal executive offices of ESB, 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, Attention: Secretary, no later than November 19, 2004. If such proposal is in compliance with all of the requirements of Rule 14a-8 promulgated under the Exchange Act, it will be included in ESB’s proxy statement and set forth on the form of proxy issued for the next annual meeting of stockholders. It is urged that any such proposals be sent by certified mail, return receipt requested.

Stockholder proposals which are not submitted for inclusion in ESB’s proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to Article 10.F of ESB’s articles of incorporation, which provides that to be properly brought before an annual meeting, business must be (a) properly brought before the meeting by or at the direction of the board of directors or (b) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of ESB. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of ESB, or not later than February 20, 2005 in connection with the next annual meeting of stockholders of ESB. A stockholder’s notice must set forth, as to each matter the stockholder proposes to bring before an annual meeting, (a) a brief description of the business desired to be brought before the annual meeting and (b) certain other information set forth in the articles of incorporation.

PROPOSALS FOR THE 2005 ANNUAL MEETING OF PHSB

In order to be considered for inclusion in PHSB proxy statement for the next annual meeting of stockholders which is scheduled to be held in April 2005 if the merger is not consummated by then, all stockholder proposals must be submitted to the PHSB’s Secretary at PHSB’s executive office, 744 Shenango Road, Beaver Falls, Pennsylvania 15010, on or before November 22, 2004. Under PHSB’s articles of incorporation, in order to be considered for possible action by stockholders at the 2005 annual meeting of stockholders, stockholder nominations for director and stockholder proposals not included in PHSB’s proxy statement must be submitted to the Secretary of PHSB, at the address set forth above, no later than February 21, 2005.

PHSB currently does not anticipate holding an annual meeting of stockholders in 2005 in view of the proposed merger.

OTHER MATTERS

As of the date of this document, the boards of directors of ESB and PHSB do not know of any matter that will be presented for consideration at the special meetings other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

Each of ESB and PHSB files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by ESB and PHSB at the Commission’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission’s public reference rooms. ESB’s and PHSB’s Commission filings are also available to the public from document retrieval services and at the Commission’s Internet website (http://www.sec.gov).

ESB has filed with the Commission a registration statement on Form S-4 under the Securities Act and the rules and regulations thereunder. This document is a part of that registration statement. As permitted by the Commission’s rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

The Commission allows ESB and PHSB to “incorporate by reference” into this document, which means that ESB and PHSB can disclose important information to you by referring you to another document filed separately with the Commission and, in the case of PHSB, some of which accompany this document. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Each of ESB and PHSB incorporates by reference the respective documents filed by it with the Commission listed below and, in the case of ESB only, any future filings made by it with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the special meetings.

ESB SEC Filings (File No. 000-19345)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Reports on Form 10-Q	Three months ended March 31, 2004 and June 30, 2004
Current Reports on Form 8-K

Filed on February 5, 2004, March 17, 2004, April 20, 2004, June 16, 2004, July 20, 2004, August 13, 2004 and September 22, 2004 (in each case other than those portions furnished under Item 9 or Item 12 of Form 8-K)

PHSB SEC Filings (File No. 000-33419)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Reports on Form 10-Q	Three Months ended March 31, 2004 and June 30, 2004
Current Reports on Form 8-K	Filed on January 9, 2004, January 21, 2004, April 12, 2004, July 14, 2004 and August 13, 2004 (in each case other than those portions furnished under Item 9 or Item 12 of Form 8-K).

Accompanying this joint proxy statement/prospectus are PHSB’s 2003 annual report to stockholders and quarterly report on Form 10-Q for the quarter ended June 30, 2004.

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning the appropriate company at the following addresses:

ESB Financial Corporation 600 Lawrence Avenue Ellwood City, Pennsylvania 16117 Attention: Frank D. Martz (724) 758-5584	PHSB Financial Corporation 744 Shenago Road Beaver Falls, Pennsylvania 15010 Attention: John M. Rowse (724) 846-7300

To obtain timely delivery, you should request desired information no later than five business days prior to the date of the special meetings, or by                          , 2004.

You should rely only on the information contained or incorporated by reference in this document. Neither ESB nor PHSB has authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither ESB nor PHSB is making an offer to sell or soliciting an offer to buy any securities other than the ESB common stock to be issued by ESB in the merger, and neither ESB nor PHSB is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION, dated as of August 12, 2004 (“Agreement”), between ESB Financial Corporation (“ESB”), a Pennsylvania corporation headquartered in Ellwood City, Pennsylvania, and PHSB Financial Corporation (“PHSB”), a Pennsylvania corporation headquartered in Beaver Falls, Pennsylvania.

WITNESSETH:

WHEREAS, the Boards of Directors of ESB and PHSB have determined that it is in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided for herein, including the merger of PHSB with and into ESB subject to the terms and conditions set forth herein; and

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby; and

WHEREAS, as a material inducement to ESB to enter into this Agreement, and simultaneously with the execution of this Agreement, each director of PHSB is entering into an agreement, in the form of Exhibit A hereto, pursuant to which such persons have agreed, among other things, to vote their shares of PHSB Common Stock (as defined herein) in favor of this Agreement and, as a material inducement to PHSB to enter into this Agreement, and simultaneously with the execution of this Agreement, each director of ESB is entering into an agreement, in the form of Exhibit B hereto, pursuant to which such persons have agreed, among other things, to vote their shares of ESB Common Stock (as defined herein) in favor of this Agreement (collectively, the “Stockholder Agreements”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.01. The Merger. Subject to the terms and conditions of this Agreement and the Agreement of Merger, dated as of the date hereof, between ESB and PHSB, a copy of which is attached hereto as Exhibit C, at the Effective Time (as defined in Section 1.02 hereof), PHSB shall be merged with and into ESB in accordance with Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law (“PBCL”) (the “Merger”), with ESB as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”). Each share of common stock, par value $.10 per share, of PHSB (“PHSB Common Stock”) outstanding immediately prior to the Effective Time (other than shares held other than in a fiduciary capacity by PHSB (including treasury shares) or ESB or any of their respective wholly-owned subsidiaries) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive shares of common stock, par value $.01 per share, of ESB

(“ESB Common Stock”) or $27.00 in cash (“Merger Consideration”), as provided in Section 1.03 hereof and subject to the terms, conditions, limitations and procedures set forth in this Agreement and the Agreement of Merger.

1.02. Effective Time. The Merger shall become effective on the date and at the time that Articles of Merger are filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, unless a later date and time is specified as the effective time in such Articles of Merger (“Effective Time”). A closing (the “Closing”) shall take place immediately prior to the Effective Time at 10:00 a.m., on the fifth business day following the receipt of all necessary regulatory or governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Article V of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), at the offices of ESB, 600 Lawrence Avenue, Ellwood City, Pennsylvania, or at such other place, at such other time, or on such other date as the parties may mutually agree upon. At the Closing, there shall be delivered to ESB and PHSB the opinions, certificates and other documents required to be delivered under Article V hereof.

1.03 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of PHSB Common Stock:

(a) Each share of ESB Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(b) All shares of PHSB Common Stock owned by PHSB (including treasury shares) or ESB or any of their respective wholly-owned subsidiaries, in each case other than in a fiduciary capacity, shall be canceled and retired and shall not represent capital stock of the Surviving Corporation and shall not be exchanged for shares of ESB Common Stock, cash or other consideration.

(c) (1) Subject to Sections 1.04 and 1.05, each share of PHSB Common Stock issued and outstanding at the Effective Time (other than shares to be canceled in accordance with Section 1.03(b)) shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof:

(i) the number of shares of ESB Common Stock which is equal to the quotient (the “Exchange Ratio”) determined by dividing (x) $27.00 by (y) the Average Share Price of the ESB Common Stock (the “Per Share Stock Consideration”), or

(ii) a cash amount equal to $27.00 per share of PHSB Common Stock (the “Per Share Cash Consideration”).

(2) For purposes of this Agreement:

(i) the “Aggregate Cash Consideration” shall amount to the product of the number of shares of PHSB Common Stock (other than PHSB Common Stock owned by PHSB (including treasury shares) or ESB other than in a fiduciary capacity) outstanding at the Effective Time multiplied by .50 multiplied by $27.00; and

(ii) the “Average Share Price” of the ESB Common Stock shall mean the average of the closing sales price of a share of ESB Common Stock, as reported on the Nasdaq Stock Market’s National Market (as reported by an authoritative source), for the 20 trading-day period ending with the close of business on the business day which is three days preceding the Effective Time; provided, however, that if a Triggering Event (as defined in Section 1.03(c)(2)(iii)) has occurred, then the Average Share Price of the ESB Common Stock shall mean the average of the closing sales price of a share of ESB Common Stock, as reported on the Nasdaq Stock Market’s National Market (as reported by an authoritative source), for the 20 trading-day period ending with the close of business on the fifth business day prior to the date of this Agreement. The closing sales prices during the 20-day trading period shall be subject to appropriate adjustments in the event that, during such 20-day trading period, the outstanding shares of ESB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in ESB’s capitalization.

(iii) “Triggering Event” shall mean any one or more of the following events:

(a) ESB shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person to effect any merger in which the shareholders of ESB immediately prior to such merger would not own more than 50% of the outstanding capital stock of the surviving corporation after such merger, or the sale by ESB of more than 25% of its consolidated assets or liabilities not in the ordinary course of business (an “ESB Acquisition Transaction”); or

(b) Any person shall have become the beneficial owner of more than 25% of the issued and outstanding shares of ESB Common Stock or if ESB shall have publicly announced its recommendation in support of, or non-objection to, another party acquiring more than 25% of the issued and outstanding shares of ESB Common Stock.

1.04 Election and Exchange Procedures

(a) The parties shall designate an exchange agent to act as agent (the “Exchange Agent”) for purposes of conducting the election procedure and the exchange procedure as described in Sections 1.04 and 1.05. No later than five (5) business days following the Effective Time, ESB shall cause the Exchange Agent to mail or make available to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of PHSB Common Stock (i) a notice and letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the certificates theretofore representing shares of PHSB Common Stock shall pass only upon proper delivery of such certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of PHSB Common Stock in exchange for the consideration set forth in Section 1.03(c) hereof deliverable in respect thereof pursuant to this Agreement and (ii) an election form in such form as ESB and PHSB shall mutually agree (“Election Form”). Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) (i) to elect to receive ESB Common Stock with respect to the designated number of such holder’s PHSB Common Stock as hereinabove provided (the “Stock Election Shares”), (ii) to elect to receive cash with respect to the designated number of such holder’s PHSB Common Stock as hereinabove provided (the “Cash Election Shares”), or (iii) to indicate that such holder makes no such election with respect to such holder’s shares of PHSB Common Stock (the “No-Election Shares”). Nominee record holders who hold PHSB Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. Any shares of PHSB Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No-Election Shares.

(b) The term “Election Deadline” shall mean 5:00 p.m., Eastern Time, on the 20th business day following but not including the date of mailing of the Election Form or such other date as ESB and PHSB shall mutually agree upon.

(c) Any election to receive ESB Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by certificates representing all shares of PHSB Common Stock covered thereby, subject to the provisions of subsection (h) below of this Section 1.04. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. The certificate or certificates representing PHSB Common Stock relating to any revoked Election Form shall be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

(d) Within ten business days after the Election Deadline, the Exchange Agent shall effect the allocation among holders of PHSB Common Stock of rights to receive ESB Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(1) all Cash Election Shares shall be converted into the right to receive cash,

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares,

(3) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive cash, and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive ESB Common Stock.

(ii) If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1) all Stock Election Shares and all No-Election Shares shall be converted into the right to receive ESB Common Stock,

(2) the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive ESB Common Stock, and

(3) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all No-Election Shares and all Stock Election Shares will be converted into the right to receive ESB Common Stock.

(e) In the event that the Exchange Agent is required pursuant to Section 1.04(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 1.04(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) At the Effective Time, ESB shall deliver to the Exchange Agent the number of shares of ESB Common Stock issuable and the amount of cash payable in the Merger (which shall be held by the Exchange Agent in trust for the holders of PHSB Common Stock and invested only in deposit accounts of an FDIC-insured institution, direct obligations of the U.S. Government or obligations issued or guaranteed by an agency thereof which carry the full faith and credit of the United States). No later than ten business days after the Election Deadline, the Exchange Agent shall distribute ESB Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of ESB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

(g) After the completion of the foregoing allocation, each holder of an outstanding certificate or certificates which prior thereto represented shares of PHSB Common Stock who surrenders such certificate or certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of ESB Common Stock and/or the amount of cash into which the aggregate number of shares of PHSB Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of PHSB Common Stock have been converted into ESB Common Stock, any other distribution theretofore paid with respect to ESB Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding certificate which prior to the Effective Time represented PHSB Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of ESB Common Stock or the right to receive the amount of cash into which such PHSB Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of PHSB of certificates representing shares of PHSB Common Stock and if such certificates are presented to PHSB for transfer, they shall be cancelled against delivery of certificates for ESB Common Stock or cash as hereinabove provided. No dividends which have been declared will be remitted to any person entitled to receive shares of ESB Common Stock under this Section 1.04 until such person surrenders the certificate or certificates representing PHSB Common Stock, at which time such dividends shall be remitted to such person, without interest.

(h) ESB shall not be obligated to deliver cash and/or a certificate or certificates representing shares of ESB Common Stock to which a holder of PHSB Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of PHSB Common Stock for exchange as provided in this Section 1.04, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by ESB. If any certificates evidencing shares of ESB Common Stock are to be issued in a name other than that in which the certificate evidencing PHSB Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of ESB Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(i) Any portion of the shares of ESB Common Stock and cash delivered to the Exchange Agent by ESB pursuant to Section 1.04(f) that remains unclaimed by the stockholders of PHSB for six months after the Effective Time (as well as any proceeds from any investment thereof), at the request of ESB, shall be delivered by the Exchange Agent to ESB. After delivery to ESB, any stockholders of PHSB who have not theretofore complied with Section 1.04(g) shall thereafter look only to ESB for the consideration deliverable in respect of each share of PHSB Common Stock such stockholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding certificates for shares of PHSB Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of ESB Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of ESB (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. ESB and the Exchange Agent shall be entitled to rely upon the stock transfer books of PHSB to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate, ESB and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

1.05 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of ESB Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of ESB Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Average Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

1.06 Stock Options and Restricted Stock Awards. Each option to purchase PHSB Common Stock (a “PHSB Stock Option”) that has been issued pursuant to PHSB’s 1998 Stock Option Plan or PHSB’s 2002 Stock Option Plan (together, the “PHSB Option Plans”) that is outstanding and exercisable at the Effective Time shall be canceled and converted into the right to receive by the option holder, cash in an amount equal to the difference between the Per Share Cash Consideration and the per share exercise price of such PHSB Stock Option for each share of PHSB Common Stock subject to such PHSB Stock Option (the “Option Consideration”). The payment of the Option Consideration, subject to withholding taxes if any, to such holder of PHSB Stock Options shall be subject to the execution by such holder of such instruments of cancellation and release as PHSB and ESB may reasonably require. Plan shares which have been awarded under PHSB’s 1998 Restricted Stock Plan and PHSB’s 2002 Restricted Stock Plan (together, the “PHSB Restricted Stock Plans”) as of the date of this Agreement and which remain outstanding immediately prior to the Effective Time shall become fully earned as of the Effective Time, and the holders of such PHSB Restricted Stock Plan shares shall be entitled to receive, in lieu of distribution of PHSB Common Stock payment, subject to any applicable tax withholding, from PHSB or Peoples Home Savings Bank of the Per Share Cash Consideration for each share of PHSB Common Stock represented by each PHSB Restricted Stock Plan award in exchange for a release executed by such holder of a PHSB Restricted Stock Plan award.

1.07 Withholding Rights. ESB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of PHSB Common Stock such amounts as ESB is required under the Internal Revenue Code of 1986, as amended (“Code”), or any provision of state, local or foreign tax law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of PHSB Common Stock in respect of which such deduction and withholding was made by ESB.

1.08 Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of PHSB acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, PHSB and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of PHSB or otherwise to take any and all such action.

1.09 Modification of Structure. Notwithstanding any provision to this Agreement to the contrary, ESB, with the prior written consent of PHSB, which consent shall not be unreasonably withheld, may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no adverse federal income tax consequences to the stockholders of PHSB as a result of the modification, (ii) the consideration to be paid to the holders of PHSB Common Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any conditions of the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PHSB

References to “PHSB Disclosure Schedules” shall mean all of the disclosure schedules required by this Article II, which have been delivered by PHSB to ESB. PHSB hereby represents and warrants to ESB as follows as of the date hereof:

2.01. Corporate Organization.

(a) PHSB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. PHSB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect (as defined below). PHSB is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). PHSB Disclosure Schedule 2.01(a) sets forth true and complete copies of the Articles of Incorporation or other governing instrument and Bylaws of PHSB and the PHSB Subsidiaries as in effect on the date hereof.

For purposes of this Agreement, the term “Material Adverse Effect”, when applied to a party, shall mean any event, change or occurrence which, together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operation, financial performance of such party and their respective subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement in a timely fashion; provided, however, that a “Material Adverse Effect” shall not be deemed to include the impact of (a) actions or omissions of a party taken with the prior written consent of the other in contemplation of the transactions contemplated by this Agreement, (b) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (c) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank or thrift holding companies generally, (d) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, or (e) the Merger and related expenses associated with the transactions contemplated by this Agreement.

(b) The only direct or indirect subsidiaries of PHSB are Peoples Home Savings Bank and Homeco Service Corporation (together, the “PHSB Subsidiaries”). Each of the PHSB Subsidiaries (i) is duly organized and validly existing or in good standing under the laws of its respective jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Each of PHSB and Peoples Homes Savings Bank has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with their appropriate bank regulatory agencies. Other than the PHSB Subsidiaries, PHSB does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

2.02. Capitalization. The authorized capital stock of PHSB consists of 80,000,000 shares of PHSB Common Stock, of which 2,903,353 are issued and outstanding (including 33,440 Plan Shares under PHSB’s Restricted Stock Plans, all of which have been allocated under the plans) and 616,358 shares are held in treasury as of the date hereof, and 20,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of PHSB, and all issued and outstanding shares of capital stock of each of the PHSB Subsidiaries, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the PHSB Subsidiaries are owned by PHSB free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options to purchase 290,527 shares of PHSB Common Stock which have been granted pursuant to PHSB’s Stock Option Plans, and which are outstanding, none of PHSB or any of the PHSB Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of PHSB or any of the PHSB Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

2.03. Authority; No Violation.

(a) Subject to the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby by the stockholders of PHSB, PHSB has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of PHSB. Except for the approval by PHSB’s stockholders of this Agreement and the Agreement of Merger, no other corporate proceedings on the part of PHSB are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by PHSB and constitute valid and binding obligations of PHSB, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

(b) None of the execution and delivery of this Agreement and the Agreement of Merger by PHSB, nor the consummation by PHSB of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by PHSB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of PHSB or any of the PHSB Subsidiaries, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PHSB or any of the PHSB Subsidiaries or any of their respective properties or assets, or (iii) except as disclosed in PHSB Disclosure Schedule 2.03(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of PHSB or any of the PHSB Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PHSB or any of the PHSB Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect. Except as set forth in PHSB Disclosure Schedule 2.03(b) and for consents and approvals of or filings or registrations with or notices to the Securities and Exchange Commission (“Commission”), the Secretary of State of the Commonwealth of Pennsylvania, the Pennsylvania Department of Banking (the “Department”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of Thrift Supervision (the “OTS”), if required, and the stockholders of PHSB, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency, or non-governmental third party are required on behalf of PHSB in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by PHSB and (b) the consummation by PHSB of the Merger and the other transactions contemplated hereby and by the Agreement of Merger.

2.04. Financial Statements.

(a) PHSB has previously delivered to ESB copies of the consolidated balance sheets of PHSB as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001, in each case accompanied by the audit reports of S.R. Snodgrass, A.C., independent public accountants, as well as the unaudited consolidated balance sheet of PHSB as of March 31, 2004 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2004 and 2003. The consolidated balance sheets of PHSB referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of PHSB to be delivered by PHSB pursuant to Section 4.05 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of PHSB as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders’ equity and cash flows of PHSB for the respective periods or as of the respective dates set forth therein (it being understood that PHSB’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of PHSB, necessary for a fair presentation of such financial statements).

(b) Each of the financial statements referred to in this Section 2.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of PHSB and the PHSB Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

(c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 2.04(a) or the notes thereto or liabilities incurred since March 31, 2004 in the ordinary course of business and consistent with past practice, none of PHSB or any of the PHSB Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of PHSB and the PHSB Subsidiaries taken as a whole.

2.05. Absence of Certain Changes or Events.

(a) Except as set forth in PHSB Disclosure Schedule 2.05(a), there has not been any material adverse change in the business, results of operations, assets or financial condition of PHSB and the PHSB Subsidiaries taken as a whole since March 31, 2004, other than: (i) any such effect attributable to or resulting from any change in banking or similar laws, rules or regulations of general applicability to banks, savings banks or their holding companies or interpretations thereof by courts or governmental authorities; (ii) changes in generally accepted accounting principles that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated hereby; (iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior informed written consent of the other party; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates. To the best knowledge of PHSB, no fact or condition exists which PHSB believes will cause such a material adverse change in the future.

(b) Neither PHSB nor any of the PHSB Subsidiaries has taken or permitted any of the actions set forth in Section 4.02 hereof between March 31, 2004 and the date hereof.

2.06. Legal Proceedings. Neither PHSB nor any of the PHSB Subsidiaries is a party to any, and there are no pending or, to the best knowledge of PHSB, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against PHSB or any of the PHSB Subsidiaries, except such proceedings, claims, actions or governmental investigations which in the good faith judgment of PHSB are not reasonably expected to have a Material Adverse Effect. Neither PHSB nor any of the PHSB Subsidiaries is a party to any order, judgment or decree which has had or is reasonably expected to have a Material Adverse Effect.

2.07. Taxes and Tax Returns.

(a) Each of PHSB and the PHSB Subsidiaries has duly filed (and until the Effective Time will so timely file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined), and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to ESB) and (ii) have not finally been determined. PHSB and each of the PHSB Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves or accruals that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed, accrued or applicable. Except as set forth in PHSB

Disclosure Schedule 2.07(a), (i) the federal income tax returns of PHSB and each of the PHSB Subsidiaries have been examined by the Internal Revenue Service (“IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Pennsylvania income tax returns of PHSB and each of the PHSB Subsidiaries have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon PHSB or any of the PHSB Subsidiaries, nor has PHSB or any of the PHSB Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b) Except as set forth in PHSB Disclosure Schedule 2.07(b), none of PHSB or any of the PHSB Subsidiaries (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes or (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by PHSB or the PHSB Subsidiaries (nor does PHSB have any knowledge that the IRS has proposed any such adjustment or change of accounting method).

(c) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon PHSB or any of its Affiliates.

2.08. Employee Benefit Plans.

(a) Each employee benefit plan or arrangement of PHSB or any of the PHSB Subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in PHSB Disclosure Schedule 2.08(a) (“PHSB Plans”). PHSB has previously furnished to ESB true and complete copies of each of the PHSB Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified PHSB Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified PHSB Plans.

(b) Each of the PHSB Plans has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

(c) Neither PHSB nor any of the PHSB Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as such term is defined in ERISA).

(d) Except as set forth in PHSB Disclosure Schedule 2.08(d), the present value of all accrued liabilities under each of the PHSB Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such PHSB Plan, exceed the fair market value of the assets of such PHSB Plans allocable to such accrued liabilities, based upon the actuarial and accounting assumptions currently utilized for such PHSB Plans (as of the latest valuation date).

(e) Neither PHSB nor any of the PHSB Subsidiaries, nor, to the best knowledge of PHSB, any trustee, fiduciary or administrator of a PHSB Plan or any trust created thereunder, has engaged in a “prohibited transaction,” as such term is defined in Section 4975 of the Code, which could subject PHSB or any of the PHSB Subsidiaries, or, to the best knowledge of PHSB, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by Section 4975.

(f) No PHSB Plan or any trust created thereunder has been terminated, nor have there been any “reportable events” with respect to any PHSB Plan subject to Title IV of ERISA, as that term is defined in Section 4043(b) of ERISA.

(g) No PHSB Plan or any trust created thereunder has incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA.

(h) Each of the PHSB Plans which is intended to be a qualified plan under Section 401(a) of the Code received a favorable determination letter issued by the IRS to the effect that such plan is qualified under Section 401(k) of the Code, and PHSB is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

2.09. Securities Documents and Regulatory Reports.

(a) PHSB has previously delivered or made available to ESB a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the Securities Act of 1933, as amended (“1933 Act”), or the Securities Exchange Act of 1934, as amended (“1934 Act”), or mailed by PHSB to its stockholders as a class since January 1, 2001, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

(b) PHSB and each of the PHSB Subsidiaries has duly filed with the Federal Reserve Board, the Department and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and PHSB has delivered or made available to ESB accurate and complete copies of such reports. PHSB Disclosure Schedule 2.09(b) lists all examinations of PHSB or of the PHSB Subsidiaries conducted by the applicable bank regulatory authorities since January 1, 2001 and the dates of any responses thereto submitted by PHSB. In connection with the most recent examinations of PHSB or the PHSB Subsidiaries by the applicable bank regulatory authorities, neither PHSB nor any of the PHSB Subsidiaries was required to correct or change any action, procedure or proceeding which PHSB or such PHSB Subsidiaries believes has not been now corrected or changed as required.

2.10. PHSB Information. None of the information relating to PHSB and the PHSB Subsidiaries to be provided by PHSB or the PHSB Subsidiaries for use in (i) the Registration Statement on Form S-4 to be filed by ESB in connection with the issuance of shares of ESB Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) (“Form S-4”), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the joint proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of ESB and PHSB in connection with the solicitation of their approval of this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby (“Proxy Statement/Prospectus”), as of the date(s) such Proxy Statement/Prospectus is mailed to stockholders of ESB and PHSB and up to and including the date(s) of the meetings of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

2.11. Compliance with Applicable Law.

(a) PHSB and each of the PHSB Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could reasonably be expected to have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of PHSB and the PHSB Subsidiaries, no suspension or cancellation of any of the same is threatened.

(b) Neither PHSB nor any of the PHSB Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a Material Adverse Effect; and neither PHSB nor any of the PHSB Subsidiaries has received any notice or communication from any federal, state or local governmental authority asserting that PHSB or any PHSB Subsidiary is in violation of any of the foregoing which could reasonably be expected to have a Material Adverse Effect. Neither PHSB nor any PHSB Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings associations issued by governmental authorities), and none of them has received any written communication requesting that they enter into any of the foregoing.

2.12. Deposit Insurance and Other Regulatory Matters.

(a) The deposit accounts of Peoples Home Savings Bank are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (“FDIA”), and Peoples Home Savings Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

(b) Peoples Home Savings Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Pittsburgh and owns the requisite amount of stock in the FHLB of Pittsburgh.

(c) As of the date hereof, neither PHSB nor Peoples Home Savings Bank is aware of any reasons relating to PHSB or Peoples Home Savings Bank why all consents and approvals shall not be received from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for consummation of the transactions contemplated hereby. Furthermore, Peoples Home Savings Bank’s most recent Community Reinvestment Act rating is not less than satisfactory.

2.13. Certain Contracts.

(a) Except as disclosed in PHSB Disclosure Schedule 2.13(a), neither PHSB nor any of the PHSB Subsidiaries is a party to, is bound or affected by, receives, or is obligated to pay benefits under, (i) any agreement, arrangement or commitment, including without limitation, any agreement, indenture or other instrument relating to the borrowing of money by PHSB or any of the PHSB Subsidiaries or the guarantee by PHSB or any of the PHSB Subsidiaries of any obligation, (ii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer of PHSB or any of the PHSB Subsidiaries, (iii) any contract, agreement or understanding with a labor union, (iv) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of PHSB or any of the PHSB Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events), (v) any agreement, arrangement or understanding to which PHSB or any of the PHSB Subsidiaries is a party or by which any of the same is bound which limits the freedom of PHSB or any of the PHSB Subsidiaries to compete in any line of business or with any person, (vi) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the Federal Reserve Board, the Department, the FDIC or any other regulatory agency, (vii) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to PHSB’s annual, quarterly or current reports under the 1934 Act and which has not been so filed, or (viii) any other agreement, arrangement or understanding to which PHSB or any of the PHSB Subsidiaries is a party and which is material to the business, results of operations, assets or financial condition of PHSB and the PHSB Subsidiaries taken as a whole (excluding loan agreements or agreements relating to deposit accounts), in each of the foregoing cases whether written or oral.

(b) Neither PHSB nor any of the PHSB Subsidiaries is in default or in non-compliance, which default or non-compliance would have a Material Adverse Effect, under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, which default or non-compliance would have a Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

2.14. Properties and Insurance.

(a) All real and personal property owned by PHSB or any of the PHSB Subsidiaries or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of PHSB and the PHSB Subsidiaries in the ordinary course of business consistent with their past practices. PHSB and the PHSB Subsidiaries have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in PHSB’s consolidated balance sheet as of March 31, 2004, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 2004), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, results of operations, assets or financial condition of PHSB and the PHSB Subsidiaries taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. PHSB and the PHSB Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by PHSB and the PHSB Subsidiaries and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right in a manner that would have a Material Adverse Effect. PHSB Disclosure Schedule 2.14(a) sets forth an accurate listing of each lease pursuant to which PHSB or any of the PHSB Subsidiaries acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same.

(b) The business operations and all insurable properties and assets of PHSB and the PHSB Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of PHSB, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of PHSB adequate for the business engaged in by PHSB and the PHSB Subsidiaries. As of the date hereof, neither PHSB nor any of the PHSB Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

2.15. Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. ‘9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ‘6901, et seq; the Clean Air Act, as amended, 42 U.S.C. ‘7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ‘1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. ‘9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. ‘11001, et seq; the Safe Drinking Water Act, 42 U.S.C. ‘300f, et seq; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include without limitation petroleum (including crude oil or any fraction thereof), asbestos, radioactive material, and polychlorinated biphenyls.

“Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by PHSB or any of the PHSB Subsidiaries or those properties which serve as collateral for loans owned by PHSB or any of the PHSB Subsidiaries.

(a) To the best knowledge of PHSB and the PHSB Subsidiaries, neither PHSB nor any of the PHSB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a Material Adverse Effect.

(b) To the best knowledge of PHSB and the PHSB Subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by PHSB or any of the PHSB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a Material Adverse Effect.

(c) To the best knowledge of PHSB and the PHSB Subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by PHSB or any of the PHSB Subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a Material Adverse Effect.

2.16. Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on PHSB’s consolidated balance sheets included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of PHSB’s management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated balance sheets included in the consolidated financial statements referred to in Section 2.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

2.17. Minute Books. Since January 1, 2001, the minute books, including any attachments thereto, of PHSB and the PHSB Subsidiaries contain complete and accurate records in all material respects of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

2.18. Affiliate Transactions.

(a) All “covered transactions” between Peoples Home Savings Bank and an “affiliated person” or “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the regulations of the Federal Reserve Board thereunder.

(b) PHSB Disclosure Schedule 2.18(b) sets forth the name and number of shares of PHSB Common Stock owned as of the date hereof beneficially or of record by any persons PHSB considers to be affiliates of PHSB (“PHSB Affiliates”) as that term is defined for purposes of Rule 145 under the 1933 Act.

2.19. Broker Fees. Except as set forth in PHSB Disclosure Schedule 2.19, none of PHSB, the PHSB Subsidiaries or any of the respective directors or officers of such companies has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

2.20. Opinion of Financial Advisor. PHSB has received the opinion of Sandler O’Neill & Partners, L.P., dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be paid to the stockholders of PHSB in the Merger is fair from a financial point of view to such holders of PHSB Common Stock.

2.21. Disclosures. No representation or warranty contained in Article II of this Agreement, and no statement contained in the PHSB Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ESB

References to “ESB Disclosure Schedules” shall mean all of the disclosure schedules required by this Article III, which have been delivered by ESB to PHSB. ESB hereby represents and warrants to PHSB as follows as of the date hereof:

3.01. Corporate Organization.

(a) ESB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. ESB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect (as defined in Section 2.01). ESB is registered as a thrift holding company under the HOLA. ESB Disclosure Schedule 3.01(a) sets forth true and complete copies of the Articles of Incorporation or other governing instrument and Bylaws of ESB and the ESB Subsidiaries as in effect on the date hereof.

(b) The only direct or indirect subsidiaries of ESB are ESB Bank, AMSCO, Inc., ESB Financial Services, Inc., PennFirst Financial Services, Inc., THF, Inc., ESB Capital Trust II, ESB Statutory Trust III, ESB Bank Building Associates, a limited partnership, McCormick Farms, LLC, Madison Woods, a limited partnership, The Links at Deer Run, LLC, and Brandwine Village, LLC (together the “ESB Subsidiaries”). Each of the ESB Subsidiaries (i) is duly organized and validly existing or in good standing under the laws of its respective jurisdiction of incorporation, (ii) has the corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Each of ESB and ESB Bank has satisfied in all material respects all commitments, financial or otherwise, as may have been agreed upon with their appropriate thrift regulatory agencies. Other than the ESB Subsidiaries, ESB does not own or control, directly or indirectly, greater than a 5% equity interest in any corporation, company, association, partnership, joint venture or other entity.

3.02. Capitalization. The authorized capital stock of ESB consists of 30,000,000 shares of ESB Common Stock, of which 10,707,221 are issued and outstanding and 223,077 shares which are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of capital stock of ESB, and all issued and outstanding shares of capital stock of each of the ESB Subsidiaries, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the ESB Subsidiaries are owned by ESB free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, and, except for options to purchase 901,350 shares of ESB Common Stock which have been granted or assumed pursuant to ESB’s 2001 Stock Option Plan, the PennFirst Bancorp, Inc. 1997 Stock Option Plan, the PennFirst Bancorp, Inc. 1992 Stock Incentive Plan, the Ellwood Federal Savings Bank 1990 Stock Option Plan, the Troy Hill Bancorp, Inc. 1994 Stock Option Plan and the SHS Bancorp, Inc. 1998 Stock Option Plan (or options granted by ESB pursuant thereto after the date hereof) none of ESB or any of the ESB Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of ESB or any of the ESB Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock.

3.03. Authority; No Violation.

(a) Subject to approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby by the Stockholders of ESB, ESB has full corporate power and authority to execute and deliver this Agreement and the Agreement of Merger and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of ESB. Except for the approval of ESB’s stockholders of this Agreement and the Agreement of Merger, no other corporate proceedings on the part of ESB are necessary to consummate the transactions so contemplated. This Agreement and the Agreement of Merger have been duly and validly executed and delivered by ESB and constitute valid and binding obligations of ESB, enforceable against it in accordance with and subject to their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and except that the availability of equitable remedies (including, without limitation, specific performance) is within the discretion of the appropriate court.

(b) None of the execution and delivery of this Agreement and the Agreement of Merger by ESB, nor the consummation by ESB of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, or compliance by ESB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or other governing instrument or Bylaws of ESB or any of the ESB Subsidiaries, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to ESB or any of the ESB Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of ESB or any of the ESB Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which ESB or any of the ESB Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect. Except for consents and approvals of or filings or registrations with or notices to the Commission, the Secretary of State of the Commonwealth of Pennsylvania, the Department, the FDIC, the Federal Reserve Board, the OTS, if required, and the stockholders of ESB, no consents or approvals of or filings or registrations with or notices to any federal, state, municipal or other governmental or regulatory commission, board, agency or non-governmental third party are required on behalf of ESB in connection with (a) the execution and delivery of this Agreement and the Agreement of Merger by ESB and (b) the consummation by ESB of the transactions contemplated hereby and by the Agreement of Merger.

3.04. Financial Statements.

(a) ESB has previously delivered to PHSB copies of the consolidated statements of financial condition of ESB as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001 in each case accompanied by the audit reports of Ernst & Young LLP, independent public accountants, as well as the unaudited consolidated statement of financial condition of ESB as of March 31, 2004 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three months ended March 31, 2004 and 2003. The consolidated statements of financial condition of ESB referred to herein (including the related notes, where applicable), as well as the consolidated financial statements contained in the reports of ESB to be delivered by ESB pursuant to Section 4.04 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of ESB as of the respective dates set forth therein, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows (including the related notes, where applicable) fairly present or will fairly present, as the case may be, the results of the consolidated operations, changes in stockholders’ equity and cash flows of ESB for the respective periods or as of the respective dates set forth therein (it being understood that ESB’s interim financial statements are not audited and are not prepared with related notes but reflect all adjustments which are, in the opinion of ESB, necessary for a fair presentation of such financial statements).

(b) Each of the financial statements referred to in this Section 3.04 (including the related notes, where applicable) has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved. The books and records of ESB and the ESB Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements and reflect only actual transactions.

(c) Except to the extent reflected, disclosed or reserved against in the consolidated financial statements referred to in the first sentence of Section 3.04(a) or the notes thereto or liabilities incurred since March 31, 2004 in the ordinary course of business and consistent with past practice, none of ESB or any of the ESB Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole.

3.05. Absence of Certain Changes or Events.

(a) There has not been any material adverse change in the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole since March 31, 2004, other than: (i) any such effect attributable to or resulting from any change in banking or similar laws, rules or regulations of general applicability to banks, savings banks or their holding companies or interpretations thereof by courts or governmental authorities; (ii) changes in generally accepted accounting principles that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated hereby; (iv) actions or omissions of a party (or any of its subsidiaries) taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; or (v) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates. To the best knowledge of ESB, no fact or condition exists which ESB believes will cause such a material adverse change in the future.

(b) ESB has not taken or permitted any of the actions set forth in Section 4.04 hereof between March 31, 2004 and the date hereof.

3.06. Legal Proceedings. None of ESB or any of the ESB Subsidiaries is a party to any, and there are no pending or, to the best knowledge of ESB, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against ESB or any of the ESB Subsidiaries, except such proceedings, claims, actions or governmental investigations which in the good faith judgment of ESB are not reasonably expected to have a Material Adverse Effect. None of ESB or any of the ESB Subsidiaries is a party to any order, judgment or decree which has had or is reasonably expected to have a Material Adverse Effect.

3.07. Taxes and Tax Returns.

(a) Each of ESB and the ESB Subsidiaries has duly filed (and until the Effective Time will so timely file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes, and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and disclosed in writing to PHSB) and (ii) have not finally been determined. ESB and each of the ESB Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves or accruals that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed. Except as set forth in ESB Disclosure Schedule 3.07(a), (i) the federal income tax returns of ESB and each of the ESB Subsidiaries have been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Pennsylvania income tax returns of ESB and each of the ESB Subsidiaries have been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon ESB or any of the ESB Subsidiaries, nor has ESB or any of the ESB Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b) Except as set forth in ESB Disclosure Schedule 3.07(b), none of ESB or any of the ESB Subsidiaries (i) has requested any extension of time within which to file any Return which Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes or (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by ESB or the ESB Subsidiaries (nor does ESB have any knowledge that the IRS has proposed any such adjustment or change of accounting method).

3.08. Employee Benefit Plans.

(a) Each employee benefit plan or arrangement of ESB or any of the ESB Subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of the ERISA, is listed in ESB Disclosure Schedule 3.08(a) (“ESB Plans”). ESB has previously furnished or made available to PHSB true and complete copies of each of the ESB Plans together with (i) the most recent actuarial and financial reports prepared with respect to any qualified ESB Plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified ESB Plans.

(b) Each of the ESB Plans has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

(c) Neither ESB nor any of the ESB Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as such term is defined in ERISA).

(d) The present value of all accrued liabilities under each of the ESB Plans subject to Title IV of ERISA did not, as of the latest valuation date of each such ESB Plan, exceed the fair market value of the assets of such ESB Plans allocable to such accrued benefits, based upon the actuarial and accounting assumptions utilized for such ESB Plans (as of the latest valuation date).

(e) Neither ESB nor any of the ESB Subsidiaries, nor, to the best knowledge of ESB, any trustee, fiduciary or administrator of an ESB Plan or any trust created thereunder, has engaged in a “prohibited transaction,” as such term is defined in Section 4975 of the Code, which could subject ESB or any of the ESB Subsidiaries, or, to the best knowledge of ESB, any trustee, fiduciary or administrator thereof, to the tax or penalty on prohibited transactions imposed by Section 4975.

(f) No ESB Plan or any trust created thereunder has been terminated, nor have there been any “reportable events” with respect to any ESB Plan subject to Title IV of ERISA, as that term is defined in Section 4043(b) of ERISA.

(g) No ESB Plan or any trust created thereunder has incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA.

(h) Each of the ESB Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter issued by the IRS to the effect that such plan is qualified under Section 401(k) of the Code, and ESB is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

3.09. Securities Documents and Regulatory Reports.

(a) ESB has previously delivered or made available to PHSB a complete copy of each final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication (other than general advertising materials) filed pursuant to the 1933 Act or the 1934 Act or mailed by ESB to its stockholders as a class since January 1, 2001, and each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, as of its date, complied in all material respects with all applicable statutes, rules and regulations and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

(b) ESB and each of the ESB Subsidiaries has duly filed with the OTS, the Department and the FDIC in correct form the monthly, quarterly and annual reports required to be filed under applicable laws and regulations, and ESB has delivered or made available to PHSB accurate and complete copies of such reports. ESB Disclosure Schedule 3.09(b) lists all examinations of ESB or of the ESB Subsidiaries conducted by the applicable bank or thrift regulatory authorities since January 1, 2001 and the dates of any responses thereto submitted by ESB. In connection with the most recent examinations of ESB or the ESB Subsidiaries by the applicable bank or thrift regulatory authorities, neither ESB nor any ESB Subsidiary was required to correct or change any action, procedure or proceeding which ESB or such ESB Subsidiary believes has not been now corrected or changed as required.

3.10. ESB Information. None of the information relating to ESB and the ESB Subsidiaries to be contained in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus, as of the date(s) such Proxy Statement/Prospectus is mailed to stockholders of ESB and PHSB and up to and including the date(s) of the meetings of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.11. Compliance with Applicable Law.

(a) ESB and each of the ESB Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of ESB and the ESB Subsidiaries, no suspension or cancellation of any of the same is threatened.

(b) Neither ESB nor any of the ESB Subsidiaries is in violation of its respective Articles of Incorporation or other governing instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body

(including, without limitation, all banking, securities, municipal securities, safety, health, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could have a Material Adverse Effect; and neither ESB nor any of the ESB Subsidiaries has received any notice or communication from any federal, state or local governmental authority asserting that ESB or any ESB Subsidiary is in violation of any of the foregoing which could have a Material Adverse Effect. Neither ESB nor any ESB Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all savings associations issued by governmental authorities), and none of them has received any written communication requesting that they enter into any of the foregoing.

3.12. Deposit Insurance and Other Regulatory Matters.

(a) The deposit accounts of ESB Bank are insured by the Savings Association Insurance Fund administered by the FDIC to the maximum extent permitted by the FDIA, and ESB Bank has paid all premiums and assessments required by the FDIA and the regulations thereunder.

(b) ESB Bank is a member in good standing of the FHLB of Pittsburgh and owns the requisite amount of stock in the FHLB of Pittsburgh.

(c) ESB Bank is a “qualified thrift lender,” as such term is defined in the HOLA and the regulations thereunder.

(d) As of the date hereof, neither ESB nor ESB Bank is aware of any reasons relating to ESB or ESB Bank why all consents and approvals shall not be received from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for consummation of the transactions contemplated hereby. Furthermore, ESB Bank’s most recent Community Reinvestment Act rating is not less than satisfactory.

3.13. Properties and Insurance.

(a) All real and personal property owned by ESB or any of the ESB Subsidiaries or presently used by any of them in their respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of ESB and the ESB Subsidiaries in the ordinary course of business consistent with their past practices. ESB and the ESB Subsidiaries have good and, as to owned real property, marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in ESB’s consolidated statement of financial condition as of March 31, 2004, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since March 31, 2004), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated statement of financial condition or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated statement of financial condition, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets or financial condition of ESB and the ESB Subsidiaries taken as a whole, and (iv) with respect to owned real property, title imperfections noted in title reports prior to the date hereof. ESB and the ESB Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by ESB and the ESB Subsidiaries and the consummation of the transactions contemplated hereby and by the Agreement of Merger will not affect any such right.

(b) The business operations and all insurable properties and assets of ESB and the ESB Subsidiaries are insured for their benefit against all risks which, in the reasonable judgment of the management of ESB, should be insured against, in each case under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are in the opinion of the management of ESB adequate for the business engaged in by ESB and the ESB Subsidiaries. As of the date hereof, neither ESB nor either of the ESB Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

3.14. Environmental Matters.

(a) To the best knowledge of ESB and the ESB Subsidiaries, neither ESB nor any of the ESB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not singly or in the aggregate have a Material Adverse Effect.

(b) To the best knowledge of ESB and the ESB Subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by ESB or any of the ESB Subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate would not have a Material Adverse Effect.

(c) To the best knowledge of ESB and the ESB Subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by ESB or any of the ESB Subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which would not have or result in a Material Adverse Effect.

3.15. Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on ESB’s consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, in the opinion of ESB’s management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated statements of financial condition included in the consolidated financial statements referred to in Section 3.04 hereof is, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by generally accepted accounting principles.

3.16. Minute Books. Since January 1, 2001, the minute books, including any attachments thereto, of ESB and the ESB Subsidiaries contain complete and accurate records in all material respects of all meetings and other corporate action held or taken by their respective Boards of Directors (including committees of their respective Boards of Directors) and stockholders.

3.17. Broker Fees. Except as set forth in ESB Disclosure Schedule 3.17, neither ESB nor any of its directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

3.18 Certain Information. None of the information relating to ESB or ESB Bank to be provided by ESB or the ESB Subsidiaries for use in the Proxy Statement/Prospectus as of the date(s) such Proxy Statement/Prospectus is mailed to stockholders of ESB and PHSB and up to and including the date(s) of the meetings of the stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.19. Disclosures. No representation or warranty contained in Article III of this Agreement, and no statement contained in the ESB Disclosure Schedules, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading.

ARTICLE IV

COVENANTS OF THE PARTIES

4.01. Conduct of the Business of PHSB. During the period from the date hereof to the Effective Time, PHSB shall, and shall cause Peoples Home Savings Bank to, conduct its businesses and engage in transactions permitted hereunder or only in the ordinary course and consistent with past practice, except with the prior written consent of ESB, which consent shall not be unreasonably withheld. PHSB shall use its best efforts to (i) preserve its business organization and that of Peoples Home Savings Bank intact, (ii) keep available to itself and ESB the present services of the employees of PHSB and Peoples Home Savings Bank, and (iii) preserve for itself and ESB the goodwill of the customers of itself and Peoples Home Savings Bank and others with whom business relationships exist.

4.02. Negative Covenants of PHSB. PHSB agrees that from the date hereof to the Effective Time, except as otherwise approved by ESB in writing or as permitted or required by this Agreement, PHSB will not, nor will PHSB permit Peoples Home Savings Bank to:

(i) change any provision of the Articles of Incorporation or other governing instrument or Bylaws of PHSB or Peoples Home Savings Bank;

(ii) except for the issuance of PHSB Common Stock pursuant to the present terms of stock options which are outstanding as of the date hereof (and identified on PHSB Disclosure Schedule 4.02), change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to the authorized or issued capital stock of PHSB or Peoples Home Savings Bank, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock;

(iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of PHSB or Peoples Home Savings Bank, provided, however, that PHSB shall be permitted to continue to declare and pay its regular quarterly cash dividends of $0.20 per share for each full calendar quarter prior to the Effective Time but no dividends shall be declared or paid for any partial quarterly period;

(iv) grant any severance or termination pay (other than pursuant to binding contracts of PHSB in effect on the date hereof and disclosed to ESB on PHSB Disclosure Schedule 2.13(a)), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers or employees; or award any increase in compensation or benefits to its directors, officers or employees, except, in the case of employees, such as may be granted in the ordinary course of business and consistent with past practices and policies not to exceed 3% of the current salary of each respective employee;

(v) enter into or modify any pension, retirement, stock option, stock purchase, stock grant, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to the employee stock ownership plan of PHSB (“PHSB ESOP”) or any other defined contribution plan or any defined benefit pension or retirement plan other than in the ordinary course of business consistent with past practice;

(vi) sell or dispose of any significant assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies, or acquire in any manner whatsoever (other than to realize upon collateral for a defaulted loan) any business or entity;

(vii) make any capital expenditures in excess of $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, other than expenditures necessary to maintain existing assets in good repair and other than as set forth in PHSB Disclosure Schedule 4.02(vii);

(viii) file any applications or make any contract with respect to branching or site location or relocation;

(ix) make any material change in its accounting methods or practices, other than changes required by generally accepted accounting principles, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in laws or regulations;

(x) change its lending, investment, deposit or asset and liability management or other banking policies in any material respect except as may be required by applicable law;

(xi) engage in any transaction with an “affiliated person” or “affiliate,” in each case as defined in Section 2.18(a) hereof;

(xii) enter into any futures contract, option or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xiii) take any action that would result in any of its representations and warranties contained in Article II of this Agreement not being true and correct in any material respect at the Effective Time; or

(xiv) agree to do any of the foregoing.

4.03. No Solicitation. Neither PHSB nor Peoples Home Savings Bank shall, nor shall PHSB or Peoples Home Savings Bank authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of PHSB or Peoples Home Savings Bank to, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than ESB) concerning any merger, sale of substantial assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transactions involving PHSB or Peoples Home Savings Bank (an “Acquisition Transaction”); provided, however, that PHSB may provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of PHSB, after receiving advice of counsel, determines in good faith that the failure to do so would or could reasonably be expected to constitute a breach of its fiduciary duties under applicable law. PHSB and Peoples Home Savings Bank agree that they will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Transaction. PHSB will promptly communicate to ESB the terms of any proposal which it may receive in respect of any such Acquisition Transaction.

4.04. Negative Covenants of ESB. ESB agrees that from the date hereof to the Effective Time, except as otherwise approved by PHSB in writing or as permitted or required by this Agreement, ESB will not:

(i) take any action which can reasonably be expected to adversely affect or delay the ability of ESB or PHSB to perform its covenants and agreements on a reasonably timely basis under this Agreement or to consummate the transactions contemplated under this Agreement;

(ii) declare or pay any special cash distributions in respect of any of its capital stock, provided, however, that ESB shall be permitted to continue to declare and pay its regular quarterly cash dividends; or

(iii) agree to do any of the foregoing.

4.05. Current Information. During the period from the date hereof to the Effective Time, each party will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding its business, operations, prospects, assets and financial condition and matters relating to the completion of the transactions contemplated hereby. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter (other than the last quarter of the party’s fiscal year) ending after the date of this Agreement, each party will deliver to the other party its quarterly report on Form 10-Q under the 1934 Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, each party will deliver to the other party its Annual Report on Form 10-K. Within 25 calendar days after the end of each quarter, each party shall provide the other party with a copy of its Call Report filed with the FDIC.

4.06. Access to Properties and Records; Confidentiality.

(a) PHSB shall permit ESB and its representatives reasonable access to its properties and those of Peoples Home Savings Bank, and shall disclose and make available to ESB all books, papers and records relating to the assets, properties, operations, obligations and liabilities of PHSB and Peoples Home

Savings Bank, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and stockholders’ meetings (excluding minutes related to the transactions contemplated by this Agreement or other Acquisition Transactions), organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files (except as necessary to preserve attorney-client privilege), plans affecting employees, and any other business activities or prospects in which ESB may have a reasonable interest. Neither PHSB nor Peoples Home Savings Bank shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. PHSB will use its best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. PHSB and Peoples Home Savings Bank shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with ESB and its representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations. Similar access shall be provided by ESB to PHSB and its representatives to the extent necessary to enable PHSB to satisfy its due diligence obligations with respect to ESB.

(b) All information furnished previously in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Merger and, if such Merger shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best efforts to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligation to keep such information confidential shall continue for three years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

4.07. Regulatory Matters.

(a) The parties hereto will cooperate with each other and use their best efforts to prepare all necessary documentation (including without limitation the Form S-4 and the Proxy Statement/Prospectus), to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as practicable. The parties shall each have the right to review and approve in advance all information relating to the other, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement.

(b) Each of the parties will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of them, or any of their respective subsidiaries to any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

(c) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any governmental body in connection with the Merger and the other transactions, applications or filings contemplated by this Agreement.

4.08. Approval of Stockholders.

(a) ESB will (a) take all steps (including, without limitation, the preparation of the Form S-4 and Proxy Statement/Prospectus in accordance with all applicable requirements) necessary to duly call, give notice of, convene and hold a meeting of its stockholders as soon as reasonably practicable, for the purposes of securing the approval of such stockholders of this Agreement and the Agreement of Merger, (b) recommend to its stockholders the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby, and use its best efforts to obtain, as promptly as practicable, such approval, and (c) cooperate and consult with PHSB with respect to the foregoing matters.

(b) PHSB will (a) take all steps (including, without limitation, assisting ESB in the preparation of the Form S-4 and Proxy Statement/Prospectus in accordance with all applicable requirements) necessary to duly call, give notice of, convene and hold a meeting of its stockholders as soon as reasonably practicable, for the purposes of securing the approval of such stockholders of this Agreement and the Agreement of Merger, (b) recommend to its stockholders the approval of this Agreement and the Agreement of Merger and the transactions contemplated hereby and thereby, and use its best efforts to obtain, as promptly as practicable, such approval, provided however, that the Board of Directors of PHSB may fail to make such recommendation, or withdraw, modify or change any such recommendation, if such Board of Directors, after having consulted with and considered the advice of outside counsel experienced in such matters, has determined in good faith that the making of such recommendation or the failure to withdraw, modify or change such recommendation, would or could reasonably be expected to constitute a breach of the fiduciary duties of such directors under applicable law, and (c) cooperate and consult with ESB with respect to the foregoing matters. Notwithstanding anything to the contrary herein, this Agreement shall be submitted to the PHSB stockholders at a duly called meeting of stockholders for the purpose of adopting this Agreement and nothing herein shall be deemed to relieve PHSB of such obligation.

(c) ESB and PHSB will each use their reasonable best efforts to cause the meetings of their respective stockholders to be held on the same date.

4.09. Further Assurances. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Agreement of Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

(b) Upon the request of ESB, ESB Bank and PHSB shall use their reasonable best efforts to cause, including the entering into of a merger agreement, their respective banking subsidiaries, ESB Bank and Peoples Home Savings Bank, to merge (the “Bank Merger”) immediately after consummation of the Merger, with ESB Bank being the surviving bank (the “Surviving Bank”) thereof pursuant to the provisions of applicable law. At the effective time of the Bank Merger, the Articles of Incorporation and Bylaws of the Surviving Bank shall be the Articles of Incorporation and Bylaws of ESB Bank in effect immediately prior to the effective time of the Bank Merger. At the effective time of the Bank Merger, the directors and officers of the Surviving Bank shall be the directors and officers of ESB Bank immediately prior to the effective time of the Bank Merger.

4.10. Disclosure Supplements. From time to time prior to the Effective Time, each party will promptly supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article V or the compliance by PHSB with the covenants set forth in Section 4.01 hereof.

4.11. Public Announcements. The parties hereto shall approve in advance the substance of and cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation and as to which the parties releasing such information have used their best efforts to discuss with the other parties in advance.

4.12. Failure to Fulfill Conditions. In the event that either of the parties hereto determines that a condition to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to July 31, 2005 and that it will not waive that condition, it will promptly notify the other party. ESB and PHSB will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

4.13. Certain Post-Merger Agreements.

The parties hereto agree to the following arrangements following the Effective Time:

(a) Operations of Peoples Home Savings Bank. Following the Merger, ESB may, in its sole discretion, determine to merge or consolidate Peoples Home Savings Bank with ESB Bank.

(b) Employee Benefit Plans.

(1) Subject to the provisions of this Section 4.13, all employees of PHSB or Peoples Home Savings Bank immediately prior to the Effective Time who are employed by ESB, ESB Bank or Peoples

Home Savings Bank (the “Employers”) immediately following the Effective Time (“Transferred Employees”) will be covered by the respective Employer’s employee benefit plans on substantially the same basis as any employee of the Employers in a comparable position. Notwithstanding the foregoing, ESB may determine to continue any of the PHSB benefit plans for Transferred Employees in lieu of offering participation in the Employers’ benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate or suspend any of PHSB’s benefit plans, or to merge any such benefit plans with the Employers’ benefit plans, provided the result is the provision of benefits to Transferred Employees that are substantially similar to the benefits provided to the Employers’ employees generally. Except as specifically provided in this Section 4.13 and as otherwise prohibited by law, Transferred Employees’ service with PHSB or Peoples Home Savings Bank shall be recognized as service with the Employers for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the Employers’ benefit plans, subject to applicable break-in-service rules. However, notwithstanding anything to the contrary herein, for purposes of determining eligibility to participate in and the vesting of benefits under ESB’s employee stock ownership plan, ESB shall not recognize years of service with PHSB or Peoples Home Savings Bank and Transferred Employees will be treated as “new employees” of ESB and ESB Bank for purposes of determining eligibility and vesting under such plan. ESB agrees that (i) any pre-existing condition, limitation or exclusion in its medical, long-term disability and life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by PHSB or Peoples Home Savings Bank on the Effective Time and who then change coverage to ESB’s medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll and (ii) honor under such plans any deductibles and annual out-of-pocket contributions incurred by the Transferred Employees during the plan year prior to the Effective Time. Notwithstanding anything herein to the contrary, after the Effective Time, (x) any amendment to, or grant of additional benefits under, any PHSB or Peoples Home Savings Bank benefit plan, including stock based plans, which continues to exist subsequent to the Effective Time, shall require the prior consent of ESB, and (y) ESB may cause any of the PHSB or Peoples Home Savings Bank benefit plans which continue to exist, including stock based plans, to be amended in order to provide that employees of ESB or ESB Bank may be participants in such plans.

(2) PHSB shall take all necessary action to cause the PHSB ESOP to be terminated as of the Effective Time. The Merger Consideration received by the PHSB ESOP trustee in connection with the Merger with respect to the unallocated shares of PHSB Common Stock shall be first applied by the PHSB ESOP trustee to the full repayment of the PHSB ESOP loan. PHSB shall use its best efforts to cause the PHSB ESOP trustee to elect a sufficient amount of cash to repay the PHSB ESOP loan. The balance of the Merger Consideration (if any) received by the PHSB ESOP trustee with respect to the unallocated shares of PHSB Common Stock shall be allocated as earnings to the accounts of all participants in the PHSB ESOP who have accounts remaining under the PHSB ESOP (whether or not such participants are then actively employed) and beneficiaries in proportion to the account balances of such participants and beneficiaries, in accordance with the PHSB ESOP’s terms and conditions in effect as of the date of this Agreement, to the maximum extent permitted under the Code and applicable law, except as set forth in PHSB Disclosure Schedule 4.13(b)(2). The accounts of all participants and beneficiaries in the PHSB ESOP immediately prior to the Effective Time shall become fully vested as of the Effective Time. As soon as practicable after the date hereof, but in no event later than 60 days after the date of this Agreement, PHSB shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the PHSB ESOP as of the Effective Time, with a copy to be provided to ESB and its counsel. As soon as practicable after the later of the Effective Time or the receipt of a favorable determination letter for termination from the IRS, the account balances in the PHSB ESOP shall be distributed to participants and beneficiaries or transferred to an eligible individual retirement account as a participant or beneficiary may direct. Prior to the Effective Time, no prepayments shall be made on the PHSB ESOP loan and contributions to the PHSB ESOP and payments on the PHSB ESOP loan shall be made consistent with past practices on the regularly scheduled payment dates.

(c) Existing Employment Agreements and SERP. In satisfaction of the obligations of Peoples Home Savings Bank under its employment agreements with Messrs. Wetzel and Canonge, and its Supplemental Retirement Plan for Mr. Wetzel, concurrently with the execution of this Agreement (i) ESB, PHSB and Peoples Homes Savings Bank shall enter into a Termination and Release Agreement with James P. Wetzel, Jr. as set forth in Exhibit D hereto, and (ii) ESB, PHSB and Peoples Home Savings Bank shall enter into a Termination and Release Agreement with Richard E. Canonge as set forth in Exhibit E hereto. As of and immediately prior to the Effective Time, Peoples Home Savings Bank shall terminate the Supplemental Retirement Plan for Mr. Wetzel and make a lump sum payment of Mr. Wetzel’s accrued benefits thereunder discounted to present value in accordance with Exhibit D in full satisfaction of Mr. Wetzel’s benefits under such plan.

(d) Consulting and Noncompetition Agreement. Concurrently with the execution of this Agreement, ESB shall enter into a Consulting and Noncompetition Agreement with James P. Wetzel, Jr. as set forth in Exhibit F hereto.

(e) Change in Control Agreements. ESB shall honor all existing change in control agreements of Peoples Home Savings Bank, in effect as of the date of this Agreement, each of which is disclosed on PHSB Disclosure Schedule 4.13(e), which schedule describes and quantifies in reasonable detail the maximum amount of payments and benefits which could become due and payable to each such person (assuming the Merger is consummated on or after January 1, 2005) under the change in control agreements (as well as the employment agreements, the Supplemental Retirement Plan for Mr. Wetzel and the Trustees Consultation and Retirement Plan) as a result of a termination of employment and/or a change in control of PHSB or Peoples Home Savings Bank. The total cash severance and other parachute amounts to be paid to the two officers with change in control agreements at the Effective Time shall not exceed the respective officer’s Section 280G limit under the Code.

(f) Employee Severance. Any person who is currently serving as an employee of either PHSB or Peoples Home Savings Bank and continues as such immediately prior to the Effective Time (other than those employees covered by a written employment or change in control agreement set forth in PHSB Disclosure Schedule 2.13(a)) whose employment is discontinued by ESB or any of the ESB Subsidiaries within one year after the Effective Time (unless termination of such employment is for Cause (as defined below)) shall be entitled to a severance payment from ESB Bank in an amount equal to one week’s salary for each year of service at PHSB or Peoples Home Savings Bank, with a minimum benefit of four weeks of salary and a maximum benefit of 12 weeks of salary. For purposes of this Section 4.13(f), “Cause” shall mean termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule or regulation (other than traffic violations or similar offenses). PHSB and Peoples Home Savings Bank agree to terminate their Change in Control Severance Pay Plan. In addition, ESB or ESB Bank shall pay up to $1,500 for outplacement services for each employee of PHSB or Peoples Home Savings Bank whose employment is terminated within one year after the Effective Time for other than Cause. With respect to accrued but unused sick leave and vacation pay as of December 31, 2004, PHSB employees will receive the benefit of such leave in accordance with current PHSB policies.

In periods subsequent to December 31, 2004, PHSB employees will receive accruals and payouts for unused sick leave and vacation pay based upon the policies of ESB Bank.

(g) Retention Bonuses. ESB agrees to create a retention bonus pool equal to $50,000 in order to help retain key employees. Employees of PHSB or Peoples Home Savings Bank, other than those covered by employment or change in control agreements, will be eligible to participate in the retention bonus pool. The amount to be awarded to an eligible employee, if any, shall be determined by the President of PHSB, subject to consultation with the President of ESB. Retention bonuses shall be paid only if the employee continues to be employed as of the Effective Time, or if requested by ESB, the date of the bank data processing conversion.

(h) Trustees Consultation and Retirement Plan. Prior to the Effective Time of the Merger, the Board of Directors of Peoples Home Saving Bank shall terminate the Trustees Consultation and Retirement Plan (the “Trustees Plan”) and authorize the lump sum payments based upon the present value of the benefits payable under Section 2.4 of the Trustees Plan, with the present value lump sum payments to be equal to the amounts set forth in PHSB Disclosure Schedule 4.13(e). The lump sum amounts shall be paid by Peoples Home Savings Bank as of the Effective Time of the Merger, with each of the non-employee directors to execute a release in a form satisfactory to PHSB and ESB and a consulting agreement in a form similar to Schedule B to the Trustees Plan.

(i) Indemnification. ESB shall indemnify and hold harmless each present and former director, officer and employee of PHSB and Peoples Home Savings Bank determined as of the Effective Time, including their respective heirs and assigns (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the fullest extent to which such Indemnified Parties were entitled under Pennsylvania law or under the Articles of Incorporation and Bylaws of PHSB or Peoples Home Savings Bank as in effect on the date hereof, for a period of six years following the Effective Time ; provided, however, that all rights to indemnification in respect to any claim asserted or made within such period shall continue until the final disposition of such claim. Indemnified Parties shall be third-party beneficiaries to this Section 4.13(i).

Any Indemnified Party wishing to claim indemnification under this Section 4.13(h), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify ESB, but the failure to so notify shall not relieve ESB of any liability it may have to such Indemnified Party if such failure does not materially prejudice ESB. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) ESB shall have the right to assume the defense thereof and ESB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if ESB elects not to assume such defense or if counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between ESB and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to ESB, and ESB shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) ESB shall not be liable for any settlement effected without its prior written consent, which consent shall not be withheld unreasonably.

In the event that ESB or any of its respective successors or assigns (i) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any entity, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 4.13(i), which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties.

(j) Insurance. ESB and ESB Bank shall maintain a directors’ and officers’ liability insurance policy covering the Indemnified Parties in connection with any Claims for a period of three (3) years after the Effective Time, provided that the total premium cost of such coverage shall not exceed 175% of the current premium paid by PHSB (the “Insurance Amount”). If the cost of the coverage exceeds the Insurance Amount, then ESB and ESB Bank shall use their reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(k) Payout of Options and PHSB Restricted Stock Plans. In accordance with Section 1.06 of the Agreement, PHSB or Peoples Home Savings Bank will pay out, as of the Effective Time, the amounts necessary to settle the awards under the PHSB Option Plans and PHSB Restricted Stock Plans, with the holders of such awards to execute releases in a form satisfactory to ESB.

(l) Defined Benefit Pension Plan. ESB and Peoples Home Savings Bank shall cooperate with each other in obtaining an updated actuarial report as to the funding status of the defined benefit pension plan of Peoples Home Savings Bank (“Peoples Pension Plan”) on a plan termination basis and on a plan suspension basis. Within 30 days following its receipt of such updated report, ESB will request Peoples Home Savings Bank to either terminate or suspend the Peoples Pension Plan as of December 31, 2004. ESB currently anticipates that it will request the Peoples Pension Plan to be terminated if the costs of doing so are not deemed to be material in ESB’s sole discretion. In the event ESB requests the Peoples Pension Plan to be terminated, then (i) PHSB prior to the Effective Time, and ESB on and after the Effective Time, shall file a determination letter request for a ruling on the tax-qualified status of the Peoples Pension Plan under Section 401(a) of the Code on termination and will make all applicable filings with the Pension Benefit Guaranty Corporation, and (ii) Peoples Home Savings Bank will make contributions to the Peoples Pension Plan prior to the Effective Time as may be necessary to eliminate any underfunding liability of the plan on a termination basis.

4.14. Boards of Directors of ESB and ESB Bank. ESB and ESB Bank agree to take all action necessary to appoint or elect, effective as of the Effective Time, James P. Wetzel to the Board of Directors of each of ESB and ESB Bank, with an initial term that expires at the ESB 2006 annual meeting of stockholders, which is anticipated to be held in April 2006. Upon expiration of his initial term, ESB and ESB Bank agree to nominate Mr. Wetzel for election as a director for a three year term on each Board of Directors, subject to Mr. Wetzel’s compliance with ESB’s applicable director qualification requirements and the fiduciary duties of the ESB board. In addition, ESB and ESB Bank agree to take all action necessary to appoint or elect one additional director of PHSB to the Board of Directors of ESB Bank on the same terms and conditions as Mr. Wetzel. The identity of the additional director shall be agreed to by ESB and PHSB prior to the Effective Time.

ARTICLE V

CLOSING CONDITIONS

5.01. Conditions to the Parties’ Obligations Under This Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) All necessary regulatory or governmental approvals, waivers, clearances, authorizations and consents (including without limitation the requisite approval and/or non-objection, if any, of the Department and the FDIC required to consummate the transactions contemplated hereby) shall have been obtained without any non-standard term or condition which would materially impair the value of PHSB and Peoples Home Savings Bank taken as a whole to ESB; all conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all waiting periods in respect thereof shall have expired.

(b) All corporate action necessary to authorize the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and by the Agreement of Merger shall have been duly and validly taken by ESB and PHSB, including approval by the requisite vote of the stockholders of PHSB and ESB of this Agreement and the Agreement of Merger.

(c) No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more of the parties hereto in connection with this Agreement and which ESB or PHSB determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

(d) The Form S-4 shall have become effective under the 1933 Act, and ESB shall have received all state securities laws or “blue sky” permits and other authorizations or there shall be exemptions from registration requirements necessary to issue the ESB Common Stock in connection with the Merger, and neither the Form S-4 nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the Commission or any state securities authority.

(e) The parties shall have received, in form and substance reasonably satisfactory to them, an opinion of Elias, Matz, Tiernan & Herrick L.L.P. to the effect that, for federal income tax purposes, (i) the Merger will qualify as a “reorganization” under Section 368(a) of the Code; (ii) no taxable gain will be recognized by ESB or PHSB; (iii) no gain or loss will be recognized by the stockholders of PHSB who receive solely ESB Common Stock in exchange for their PHSB Common Stock in the Merger; (iv) with respect to ESB Common Stock to be issued in the Merger solely in exchange for PHSB Common Stock, the holders tax basis on such ESB Common Stock will be the same as the tax basis of the PHSB Common Stock surrendered in exchange therefor; and (v) the holding period of the shares of ESB Common Stock received in the Merger will include the holding period of the shares of PHSB Common Stock surrendered therefor, provided that such PHSB Common Stock was held as a capital asset by such stockholder, provided, however, that in the event such counsel believes that the Merger will not qualify as a reorganization under Section 368(a) of the Code, ESB shall have the right but not the obligation to increase the aggregate stock consideration as necessary to cause the transaction to qualify for such tax treatment. Each of ESB and PHSB shall provide a letter setting forth the facts, assumptions and representations upon which such counsel may rely in rendering its opinion.

5.02. Conditions to the Obligations of ESB Under This Agreement. The obligations of ESB under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by ESB to the extent permitted by law:

(a) Each of the obligations of PHSB required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of PHSB contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except (i) as to any representation or warranty which specifically relates to an earlier date or (ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a Material Adverse Effect, and ESB shall have received a certificate to that effect signed by the President and Chief Executive Officer of PHSB.

(b) All permits, consents, waivers, clearances, approvals and authorizations of all regulatory or governmental authorities or third parties which are necessary in connection with the consummation of the Merger shall have been obtained, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any non-standard term or condition which would materially impair the value of PHSB and Peoples Home Savings Bank to ESB.

(c) Each stockholder of PHSB who is a PHSB Affiliate shall have executed and delivered a commitment and undertaking to the effect that (i) such stockholder will dispose of the shares of ESB Common Stock received by him in connection with the Merger only in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act; (ii) such stockholder will not dispose of any of such shares until ESB has received an opinion of counsel acceptable to it that such proposed disposition is in compliance with the provisions of paragraph (d) of Rule 145 under the 1933 Act, which opinion shall be rendered promptly following counsel’s receipt of such stockholder’s written notice of its intention to sell shares of ESB Common Stock; and (iii) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

(d) PHSB shall have furnished ESB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.02 as ESB may reasonably request.

5.03. Conditions to the Obligations of PHSB Under this Agreement. The obligations of PHSB under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by PHSB to the extent permitted by law:

(a) Each of the obligations of ESB required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of ESB contained in this Agreement shall have been true and correct as of the date hereof and as of the Effective Time as though made at and as of the Effective

Time, except (i) as to any representation or warranty which specifically relates to an earlier date or (ii) where the facts which caused the failure of any representation or warranty to be so true and correct would not, either individually or in the aggregate, constitute a Material Adverse Effect, and PHSB shall have received a certificate to that effect signed by the President and Chief Executive Officer of ESB.

(b) ESB shall have furnished PHSB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 5.03 as PHSB may reasonably request.

ARTICLE VI

TERMINATION, AMENDMENT AND WAIVER, ETC.

6.01. Termination. This Agreement may be terminated at any time prior to the Effective Time (whether before or after approval of this Agreement and the Agreement of Merger by the stockholders of PHSB):

(a) by mutual written consent of the parties hereto;

(b) by ESB or PHSB (i) if the Effective Time shall not have occurred on or prior to July 31, 2005 or (ii) if a vote of the stockholders of either ESB or PHSB is taken and such stockholders fail to approve this Agreement and the Agreement of Merger at the applicable meeting of stockholders (or any adjournment thereof) contemplated by Section 4.08 hereof; unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time;

(c) by ESB or PHSB upon written notice to the other 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or 30 or more days after any petition for rehearing or amended application is denied;

(d) by ESB in writing if PHSB has, or by PHSB in writing if ESB has, breached (i) any covenant or undertaking contained herein or in the Agreement of Merger, or (ii) any representation or warranty contained herein, which breach would have a Material Adverse Effect, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Time; provided that it is understood and agreed that either party may terminate this Agreement on the basis of such breach, notwithstanding any qualification therein relating to the knowledge of the other party;

(e) by ESB or PHSB in writing if any of the applications for prior approval referred to in Section 4.07 hereof are denied or by ESB in writing if any of such applications are approved contingent upon the satisfaction of any non-standard condition or requirement which, in the reasonable opinion of the Board of Directors of ESB, would materially impair the value of PHSB and the PHSB Subsidiaries taken as a whole to ESB, and in each case the time period for appeals and requests for reconsideration has run; or

(f) By ESB in the event of a Termination Event (as defined in Section 7.01(c) hereof).

6.02. Effect of Termination. In the event of termination of this Agreement by either ESB or PHSB as provided above, this Agreement shall forthwith become void (other than Sections 4.06(b) and 7.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of the parties or their respective officers or directors except for the liability of the parties under Sections 4.06(b) and 7.01 hereof and except for liability for any breach of this Agreement.

6.03. Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the Merger, whether before or after approval thereof by the stockholders of ESB and PHSB, the parties may (a) amend this Agreement and the Agreement of Merger, (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the Merger by the stockholders of PHSB, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement or the Agreement of Merger which modifies either the amount or the form of the Merger Consideration to be delivered to stockholders of PHSB. This Agreement and the Agreement of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VII

MISCELLANEOUS

7.01. Expenses; Termination Fee.

(a) Subject to the provisions of Section 7.01(b) hereof, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, accountants and counsel, provided, however, that in the event of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the non-breaching party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the breaching party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-breaching party in connection herewith or in the enforcement of its rights hereunder.

(b) Notwithstanding any provision in this Agreement to the contrary, in order to induce ESB to enter into this Agreement and as a means of compensating ESB for the substantial direct and indirect monetary and other damages and costs incurred and to be incurred in connection with this Agreement in the event the transactions contemplated hereby do not occur as a result of a Termination Event (as defined herein), PHSB agrees to pay ESB, and ESB shall be entitled to payment of, a fee (the “Fee”) of $3.5 million upon the occurrence of a Termination Event so long as the Termination Event occurs prior to a Fee Termination Event (as defined herein). The parties hereto acknowledge that the actual amount of such damages and costs would be impracticable or extremely difficult to determine, and that the sum of $3.5 million constitutes a reasonable estimate by the parties under the circumstance existing as of the date of this Agreement of such damages and costs. Such payment shall be made to ESB in immediately available funds within five business days after the occurrence of a Termination Event. A Fee Termination Event shall be the first to occur of the following: (i) the Effective Time, (ii) 12 months after termination of this Agreement in accordance with its terms following the first occurrence of a Preliminary Termination Event (as defined herein), (iii) termination of this Agreement in accordance with the terms hereof prior to the occurrence of a Termination Event or a Preliminary Termination Event (other than a termination of this Agreement by ESB pursuant to Section 6.01(d) hereof as a result of a willful breach of any representation, warranty, covenant or agreement of PHSB) or (iv) 12 months after the termination of this Agreement by ESB pursuant to Section 6.01(d) hereof as a result of a willful breach of any representation, warranty, covenant or agreement of PHSB.

(c) For purposes of this Agreement, a “Termination Event” shall mean any of the following events:

(i) PHSB, without having received ESB’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations thereunder), other than ESB or any subsidiary of ESB or the Board of Directors of PHSB shall have recommended that the stockholders of PHSB approve or accept any Acquisition Transaction with any person other than ESB or any subsidiary of ESB; or

(ii) any person, other than ESB, shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership, or any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the aggregate voting power represented by the outstanding PHSB Common Stock.

(d) For purposes of this Agreement, a “Preliminary Termination Event” shall mean any of the following events:

(i) any person (other than ESB) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended (“Securities Act”) with respect to, a tender offer or exchange offer to purchase any shares of PHSB Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of PHSB Common Stock outstanding (such an offer being referred to herein as a “Tender Offer” and an “Exchange Offer,” respectively, regardless of whether the provisions of Regulations 14D or 14E under the Exchange Act apply to such Tender Offer or Exchange Offer);

(ii) (A) the holders of PHSB Common Stock shall not have approved this Agreement at the meeting of such stockholders held for the purpose of voting on this Agreement, (B) such meeting shall not have been held or shall have been canceled prior to termination of the Agreement or (C) PHSB’s Board of Directors shall have withdrawn or modified in a manner adverse to ESB the recommendation of PHSB’s Board of Directors with respect to the Agreement, in each case after any person (other than ESB) shall have (x) made, or disclosed an intention to make, a bona fide proposal to PHSB or its stockholders to engage in an Acquisition Transaction (and, in the case of clause (A) hereof, which bona fide proposal has been made public by announcement or written communication that is or becomes the subject of public disclosure), (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (z) filed an application or given notice, whether in draft or final form, with the appropriate regulatory authorities for approval to engage in an Acquisition Transaction; or

(iii) PHSB shall have breached any representation, warranty, covenant or obligation contained in this Agreement and such breach would entitle ESB to terminate this Agreement under Section 6.01(d) hereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of this Agreement) after any person (other than ESB) shall have (x) made, or disclosed an intention to make, a bona fide proposal to PHSB or its stockholders to engage in an Acquisition Transaction, (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (z) filed an application or given notice, whether in draft or final form, with the appropriate regulatory authorities for approval to engage in an Acquisition Transaction.

(e) PHSB shall promptly notify ESB in writing of the occurrence of any Preliminary Termination Event or Termination Event.

7.02. Survival. The respective representations, warranties and covenants of the parties to this Agreement shall not survive the Effective Time but shall terminate as of the Effective Time, except for the provisions of Sections 4.06(b), 4.13, 4.14 and 7.01 hereof.

7.03. Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight express or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram or telex addressed as follows:

(a)	If to ESB, to:

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Attn:    Charlotte A. Zuschlag, President

Copy to:

Elias, Matz, Tiernan and Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attn:    Raymond A. Tiernan, Esq.

            Kenneth B. Tabach, Esq.

(b)	If to PHSB, to:

PHSB Financial Corporation

744 Shenango Road

Beaver Falls, Pennsylvania 15010

Attn:    James P. Wetzel, Jr., President

Copy to:

Malizia Spidi & Fisch, PC

1100 New York Avenue, NW

Suite 340 West

Washington, D.C. 20005

Attn:     Richard Fisch, Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

7.04. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, except expressly provided in Section 4.13(i) and (j) or as otherwise expressly provided herein, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

7.05. Complete Agreement. This Agreement and the Agreement of Merger, including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to their subject matter and shall supersede all prior agreements and understandings between the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.

7.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

7.07. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof.

7.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, ESB and PHSB have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ESB FINANCIAL CORPORATION

Attest:

/s/ Frank D. Martz	By:	/s/ Charlotte A. Zuschlag
Frank D. Martz		Charlotte A. Zuschlag
Group Senior Vice President of Operations and Secretary		President and Chief Executive Officer

PHSB FINANCIAL CORPORATION

Attest:

/s/ John M. Rowse	By:	/s/ James P. Wetzel, Jr.
John M. Rowse		James P. Wetzel, Jr.
Secretary		President and Chief Executive Officer

AGREEMENT OF MERGER

This Agreement of Merger is dated as of August 12, 2004, by and between ESB Financial Corporation (“ESB”), a Pennsylvania corporation, and PHSB Financial Corporation (“PHSB”), a Pennsylvania corporation.

W I T N E S S E T H:

WHEREAS, ESB and PHSB have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Reorganization Agreement”); and

WHEREAS, pursuant to the Reorganization Agreement and this Agreement of Merger, and subject to the terms and conditions set forth therein and herein, PHSB shall be merged with and into ESB, with ESB the surviving corporation of such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Reorganization Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

1.1 “Effective Time” shall mean the date and time at which the Merger contemplated by this Agreement of Merger becomes effective as provided in Section 2.2 of this Agreement of Merger.

1.2 “PHSB Common Stock” shall mean the common stock, par value $.10 per share, of PHSB.

1.3 “PHSB Option Plans” shall mean the PHSB 1998 Stock Option Plan and the PHSB 2002 Stock Option Plan.

1.4 “PHSB Restricted Stock Plans” shall mean the PHSB 1998 Restricted Stock Plan and the PHSB 2002 Restricted Stock Plan.

1.5 “Merger” shall refer to the merger of PHSB with and into ESB as provided in Section 2.1 of this Agreement of Merger.

1.6 “Merging Corporations” shall collectively refer to ESB and PHSB.

1.7 “ESB Common Stock” shall mean the common stock, par value $.01 per share, of ESB.

1.8 “Surviving Corporation” shall mean ESB as the surviving corporation of the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 The Merger. Subject to the terms and conditions set forth in the Reorganization Agreement, at the Effective Time, PHSB shall be merged with and into ESB pursuant to Chapter 19, Subchapter C of the Pennsylvania Business Corporation Law (“PBCL”). ESB shall be the Surviving Corporation of the Merger and shall continue to be governed by the laws of the Commonwealth of Pennsylvania. At the Effective Time, the separate existence and corporate organization of PHSB shall cease, and ESB shall thereupon and thereafter possess all the rights, privileges, powers and franchises of a public as well as of a private nature of each of PHSB and ESB; and be subject to all the restrictions, disabilities and duties of each of PHSB and ESB; and all and singular, the rights, privileges, powers and franchises of each of PHSB and ESB, and all property, real, personal and mixed, and all debts due to either PHSB or ESB on whatever account, as well for stock subscriptions and all other things in action or belonging to each of PHSB and ESB shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of, respectively, PHSB and ESB, and the title to any real estate vested by deed or otherwise, under the laws of the Commonwealth of Pennsylvania or elsewhere in either PHSB or ESB shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of either of PHSB or ESB shall be preserved unimpaired, and all debts, liabilities and duties of PHSB and ESB shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

2.2 Effective Time. The Merger shall become effective on the date and at the time that Articles of Merger are executed and filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, unless a later date and time is specified as the Effective Time in such Articles of Merger.

2.3 Name of the Surviving Corporation. The name of the Surviving Corporation shall be “ESB Financial Corporation.”

2.4 Articles of Incorporation. On and after the Effective Time, the Articles of Incorporation of ESB shall be the Articles of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

2.5 Bylaws. On and after the Effective Time, the Bylaws of ESB shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of PHSB Common Stock and Options to Purchase PHSB Common Stock.

(a) Subject to Section 3.2 hereof, each share of PHSB Common Stock outstanding immediately prior to the Effective Time, other than shares held by PHSB (including treasury shares) or ESB or any of their respective wholly owned subsidiaries in other than a fiduciary capacity, shall be converted into the number of shares of ESB Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement) or $27.00 in cash in accordance with the terms of Section 1.03 of the Reorganization Agreement.

(b) Notwithstanding any other provision hereof, no fractional shares of ESB Common Stock shall be issued to holders of PHSB Common Stock. In lieu thereof, each holder of shares of PHSB Common Stock entitled to a fraction of a share of ESB Common Stock shall, at the time of surrender of the certificate or certificates representing such holder’s shares, receive an amount of cash in accordance with the terms of Section 1.05 of the Reorganization Agreement. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(c) At the Effective Time, (i) each option to purchase PHSB Common Stock issued pursuant to the PHSB Option Plans shall be cancelled, and each holder of any such option, whether or not then vested or exercisable, shall be entitled to receive a cash amount determined in accordance with Section 1.06 of the Reorganization Agreement and (ii) each plan share awarded and outstanding under the PHSB Restricted Stock Plans shall become fully earned and the holders of such plan shares shall be entitled to receive, in lieu of a distribution of PHSB Common Stock, the payment of cash consideration referred to in Section 1.06 of the Reorganization Agreement for each share of PHSB Common Stock represented by a plan share award. The payment of the consideration referred to in this Section 3.1(c) to holders of options to purchase PHSB Common Stock and plan share awards shall be subject to the execution by any such holder of such instruments of cancellation as PHSB and ESB may reasonably deem appropriate.

3.2 Exchange of Certificates for Stock and/or Cash. After the Effective Time, each holder of a certificate for theretofore outstanding shares of PHSB Common Stock, shall be surrendered and exchanged for cash or stock consideration in the manner provided in Section 1.04 of the Reorganization Agreement.

3.3 ESB Common Stock. Each share of ESB Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, continue to be issued and outstanding as an identical share of ESB Common Stock.

ARTICLE IV

MISCELLANEOUS

4.1 Conditions Precedent. The respective obligations of each party under this Agreement of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article V of the Reorganization Agreement.

4.2 Termination. This Agreement of Merger shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Reorganization Agreement in accordance with Section 6.01 thereof.

4.3 Amendments. To the extent permitted by the PBCL, this Agreement of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of this Agreement of Merger relating to the consideration to be paid for the shares of PHSB Common Stock shall not be amended after the meeting of stockholders of PHSB held to approve this Agreement so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the shareholders of PHSB without the approval of the stockholders of PHSB.

4.4 Successors. This Agreement of Merger shall be binding on the successors of ESB and PHSB.

IN WITNESS WHEREOF, ESB and PHSB have caused this Agreement of Merger to be executed by their duly authorized officers as of the day and year first above written.

ESB FINANCIAL CORPORATION

Attest:

/s/ Frank D. Martz	By:	/s/ Charlotte A. Zuschlag
Frank D. Martz		Charlotte A. Zuschlag
Group Senior Vice President of Operations and Secretary		President and Chief Executive Officer

PHSB FINANCIAL CORPORATION

Attest:

/s/ John M. Rowse	By:	/s/ James P. Wetzel, Jr.
John M. Rowse		James P. Wetzel, Jr.
Secretary		President and Chief Executive Officer

APPENDIX B

                         , 2004

Board of Directors

ESB Financial Corporation

ESB Bank

600 Lawrence Avenue

Ellwood City, PA 16117

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to ESB Financial Corporation and ESB Bank (the two entities collectively referred to as “ESB”) as to the fairness, from a financial point of view to ESB and its shareholders, of the consideration to be paid for the shares as proposed in the Agreement and Plan of Reorganization dated August 12, 2004 (the “Agreement”), pursuant to which ESB will acquire PHSB Financial Corporation and Peoples Home Savings Bank (the two entities collectively referred to as “PHSB”).

Pursuant to the Agreement and discussions with management, all shares of PHSB common shares will be converted into the right to receive either $27.00 per share in cash or the equivalent value in ESB common shares. The consideration mix shall equal 50% cash and 50% ESB common shares. The amount of shares of ESB common stock issued to PHSB shareholders who receive shares shall equal $27.00 divided by the Average Share Price as defined in the Agreement. The Agreement also calls for the cashing out of existing options to purchase PHSB common shares at the effective time of the transaction.

In general, FinPro, Inc. (“FinPro”) provides investment banking and consulting services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of and experience with the Pennsylvania bank and thrift market and financial institutions operating in this market. ESB’s Board chose FinPro because of its expertise, experience and familiarity with the bank and thrift industry.

ESB retained FinPro to advise the Board of Directors of ESB in connection with its merger and acquisition activities. Pursuant to its engagement, FinPro will be paid a fee for rendering its fairness opinion relating to the merger. ESB will pay FinPro a fee equal to 0.25% of the Aggregate Purchase Price, as defined in the engagement letter, plus a retainer fee of $10,000, or approximately $217,000 in the aggregate for rendering its fairness opinion and for its financial advisory assistance. The majority of FinPro’s fee is contingent upon the consummation of the proposed acquisition. Additionally, ESB has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as ESB’s financial advisor for this transaction, FinPro has never provided professional services to ESB but did advise WSB Holding Company which was acquired by ESB in 2001. FinPro has never provided professional services to PHSB.

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 9008.604.5951

B-1

Fairness Opinion as of , 2004	Page: 2

In connection with its opinion, FinPro reviewed and considered, among other things:

(i)	the Agreement and the exhibits thereto;

(ii)	changes in the market for bank and thrift stocks;

(iii)	the trading histories and performance of ESB’s and PHSB’s common stock;

(iv)	trends and changes in the financial condition of ESB and PHSB;

(v)	the most recent annual report to shareholders of ESB and PHSB;

(vi)	the most recent 10-K of ESB and PHSB;

(vii)	quarterly reports on Form 10-Q of ESB and PHSB;

(viii)	quarterly regulatory reports of ESB and PHSB; and

(ix)	the most recent audit letter to ESB and PHSB.

We also had discussions with the management of ESB and PHSB regarding their respective financial results and have analyzed the most current financial data available for ESB and PHSB. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma impact of the acquisition on ESB, including the assumed cost savings and operating synergies.

We considered certain financial data of PHSB and compared that data to other thrift institutions and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these thrift institutions and their holding companies.

FinPro did not independently verify the financial data provided by or on behalf of ESB and PHSB, but instead relied upon and assumed the accuracy and completeness of the data provided.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to ESB shareholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by ESB and PHSB, it is FinPro’s opinion as of this date, that the merger consideration being offered is fair from the financial point of view to ESB and its shareholders.

Respectfully Submitted,

FinPro, Inc.

Liberty Corner, New Jersey

20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 9008.604.5951

B-2

APPENDIX C

[Sandler O’Neill Letterhead]

                    , 2004

Board of Directors

PHSB Financial Corporation

744 Shenango Road

Beaver Falls, PA 15010

Gentlemen:

PHSB Financial Corporation (“PHSB”) and ESB Financial Corporation (“ESB”) have entered into an Agreement and Plan of Reorganization, dated as of August 12, 2004 (the “Agreement”), pursuant to which PHSB will be merged with and into ESB (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of PHSB common stock, par value $0.10 per share, issued and outstanding immediately prior to the Merger, other than certain shares specified in the Agreement (the “PHSB Shares”), will be converted into the right to receive, at the election of the holder thereof, either (a) the number of shares of common stock, par value $.01 per share, of ESB determined by dividing (i) $27.00 by the Average Share Price (as defined below), or (b) $27.00 in cash without interest (the “Merger Consideration”), subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that the aggregate cash consideration payable in the Merger shall be equal to the product of (i) the number of PHSB Shares, (ii) 0.50 and (iii) $27.00. Pursuant to the Agreement, the Average Share Price shall be the average of the closing sales price of shares of ESB common stock, as reported on the Nasdaq Stock Market’s National Market (as reported by an authoritative source), for the 20 trading day period ending with the close of business on the business day which is three days preceding the closing date of the Merger. The measuring period for the Average Share Price is subject to change under certain circumstances set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of PHSB Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of PHSB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of ESB that we deemed relevant; (iv) financial projections for PHSB for the years ending December 31, 2004 through December 31, 2006 reviewed with management of PHSB; (v) internal financial projections for ESB for the years ending December 31, 2004 through December 31, 2006 prepared by and reviewed with management of ESB; (vi) the pro forma financial impact of the Merger on ESB, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of ESB and reviewed with the senior management of PHSB, and the expected issuance of approximately $7.5 million of trust preferred securities by ESB; (vii) the publicly reported historical price and trading

Board of Directors

PHSB Financial Corporation

                    , 2004

activity for PHSB’s and ESB’s common stock, including a comparison of certain financial and stock market information for PHSB and ESB with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the savings institution industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of PHSB, the business, financial condition, results of operations and prospects of PHSB and held similar discussions with certain members of senior management of ESB regarding the business, financial condition, results of operations and prospects of ESB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by PHSB or ESB or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of PHSB and ESB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PHSB or ESB or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of PHSB or ESB nor have we reviewed any individual credit files relating to PHSB or ESB. We have assumed, with your consent, that the respective allowances for loan losses for both PHSB and ESB are adequate to cover such losses. With respect to the financial projections for PHSB and ESB and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of PHSB and ESB and used by Sandler O’Neill in its analyses, PHSB’s and ESB’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of PHSB and ESB and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in PHSB’s or ESB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that PHSB and ESB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice PHSB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Board of Directors

PHSB Financial Corporation

                    , 2004

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of ESB’s common stock will be when issued to PHSB’s shareholders pursuant to the Agreement or the prices at which PHSB’s or ESB’s common stock may trade at any time.

We have acted as PHSB’s financial advisor in connection with the Merger and will receive a fee for our services, all of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. PHSB has also agreed to indemnify us against certain liabilities arising out of our engagement. As we have previously advised you, in the past, we have provided certain investment banking services for ESB and have received compensation for such services, and we may provide additional services, and receive compensation for such services, prior to the closing of the merger. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to PHSB and ESB and their affiliates. We may also actively trade the debt and/or equity securities of PHSB and ESB or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of PHSB in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of PHSB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of PHSB Shares and does not address the underlying business decision of PHSB to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for PHSB or the effect of any other transaction in which PHSB might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the joint proxy statement/prospectus of PHSB and ESB dated the date hereof and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of PHSB Shares is fair to such shareholders from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

In accordance with the Pennsylvania General Corporation Law, Article 9 of the Registrant’s Articles of Incorporation and Article VIII of the Registrant’s Bylaws provide as follows:

Articles of Incorporation – Article 9

A. Personal Liability of Directors. A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director except to the extent that by law a director’s liability for monetary damages may not be limited.

B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Pennsylvania law.

C. Advancement of Expenses. Reasonable expenses incurred by a director, officer or employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Article 9.B may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Corporation.

D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 9 shall not be deemed exclusive or any other rights to which those seeking indemnification of advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

E. Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 9.

F. Security Fund; Indemnity Agreements. By such action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 9.

G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 9 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 9, and no amendment or termination of any trust or other fund created pursuant to Article 9.F hereof, shall alter to the detriment of such person the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

H. Proceeding. Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 9, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated by (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors then in office.

Bylaws - Article VIII

A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director to the extent set forth in the Corporation’s Articles of Incorporation, which provisions are incorporated herein with the same effect as if they were set forth herein.

Item 21.	Exhibits and Financial Statements Schedules

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits (filed herewith unless otherwise noted)

2.1	Agreement and Plan of Reorganization, dated as of August 12, 2004, between ESB Financial Corporation and PHSB Financial Corporation (including the related Agreement of Merger) is included as Appendix A to the Joint Proxy Statement/Prospectus

2.2	Stockholder Agreement, dated as of August 12, 2004, by and among ESB and the directors of PHSB(1)

2.3	Stockholder Agreement, dated as of August 12, 2004, by and among PHSB and the directors of ESB(1)

4.1	Specimen Stock Certificate of ESB(2)

5.1	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality*

8.1	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: federal tax matters*

10.1	Termination and Release Agreement, dated as of August 12, 2004, by and among James P. Wetzel, Jr. ESB, PHSB and Peoples Home Savings Bank(1)

10.2	Termination and Release Agreement, dated as of August 12, 2004, by and among Richard E. Canonge, ESB, PHSB and Peoples Home Savings Bank(1)

10.3	Consulting and Noncompetition Agreement, dated as of August 12, 2004, between ESB and James P. Wetzel, Jr.(1)

23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibits 5.1 and 8.1, respectively)

23.2	Consent of Ernst & Young LLP

23.3	Consent of S. R. Snodgrass, A.C.

23.4	Letter of S.R. Snodgrass, A.C.

24.1	Power of Attorney (included in Signature Page of this Registration Statement)

99.1	Form of proxy for the ESB special meeting

99.2	Solicitation materials to be provided to participants in the ESB ESOP

99.3	Form of proxy for the PHSB special meeting

99.4	Solicitation materials to be provided to participants in the PHSB ESOP

99.5	Consent of Sandler O’Neill & Partners, L.P.*

99.6	Consent of FinPro, Inc.*

99.7	Consent of James P. Wetzel, Jr. to be named as a director of ESB

*	To be filed by amendment.

(1)	Incorporated by reference from the Current Report on Form 8-K filed by ESB Financial Corporation with the SEC on August 13, 2004.

(2)	Incorporated by reference from the Registration Statement on Form S-4 (Registration No. 33-39219) filed by ESB Financial Corporation with the SEC on March 1, 1991.

(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

(c)	Reports, Opinions, or Appraisals of Outside Parties

The opinion of FinPro, Inc. is included as Appendix B to the Joint Proxy Statement/Prospectus.

The opinion of Sandler O’Neill & Partners, L.P. is included as Appendix C to the Joint Proxy Statement/Prospectus.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, hereunto duly authorized, in the Commonwealth of Pennsylvania on October 5, 2004.

ESB FINANCIAL CORPORATION

By:	/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby makes, constitutes and appoints Charlotte A. Zuschlag his or her true and lawful attorney, with full power to sign for each person and in such person’s name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments.

Name	Title	Date

/s/ Charlotte A. Zuschlag Charlotte A. Zuschlag	President, Chief Executive Officer and Director (principal executive officer)	October 5, 2004

/s/ Charles P. Evanoski Charles P. Evanoski	Group Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	October 5, 2004

/s/ William B. Salsgiver William B. Salsgiver	Chairman of the Board	October 5, 2004

/s/ Herbert S. Skuba Herbert S. Skuba	Vice Chairman of the Board	October 5, 2004

/s/ Charles Delman Charles Delman	Director	October 5, 2004

/s/ Lloyd L. Kildoo Lloyd L. Kildoo	Director	October 5, 2004

/s/ Mario J. Manna Mario J. Manna	Director	October 5, 2004